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# DOVER CORPORATION

**2020 PROXY**



Since 1955 | Redefining what's possible

# Notice of 2020 Annual Meeting of Shareholders

May 8, 2020
9:00 a.m. Central Time
Dover Corporation Headquarters
3005 Highland Parkway
Downers Grove, Illinois 60515

Dear Fellow Shareholder:

You are cordially invited to attend the Annual Meeting of Shareholders (the "Annual Meeting") of Dover Corporation ("Dover" or the "Company") at our headquarters on May 8, 2020 at 9:00 a.m., Central Time, to be held for the following purposes:

1. To elect nine directors.

2. To ratify the appointment of PricewaterhouseCoopers LLP ("PwC") as our independent registered public accounting firm for 2020.

3. To approve, on an advisory basis, named executive officer ("NEO") compensation.

4. To consider a shareholder proposal regarding the right to allow shareholders to act by written consent, if properly presented.

5. To consider such other business as may properly come before the Annual Meeting, including any adjournments or postponements thereof.

Although we intend to hold the Annual Meeting in person, we are monitoring the protocols that federal, state and local governments may recommend or require in light of the evolving coronavirus (COVID-19) outbreak. If we determine it is necessary or appropriate to take additional steps regarding how we conduct our meeting, we will announce our decision in advance, and details will be posted on our website and filed with the SEC.

All holders of record at the close of business on March 12, 2020 are entitled to notice of and to vote at the Annual Meeting or any adjournments or postponements thereof. **Whether or not you plan to attend the Annual Meeting, we urge you to vote your shares as soon as possible.**

**March 26, 2020**

By authority of the Board of Directors,

Ivonne M. Cabrera
*Secretary*

# TABLE OF CONTENTS

**TABLE OF CONTENTS**

# PROXY STATEMENT SUMMARY

## Annual Meeting Information

**Date:**  May 8, 2020

**Time:**  9:00 a.m., Central Time

**Record Date:**  March 12, 2020

**Location:**  Dover Corporation Headquarters
3005 Highland Parkway
Downers Grove, Illinois 60515

For additional information about our Annual Meeting, please see "*General Information About The Annual Meeting*". We are first mailing this Notice of Annual Meeting and Proxy Statement beginning on or about March 26, 2020.

## Items of Business

There are four proposals to be voted on at the Annual Meeting:

| ITEM | Proposal | Board Voting Recommendation | Page Reference |
|---|---|---|---|
| ITEM 1 | The election of nine nominees for director | FOR each director nominee | 11 |
| ITEM 2 | The ratification of the appointment of PwC as our independent registered public accounting firm for 2020 | FOR | 33 |
| ITEM 3 | An advisory resolution to approve NEO compensation | FOR | 75 |
| ITEM 4 | A shareholder proposal regarding the right to allow shareholders to act by written consent, if properly presented | AGAINST | 76 |

## How to Cast Your Vote

Even if you plan to attend the Annual Meeting in person, please cast your vote as soon as possible using one of the following methods:

- Via **internet** by visiting www.proxyvote.com
- Via **telephone** by calling 1-800-690-6903
- Via **mail** by marking, signing and dating your proxy card or voting instruction form (if you received proxy materials by mail) and returning it to the address listed therein

# Company Overview

Dover is a diversified global manufacturer delivering innovative equipment and components, consumable supplies, aftermarket parts, software and digital solutions and support services through five operating segments: Engineered Products, Fueling Solutions, Imaging & Identification, Pumps & Process Solutions, and Refrigeration & Food Equipment. We combine global scale with operational agility to lead the markets we serve. Recognized for our entrepreneurial approach for over 60 years, our team of approximately 24,000 employees takes an ownership mindset, collaborating with customers to redefine what's possible.

Effective October 1, 2019, we transitioned from a three-segment to a five-segment structure as a result of a change to our management structure and operating model. Our five segments are now structured around businesses with similar business models, go-to-market strategies and manufacturing practices. We believe this new structure increases management efficiency and better align our operations with our strategic initiatives and capital allocation priorities, and provides greater transparency about our performance to external stakeholders.



# Management Philosophy

- **Our executive management team** is committed to increasing shareholder value through a combination of sustained long-term profitable growth, operational excellence, and superior free cash-flow generation with productive re-deployment while adhering to a conservative financial policy.

- **Our businesses** seek to be leaders in a diverse set of growing markets where customers are loyal to established brands and value product performance and differentiation evidenced by superior engineering, manufacturing precision, total solution development, and excellent supply chain performance.

- **Our companies** are long-time leaders in their respective markets, known for their innovation, engineering capability, and customer service excellence.

- **Our operating structure** of five business segments allows for increased differentiated acquisition focus consistent with our portfolio and capital allocation priorities and accelerates opportunities to identify and capture operating synergies, such as global sourcing and supply chain integration, shared services, and manufacturing practices, and further advances the development of our executive talent.

- **Our executive management team** sets strategic direction, initiatives and goals, provides oversight of strategy execution and achievement of these goals for our operating companies, and with oversight from our Board of Directors, makes capital allocation decisions, including organic investment initiatives, major capital projects, acquisitions, and the return of capital to our shareholders.

- **Our operating culture** fosters high ethical and performance standards that value accountability, rigor, trust, respect, and open communications, designed to allow individual growth and operational effectiveness.

- Our **sustainable business practices** protect the environment, and we are committed to developing products that help our customers meet their sustainability goals.

## Company Goals

We are committed to driving superior shareholder return through three key objectives:

**1** We are committed to **achieving organic sales growth above gross domestic product growth (GDP+ or 3% to 5% annually on average) over a long-term business cycle**, absent prolonged adverse economic conditions, complemented by **growth through strategic acquisitions**.

**2** We continue to focus on **improving returns on capital and margins** by enhancing our capabilities and making investments across the organization in software and digital applications, operations management, information technology, and talent and by focusing on continuous, effective cost management and productivity initiatives, including automation and digitally-supported manufacturing, supply chain activities, restructuring activities, improved footprint utilization, strategic pricing, and portfolio management.

**3** We aim to generate **strong free cash flow as a percentage of revenue of approximately 8-12%** through strong earnings performance, productivity improvements, and active working capital management.

We support achievement of these goals by aligning management compensation with strategic and financial objectives, executing on well-defined and actively managed merger and acquisition processes, and investing in talent development programs.

## 2019 Performance Overview

| US GAAP from continuing operations | FY2019 | FY2018 | Δ |
|---|---|---|---|
| Revenue ($M) | 7,136 | 6,992 | 2.1% |
| Earnings ($M) | 678 | 591 | 14.7% |
| Diluted EPS ($) | 4.61 | 3.89 | 18.5% |
| **Non-GAAP[1] from continuing operations** | | | |
| Adjusted Earnings ($M)[1] | 872 | 756 | 15.4% |
| Adjusted diluted EPS ($)[1] | 5.93 | 4.97 | 19.3% |

[1]*Definitions and reconciliations of Non-GAAP measures are included at the end of this proxy statement. For the full years ended December 31, 2019 and December 31, 2018, adjusted earnings excluded after tax acquisition-related amortization costs of $103.6 million and $109.3 million, respectively, and rightsizing and other costs of $25.4 million and $58.3 million, respectively. In addition, full year 2019 excluded a $46.9 million non-cash after-tax loss on assets held for sale related to Finder Pompe S.R.L. ("Finder"), as well as a $18.4 million loss on extinguishment of debt. Full year 2018 excluded a $2.8 million net benefit from the Tax Cuts & Jobs Act ("Tax Reform Act").*

In 2019, we continued our long track record of delivering value to our shareholders.



**Transformed Portfolio Producing Shareholder Value (TSR)[1,2]**

|  | 1 year | 3 years | 5 years | 10 years |
|---|---|---|---|---|
| DOVER | 66% | 27% | 18% | 18% |
| Proxy Peer Group Median | 36% | 15% | 12% | 16% |
| S&P 500 | 31% | 15% | 12% | 14% |

1) Source: S&P Capital IQ; end date for returns periods is December 31, 2019.

2) Annualized Total Shareholder Return including dividends and spin-offs. Fortive Corporation went public in July 2016 and Xylem, Inc. went public in Oct 2011; stocks are excluded from periods prior to go public dates. Ingersoll-Rand PLC data reflects TSR pre-merger with Gardner Denver Holdings, Inc.

**PROXY STATEMENT SUMMARY**

In 2019, we executed on our goals, accomplishing the following strategic initiatives and achieving the following results:

| | |
|---|---|
| **Portfolio Assessment & Re-segmentation** | • We completed an in-depth analysis of our portfolio at the individual business level which confirmed the **strategic and financial health and strong value creation potential of Dover's businesses**.<br><br>• We transitioned from a three-segment to a five-segment structure to **increase portfolio transparency and align with our management structure and operating model**.<br><br>• With the launch of the new segment structure and continued evolution of our operating model, our corporate center will oversee operations management and will work closely with our businesses **to drive execution excellence in our operational initiatives and best-in-class processes, standards, and measurement tools to identify, prioritize, and monitor execution of operational improvement initiatives**. |
| **Disciplined Capital Allocation** | • We made **three acquisitions** for an aggregate consideration of $216.4 million, net of cash acquired and including contingent consideration, **to complement and expand upon existing operations within the Fueling Solutions and Pumps & Process Solutions segments**.<br><br>• We continued our history of providing regular capital returns to shareholders. We increased our quarterly dividend by 2%, marking our **64th consecutive year of dividend increases.**<br><br>• We completed **$143.3 million of opportunistic share repurchases.** |
| **Profitability & Return on Invested Capital** | • We executed our **margin expansion program** which is designed to reduce our selling, general and administrative cost base and rationalize our manufacturing and supply chain footprint across the portfolio.<br><br>• We continued to expand **initiatives to extract productivity** across the businesses by expanding our capability to centralize shared service centers under our **Dover Business Services**, leveraging our **Digital Labs** in the Boston area, and commencing work on a **central operations function**. |
| **Reinvestment in the Business** | • We made organic investments in **research and development**, developed **new products and technologies**, improved our **digital capabilities** and expanded the **geographic coverage** of our business. |
| **Sustainable Businesses** | • Over the past several years, our businesses have accelerated efforts and processes around **innovation**, focusing on **technologies** which both create **tangible value** for our customers and enhance the **sustainable nature** of our products. Examples of this technology include:<br><br>➢ Passive cooling unit utilizes existing underground energy     ➢ Fueling nozzles that prevent dripping of excess fuel |
| **Continued Focus on Cash Flow** | • We aim to **generate free cash flow** as a percentage of revenue of approximately **8-12%** through strong earnings performance, productivity improvements, and active working capital management. We are focused on the most efficient allocation of our capital to maximize returns on investment. To do this, we prioritize organic reinvestment to grow and strengthen our existing businesses. We plan to make **average annual investments in capital spending of approximately 2% - 4% of revenue** with a focus on internal projects designed to expand our market participation, develop new products, and improve productivity. |

# Shareholder Engagement

In 2019, we continued our focus on regularly engaging with our shareholders through a multi-stage engagement effort. Our Board was disappointed by the level of shareholder support for our Say on Pay proposal at our 2019 annual meeting, and recognized the importance of engaging in follow-up discussions with our shareholders to consider our next steps regarding Dover's executive compensation program. During 2019, our management and Board undertook a significant multi-stage engagement effort to solicit shareholder feedback on topics ranging from executive compensation and other matters of importance to the Company and our shareholders, including business strategy, governance structures, Board composition and refreshment efforts, diversity, and environmental, social and governance ("ESG") and sustainability initiatives. In direct response to the shareholder feedback we received through this effort, the Compensation Committee implemented meaningful changes to our executive compensation program for 2020, as discussed under "Say on Pay Vote Results and Shareholder Engagement" beginning on page 39 and continued our track record of evolving our best-in-class governance practices as discussed under "Shareholder Engagement and History of Board Responsiveness" beginning on page 28.

# Governance Highlights

Our Board is committed to sound governance practices designed to promote the long-term interests of shareholders and strengthen Board and management accountability. Highlights include:

| BOARD OF DIRECTORS | GOVERNANCE HIGHLIGHTS |
|---|---|
| • Separate independent Chair and Chief Executive Officer ("CEO") roles | • In 2019, achieved removal of all remaining supermajority voting provisions in our charter |
| • In 2020, adopted a diversity search policy for external director and CEO searches conducted by third-party search firms | • In February 2020, reduced ownership threshold required to call a special meeting of shareholders to 15% from 25% |
| • All directors are independent, other than the CEO | • Finance Committee established in 2018 |
| • Annual election of directors | • Proxy access right at 3%/3 years/2 or 20% of Board/20 shareholder aggregation allowance |
| • Majority voting for directors and director resignation policy in uncontested elections | • Strong share retention guidelines for directors and executive officers |
| • Comprehensive annual individual evaluations of one-third of the directors | • Executive compensation driven by pay-for-performance philosophy |
| • Regular executive sessions of independent directors | • Executive officers not permitted to hedge or pledge company shares |
| • Robust succession planning | |

# Executive Compensation

Our compensation program for executive officers is designed to emphasize performance-based compensation in alignment with our business strategy.

## 2019 Executive Compensation

The following table summarizes pay mix for our CEO and other NEOs, which is highly performance based. The target pay mix will change based on the updates made to our executive compensation program in 2020.

2019 TARGET CEO PAY MIX


Base Salary
12.4%
Long Term - RSUs
14.4%
Annual Incentives
15.5%
Long Term - SSARs
43.3%
Long Term - Perf. Shares
14.4%
Performance Based
73.2%

2019 TARGET OTHER NEO PAY MIX


Base Salary
27.7%
Long Term - RSUs
9.9%
Annual Incentives
22.9%
Long Term - SSARs
28.5%
Long Term - Perf. Shares
11.0%
Performance Based
62.4%

## Executive Compensation Program Highlights & Updates

The following table details how we took action in response to the shareholder vote outcome of our 2019 Say on Pay proposal and made changes to our executive compensation program in order to directly address shareholders' areas of focus.

| COMPONENT | SHAREHOLDER FEEDBACK | DOVER RESPONSE |
|---|---|---|
| **ANNUAL INCENTIVE PLAN** | • Increase disclosure regarding goals and outcomes of individual performance metrics | ✓ Provided additional detail regarding weighting, nature and performance outcomes for individual strategic objectives (pages 51 to 54)<br><br>✓ Improved disclosure regarding threshold, target and maximum levels for financial goals (page 52) |
| | • Consider inclusion of ESG themes into Annual Incentive Plan ("AIP") | ✓ Integrated ESG oversight responsibility as an individual strategic objective for CEO (page 53) |
| **LONG-TERM INCENTIVE PLAN** | • Shift to a more performance-based mix of awards | ✓ Increased PSU weighting to 40% from 20% and decreased SSAR weighting to 40% from 60% (page 58) |
| | • Enhance transparency of PSU performance metric | ✓ Shifted from internal Total Shareholder Return ("iTSR") to relative Total Shareholder Return ("rTSR") performance metric for PSUs with the S&P 500 Industrials index as the benchmark (page 58) |
| | • Maximum payout of 400% under iTSR is disproportionate to peers | ✓ Reduced maximum payout ceiling from 400% to 300% (page 57) |
| **OTHER** | • Lack of formal clawback provision | ✓ Implemented comprehensive clawback structure (page 60) |

## EXECUTIVE COMPENSATION PROGRAM HIGHLIGHTS

✓ Pay-for-performance philosophy — a substantial majority of NEO pay is performance based and tied to Dover's stock price performance

✓ Significant portion of long-term compensation is performance based, with long-term incentives vesting over three years subject to rigorous three-year performance period

✓ Strong share ownership guidelines for NEOs

✓ Equity awards with anti-hedging and anti-pledging provisions

✓ For 2019, added enhanced disclosure regarding individual strategic objectives and financial metrics in our AIP and incorporated ESG oversight into our CEO's individual strategic objectives in the AIP

✓ Adopted a robust clawback structure

✓ Reduced the maximum payout ceiling from 400% to 300% for PSU awards

✓ Implemented changes reflected in our 2020 executive compensation program, including increasing the proportion of LTIP awards dedicated to PSUs to 40% (from 20%) and shifting from iTSR to rTSR as the performance metric for PSUs

# Director Nominees

Our Governance and Nominating Committee maintains an active and engaged Board through a robust refreshment process, which focuses on ensuring our Board has a diverse skill set that benefits from both the industry- and company-specific knowledge of our longer-tenured directors, as well as the fresh perspectives brought by our newer directors.

| | NAME | OCCUPATION | INDEPENDENT | COMMITTEES MEMBERSHIPS* | OTHER PUBLIC COMPANY BOARDS |
|---|---|---|---|---|---|
| | **H. John Gilbertson, Jr.**<br>Age: 63<br>Director Since: 2018 | Retired Managing Director at Goldman Sachs | ✓ | A, F | 1 |
| | **Kristiane C. Graham**<br>Age: 62<br>Director Since: 1999 | Private Investor | ✓ | C, G | 0 |
| | **Michael F. Johnston**<br>*Chair of the Board*<br>Age: 72<br>Director Since: 2013 | Retired CEO of Visteon Corporation | ✓ | C, G | 2 |
| | **Eric A. Spiegel**<br>Age: 62<br>Director Since: 2017 | Former President and CEO of Siemens USA; Special Advisor at Brighton Park Capital | ✓ | A, F (Chair) | 0 |
| | **Richard J. Tobin**<br>Age: 56<br>Director Since: 2016 | President and CEO of Dover | No (CEO of Dover) | — | 0 |
| | **Stephen M. Todd**<br>Age: 71<br>Director Since: 2010 | Former Global Vice Chairman of Assurance Professional Practice of Ernst & Young Global Limited | ✓ | A (Chair) | 2 |
| | **Stephen K. Wagner**<br>Age: 72<br>Director Since: 2010 | Former Senior Adviser, Center for Corporate Governance, Deloitte & Touche LLP | ✓ | A, G (Chair) | 1 |
| | **Keith E. Wandell**<br>Age: 70<br>Director Since: 2015 | Former President and CEO of Harley-Davidson, Inc. | ✓ | C (Chair), F | 1 |
| | **Mary A. Winston**<br>Age: 58<br>Director Since: 2005 | President of WinsCo Enterprises Inc.; Former Executive Vice President and Chief Financial Officer ("CFO") of Family Dollar Stores, Inc. | ✓ | C, F | 3 |

*A = Audit Committee; C = Compensation Committee; G = Governance and Nominating Committee; F = Finance Committee

# Board Composition

Our Board has the following composition:



Non-Independent 1 Director
Independent 8 Directors
*Independence*

0-5 Years 4 Directors
6-10 Years 3 Directors
10+ Years 2 Directors
*Tenure*

60-69 years 3 Directors
70+ years 4 Directors
<60 years 2 Directors
*Age*

# Proposal 1 — Election of Directors

## Criteria for Director Nominees

The Board, in part through its delegation to the Governance and Nominating Committee, seeks to recommend qualified individuals to become members of the Board. The Board selects individuals as director nominees who, in the opinion of the Board, demonstrate the highest personal and professional integrity as well as exceptional ability and judgment, who can serve as a sounding board for our CEO on planning and policy, and who will be most effective, in connection with the other nominees to the Board, in collectively serving the long-term interests of all our shareholders.

**Key areas of expertise for director nominees, which are reflected in our current director nominees, include:**

| | | |
|---|---|---|
| ✓ | *Strategic M&A* | Experience with international acquisitions, post-merger integration, and portfolio restructuring |
| ✓ | *Global Operations & Management* | Experience with cross-border transactions, global market entry and expansion, and implementation of operational efficiency |
| ✓ | *Capital Markets Expertise* | Experience with capital markets and complex financing transactions |
| ✓ | *Strategy Development & Execution* | Experience with diversified manufacturing in many of the markets and product areas relevant to Dover's businesses |
| ✓ | *Risk Management Expertise* | Experience evaluating risk management policies and procedures |
| ✓ | *Audit & Corporate Governance Matters* | Experience with assurance and audit, regulation, and financial reporting |
| ✓ | *Human Capital Management* | Experience attracting, developing and retaining talent and building strong cultures |
| ✓ | *Executive Leadership Experience* | Leadership experience as former CEOs and CFOs of global public companies |

In considering diversity in selecting director nominees, the Governance and Nominating Committee gives weight to the extent to which candidates would increase the effectiveness of the Board by broadening the mix of experience, knowledge, backgrounds, skills, ages and tenures represented among its members. In 2020, our Board adopted a policy reflected in our Corporate Governance Guidelines requiring that the initial list of potential director and external CEO candidates presented by third-party search firms include qualified diverse candidates.

The Governance and Nominating Committee also considers our current Board composition and the projected retirement date of current directors, as well as such other factors it may deem to be in the best interests of Dover and its shareholders, including a director nominee's leadership and operating experience (particularly as a CEO), financial and investment expertise and strategic planning experience.

The Board prefers nominees to be independent, but believes it is desirable to have our CEO on the Board as a representative of current management. Given the global reach and broad array of the types of businesses operated by Dover, the Governance and Nominating Committee highly values director nominees with multi-industry and multi-geographic experience.

# Director Nomination Process

Whenever the Governance and Nominating Committee concludes that a new nominee to our Board is required or advisable, it will consider recommendations from directors, management, shareholders and, if it deems appropriate, consultants retained for that purpose. In such circumstances, it will evaluate individuals recommended by shareholders in the same manner as nominees recommended from other sources.

### *Shareholder Nominations for Director*

Shareholders who wish to recommend an individual for nomination should send that person's name and supporting information to the Governance and Nominating Committee, care of the Corporate Secretary at our principal executive offices, 3005 Highland Parkway, Downers Grove, Illinois, 60515, or through our communications coordinator. Shareholders who wish to directly nominate an individual for election as a director, without going through the Governance and Nominating Committee, must comply with the procedures in our by-laws. Please see "*General Information About the Annual Meeting*" for nomination deadlines.

### *Proxy Access Shareholder Right*

Following extensive engagement with our shareholders, our Board determined to adopt proxy access in February 2016, permitting a shareholder or group of up to 20 shareholders holding 3% of our outstanding shares of common stock for at least three years to nominate a number of directors constituting the greater of two directors or 20% of the number of directors on our Board, as set forth in detail in our by-laws.

## 2020 Director Nominees

There are nine nominees for election to our Board at this Annual Meeting, each to serve until the next annual meeting of shareholders or his or her earlier removal, resignation or retirement. All of the nominees currently serve on our Board and are being proposed for re-election by our Board.

If any nominee for election becomes unavailable or unwilling for good cause to serve as a director before the Annual Meeting, an event which we do not anticipate, the persons named as proxies will vote for a substitute nominee or nominees as may be designated by our Board, or the Board may reduce the number of directors. Directors will be elected by a majority of the votes cast in connection with their election.



### *H. John Gilbertson, Jr.*

**Independent Director Nominee**
**Age: 63**
**Director since 2018**
**Committees Served:   Audit, Finance**

***Business Experience***: Retired Managing Director (1997 to 2012) at Goldman Sachs, a global investment banking, securities and investment management firm; also served as Advisory Director (2013 to 2015), and Partner-in-Charge, Midwest Region Investment Banking Services (2001 to 2010); prior thereto, various positions within Goldman Sachs (since 1987, except where noted). Mr. Gilbertson previously served as Managing Director at Travelers Group Inc. (1995), a financial services company; Associate, Mergers and Acquisitions at Morgan Stanley & Co. Incorporated (1985 to 1987), a financial services firm; Consultant, Corporate Strategy at Bain & Company (1982 to 1985), a management consulting firm; Assistant Treasurer, Corporate Banking at Chase Manhattan Bank (1979 to 1981), a commercial bank; and News Reporter at The Providence Journal Company (1978), a metropolitan daily newspaper.

***Other Board Experience***: Director and Chair of Audit Committee of Meijer, Inc. ("Meijer") and Director of AAR Corp.

***Skills and Qualifications***:

- Mr. Gilbertson has extensive experience in corporate finance, capital markets, and mergers and acquisitions, and the insights he gained as an advisor to clients across a broad range of industries bring valuable perspective to our Board.

- Throughout his career, Mr. Gilbertson has served as a strategic and financial advisor to his clients, forming deep relationships with companies in a range of industries including Baxter International, Walgreens, The Boeing Company, W.W. Grainger, Inc. and Exelon Corporation.

- He has nearly four decades of experience in the professional and financial services industry, starting his career with Chase Manhattan Bank, then working at Bain & Company, where he lived abroad and served in a corporate strategy consulting role, next joining Morgan Stanley in mergers and acquisitions, and finally at Goldman Sachs, where he helped expand the Midwestern practice.

- His deep expertise in financial management, coupled with his analytical and collaborative mindset, allow him to make invaluable contributions to our Board as it focuses on delivering greater returns from our businesses, funding investments to drive profitable growth, and enhancing shareholder value.

- Mr. Gilbertson has a strong background in senior leadership development, succession planning, and organizational culture development, gained from his time at Goldman Sachs and his service as a director at Meijer, and has first-hand experience assisting in onboarding new CEOs.

- He also brings to the Board considerable expertise in financial risk oversight and capital allocation.

- He earned a bachelor's degree in political economy from Dartmouth College and an MBA from Harvard University.

**PROPOSAL 1 — ELECTION OF DIRECTORS**



### Kristiane C. Graham

**Independent Director Nominee**
**Age: 62**
**Director since 1999**
**Committees Served:   Compensation, Governance and Nominating**

***Business Experience***: Private Investor.

***Skills and Qualifications***:

- Ms. Graham's experience as a private investor with substantial holdings of Dover stock and her shared interests in Dover, including interests through charitable organizations of which she is a director, makes her a good surrogate for our individual and retail investors.

- Ms. Graham also has past experience with a commercial bank, primarily as a loan officer. She founded and operated an advisory company and a publication regarding international thoroughbred racing and now co-manages her family's investments.

- During her time on the Board, she has devoted substantial time to monitoring the development of Dover operating company leaders, enabling her to provide the Board valuable insights regarding management succession.

- As a member of one of the founding families of Dover, Ms. Graham also brings to the Board a sense of Dover's historical values, culture and strategic vision which the Board believes is beneficial as it considers various strategic planning alternatives for shaping Dover's future.



### Michael F. Johnston

**Independent Board Chair; Independent Director Nominee**
**Age: 72**
**Director since 2013**
**Committees Served:   Compensation, Governance and Nominating**

***Business Experience****:* Former CEO (from 2004 to 2008) and President and Chief Operating Officer (from 2000 to 2004) of Visteon Corporation, an automotive components supplier; former President of North America/Asia Pacific, Automotive Systems Group (from 1999 to 2000), President of Americas Automotive Group (from 1997 to 1999), and other senior management positions at Johnson Controls, Inc., an automotive and building services company.

***Other Board Experience***: Director of Armstrong Flooring, Inc. and Whirlpool Corporation. Former Chairman and Director of Visteon Corporation. Former Director of Armstrong World Industries and Flowserve Corporation.

***Skills and Qualifications***:

- Mr. Johnston brings to the Board industry insight, financial expertise and leadership experience garnered from his 17 years on the boards of global companies.

- During his career, he has served as CEO of an $18 billion global manufacturer, and has been a lead Director and Chair of other major public companies.

- Mr. Johnston also brings valuable corporate governance perspectives from his prior board service, while his operations experience has helped him gain knowledge and a deep understanding in manufacturing, design, innovation, engineering, accounting and finance and capital structure.

- In addition, he has nearly 20 years of experience in building businesses in emerging economies.

- Mr. Johnston holds a bachelor's degree in industrial management from the University of Massachusetts and an MBA from Michigan State University.



### Eric A. Spiegel

**Independent Director Nominee**
**Age: 62**
**Director since 2017**
**Committees Served:   Audit, Finance** *(Chair)*

*Business Experience*: Special Advisor at Brighton Park Capital, a private equity firm, where he supports the firm's sector investment teams and portfolio companies by providing strategic counsel on industry trends and growth strategies. Former President and CEO (from 2010 to 2016) of Siemens USA, a global business focusing on the areas of electrification, automation and digitalization; former Managing Partner, Global Energy, Chemicals, and Power, and Managing Partner, Washington, D.C. office, and other roles at Booz & Company, Inc. (now known as Strategy&) and Booz Allen Hamilton, Inc., global consulting firms (1986 to 2010); former Associate, Energy and Industrials Practice, at Temple, Barker & Sloane, Inc., a management consulting firm (now known as Oliver Wyman) (1984 to 1985; 1980 to 1982); former Marketing and Strategy Manager at Brown Boveri & Cie (now known as ABB), a Swiss group of electrical engineering companies (1982 to 1984). In connection with his position at Brighton Park Capital, Mr. Spiegel serves as Chair of Relatient, Inc., a patient-engagement software company serving healthcare providers.

*Other Board Experience*: Director and Audit Committee Chair of Liberty Mutual Holding Company, Inc.

*Skills and Qualifications*:

- Mr. Spiegel is an experienced business leader with diversified, global experience who brings deep and valuable expertise in strategy development, corporate restructuring, portfolio management and M&A to our Board.

- He has over 35 years of experience working with large, global companies in the energy and industrial markets, mostly recently as President and CEO of Siemens USA. At Siemens, he led strategic reviews across a portfolio of ~45 businesses in the company's largest market with over $22 billion in revenue, 50,000 employees and over 60 manufacturing facilities. During that time, he led the acquisition, divestiture, joint venture and carve-out of over 30 business units and segments. He also executed Siemens' "Vision 2020" initiative to optimize growth and margins in the U.S., across all sectors.

- Prior to Siemens, Mr. Spiegel was a global consultant at Booz Allen Hamilton focused on complex organizations in the energy, power, chemical, water, industrial and automotive fields. At Booz, he lived, and worked with major energy clients, in Asia, the Middle East, Europe, and Latin America on projects around corporate strategy, M&A, major capital projects, cost restructuring, margin enhancement and supply chain re-design and was also closely involved with the government sector.

- An expert on the global energy industry, Mr. Spiegel co-authored the book *Energy Shift: Game-changing Options for Fueling the Future.*

- He holds a bachelor's degree in economics from Harvard University and an MBA from the Tuck School of Business at Dartmouth College.

**PROPOSAL 1 — ELECTION OF DIRECTORS**



### Richard J. Tobin

**Chief Executive Officer**
**Age: 56**
**Director since 2016**
**Committee Served:   None**

**Business Experience**: President and CEO of Dover (since 2018): former CEO (2013 to 2018) of CNH Industrial NV ("CNH Industrial"), a global manufacturer of agricultural and construction equipment, trucks, commercial vehicles, buses, specialty vehicles and powertrain applications; former Group Chief Operating Officer of Fiat Industrial S.p.A., a global capital goods manufacturer, and President and CEO (each from 2012 to 2013) of CNH Global NV, a multinational manufacturer of agricultural and construction equipment; former CFO of CNH Global NV (2010 to 2012); former Chief Finance Officer & Head of Information Technology (2004 to 2010) of SGS Group, a multinational provider of inspection, verification, testing and certification services; and former Chief Operating Officer for North America (2002 to 2004) of SGS Group.

*Skills and Qualifications*:

- Mr. Tobin is Dover's current CEO. The Board believes it is desirable to have one active management representative on the Board to facilitate its access to timely and relevant information and its oversight of management's long-term strategy, planning, and performance.

- He has a broad range of industry and functional experiences acquired through regional and global leadership positions of significant responsibility and scope.

- He is the former CEO of CNH Industrial, a complex international industrial company, where he led efforts to increase efficiencies, innovate through new technologies, expand geographically, and maximize the company's portfolio of businesses.

- Mr. Tobin gained extensive experience in international finance, operations, management, and information technology in his prior roles as CFO of CNH Global NV and Chief Finance Officer & Head of Information Technology at SGS Group.

- He has developed deep expertise with global capital markets through his international finance leadership roles.

- Prior to beginning his business career, Mr. Tobin was an officer in the United States Army.

- He is a member of the Board of Trustees of the John G. Shedd Aquarium in Chicago. He formerly served on the U.S. Chamber of Commerce Board of Directors, and is a former member of the Business Roundtable. Mr. Tobin holds a bachelor of arts from Norwich University and an MBA from Drexel University.

**PROPOSAL 1 — ELECTION OF DIRECTORS**



### Stephen M. Todd

**Independent Director Nominee**
**Age: 71**
**Director since 2010**
**Committee Served:   Audit** *(Chair)*

**Business Experience**: Former Global Vice Chairman (from 2003 to 2010) of Assurance Professional Practice of Ernst & Young Global Limited, London, UK, an assurance, tax, transaction and advisory services firm; and prior thereto, various positions with Ernst & Young (since 1971).

**Other Board Experience**: Director and Audit Committee member of Apergy Corporation and Member of the Board of Trustees of PNC Funds (registered management investment company).

**Skills and Qualifications**:

- Mr. Todd's experience in the accounting profession makes him a valuable resource for the Board and Audit Committee.
- Mr. Todd brings to the Board significant financial experience in both domestic and international business following a 40-year career at Ernst & Young where he specialized in assurance and audit.
- Mr. Todd developed and directed Ernst & Young's Global Capital Markets Centers, which provide accounting, regulatory, internal control and financial reporting services to multinational companies in connection with cross-border debt and equity securities transactions and acquisitions, making him well suited to advise the Board on capital allocation decisions, financing alternatives, and acquisition activities.
- His experience, especially his years as Global Vice Chairman of Ernst & Young Global Limited's Assurance Professional Practice and as audit partner for several multinational companies, gives him unique insights into accounting and financial issues relevant to multinational companies like Dover, and he brings the perspective of an outside auditor to the Audit Committee.



### Stephen K. Wagner

**Independent Director Nominee**
**Age: 72**
**Director since 2010**
**Committees Served:   Audit, Governance and Nominating** *(Chair)*

**Business Experience**: Former Senior Advisor, Center for Corporate Governance, of Deloitte & Touche LLP, an audit, financial advisory, tax and consulting firm (from 2009 to 2011); Managing Partner, Center for Corporate Governance, of Deloitte (from 2005 to 2009); Deputy Managing Partner, Innovation, Audit and Enterprise Risk, United States, of Deloitte (from 2002 to 2007); and Co-Leader, Sarbanes-Oxley Services, of Deloitte (from 2002 to 2005).

**Other Board Experience**: Director and Audit Committee member of Apergy Corporation

**Skills and Qualifications**:

- Mr. Wagner's over 30 years of experience in accounting make him a valuable resource for the Board and the Audit Committee.
- His work with Sarbanes-Oxley and other corporate governance regulations, including his years as Managing Partner at Deloitte & Touche's Center for Corporate Governance, makes him well suited to advise the Board on financial, auditing and finance-related corporate governance matters as well as risk management.
- Mr. Wagner is an expert in risk oversight and co-authored a book on risk management entitled *Surviving and Thriving in Uncertainty: Creating the Risk Intelligent Enterprise*.
- He brings to the Board an outside auditor's perspective on matters involving audit committee procedures, internal control and accounting and financial reporting matters.

**PROPOSAL 1 — ELECTION OF DIRECTORS**



### *Keith E. Wandell*

**Independent Director Nominee**
**Age: 70**
**Director since 2015**
**Committees Served:   Compensation** *(Chair)*, **Finance**

***Business Experience***: Former President and CEO (from 2009 to 2015) of Harley-Davidson, Inc., a global motorcycle manufacturer; and former President and Chief Operating Officer (from 2006 to 2009), former Executive Vice President (from 2005 to 2006), former Corporate Vice President (from 1997 to 2005), former President of the Automotive Experience business (from 2003 to 2006) and President of the Power Solutions business (from 1997 to 2003) of Johnson Controls, Inc., a global manufacturer of automotive, power and building solutions.

***Other Board Experience***: Director of Dana Incorporated. Former Chairman of Harley Davidson, Inc. and former Director of Constellation Brands, Inc. and Clarcor, Inc.

***Skills and Qualifications***:

- Mr. Wandell brings to the Board the valuable perspective of a strategic, experienced leader with a strong record focused on growth, profitability, international expansion and innovation.

- He has over 30 years of experience in diversified manufacturing businesses, most recently as the former Chairman and CEO of Harley-Davidson, Inc., where he led transformation efforts across the company's product development, manufacturing and retail functions, focused on international expansion and implemented a restructuring plan.

- Prior to joining Harley-Davidson, Inc., Mr. Wandell served as President and Chief Operating Officer of Johnson Controls, Inc. and helped manage the company's entry into the Chinese car-battery market as well as its subsequent joint venture with China's largest battery manufacturer.

- Mr. Wandell has gained valuable insights into the effective development of executive leadership capabilities and strong corporate cultures through his experience as a senior leader at companies such as Harley-Davidson and Johnson Controls.

- In addition to his significant operating, financial and leadership experience in both domestic and international business, Mr. Wandell has served on the boards of four other public companies, including the two on which he currently serves.

- He holds a bachelor's degree in business administration from Ohio University and an MBA from the University of Dayton.

**PROPOSAL 1 — ELECTION OF DIRECTORS**



### Mary A. Winston

**Independent Director Nominee**
**Age: 58**
**Director since 2005**
**Committees Served:   Compensation, Finance**

***Business Experience***: President of WinsCo Enterprises Inc., a consulting firm providing financial and board governance advisory services (since 2016); former Interim CEO, Bed Bath & Beyond Inc., a leading retailer of home products (from May 2019 to November 2019); former Executive Vice President and CFO of Family Dollar Stores, Inc., a general merchandise retailer (from 2012 to 2015); former Senior Vice President and CFO of Giant Eagle, Inc., a grocery and fuel retailer (from 2008 to 2012); former President of WinsCo Financial LLC, a financial and strategic consulting firm (from 2007 to 2008); and former Executive Vice President and CFO of Scholastic Corporation, a children's publishing and media company (from 2004 to 2007).

***Other Board Experience***: Director of Bed Bath & Beyond, Inc., Domtar Corporation and Acuity Brands, Inc.; Former Director of SUPERVALU INC. and Plexus Corporation.

***Skills and Qualifications***:

- Ms. Winston brings to the Board valuable experience and expertise based on her years of broad financial management and broad executive leadership experience.

- Ms. Winston, who started her career as a CPA with Arthur Andersen & Co, has extensive experience with financial, accounting and internal control matters for large public companies.

- Ms. Winston served as CFO of three large companies: Family Dollar Stores, Inc., Giant Eagle, Inc. and Scholastic, Inc., as well as prior global finance leadership roles (prior to 2004) at Visteon Corporation and Pfizer, Inc. Through these experiences, she developed deep expertise in capital markets, M&A, capital structure matters, capital allocation, financial risk management, real estate financing transactions, dividend and stock repurchase programs, and investor relations. In addition, Ms. Winston served as interim CEO of Bed Bath & Beyond Inc.

- Ms. Winston's background and experience make her a valuable contributor to the Board on matters involving risk oversight and capital allocation, as well as executive compensation and general corporate governance matters.

- She holds a bachelor's degree in accounting from the University of Wisconsin and an MBA from Northwestern University's Kellogg School of Management. She has been designated as a Board Leadership Fellow by the National Association of Corporate Directors ("NACD") and serves as Chair of the NACD Carolinas chapter.


**THE BOARD RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH
OF THE NOMINEES NAMED ABOVE.**


# Board Oversight and Governance Practices

Our Board is responsible for, and committed to, overseeing our long-term strategic development as well as managing the principal and most significant risks that we face. In carrying out this duty, our Board advises senior management to help drive long-term value creation for our shareholders. The following summarizes our Board's key areas of oversight responsibility.

## Board Oversight

| KEY AREAS OF BOARD OVERSIGHT | |
|---|---|
| **Long-Term Business Strategy** | • One of the primary responsibilities of our Board is the **oversight of management's long-term strategy and planning**. Accordingly, our Board maintains a deep level of engagement with management in setting and overseeing Dover's long-term business strategy. |
| **Capital Allocation** | • Our Board is focused on the **efficient allocation of capital to drive growth and provide returns to our shareholders.** Our capital allocation priorities are organic investments, strategic acquisitions, and the return of capital to our shareholders.<br><br>• We consistently **return cash to shareholders** by paying **dividends**, which **have increased annually over each of the last 64 years**.<br><br>• We also undertake opportunistic **share repurchases** as part of our capital allocation strategy, completing **$1 billion of share repurchases in 2018**, primarily funded with proceeds received in connection with the consummation of the spin-off of Apergy Corporation, and **$143.3 million in 2019**.<br><br>• We employ a **prudent financial policy** to support our capital allocation strategy, which includes maintaining an **investment grade credit rating**. |
| **Portfolio Management** | • Businesses in our portfolio are continually evaluated for **strategic fit.**<br><br>• **We seek to deploy capital in acquisitions in attractive growth areas across our five segments**. We focus primarily on bolt-on acquisitions, **applying strict selection criteria of market attractiveness** (including growth, maturity, and performance-based competition), **business fit** (including sustained leading position, revenue visibility, and favorable customer value-add versus switching cost or risk) and **financial return profile** (accretive growth and margins and double-digit return on capital).<br><br>• We have **sold or divested some of our businesses** based on changes in specific market outlook, structural changes in financial performance, value-creation potential, or for other strategic considerations, which included an effort to reduce our exposure to cyclical markets or focus on our higher margin growth spaces.<br><br>• Significant efforts to **streamline and improve the portfolio to less cyclical and higher growth businesses were undertaken in 2018 with the spin-off of Apergy Corporation**.<br><br>• Transition from a three-segment to a five-segment structure to **increase portfolio transparency and align with our management structure and operating model**. |

**PROPOSAL 1 — ELECTION OF DIRECTORS**

| KEY AREAS OF BOARD OVERSIGHT | |
|---|---|
| **Risk Management** | • Our Board has established a **comprehensive enterprise risk management process to identify and manage risks**, and periodically reviews the processes established by management to identify and manage risks and **communicates** with management about these processes.<br><br>• We have established a risk assessment team consisting of senior executives, which annually, with the assistance of a consultant, oversees a risk assessment made at the segment and operating company levels and, with that information in mind, performs an assessment of the overall risks our company may face. Each quarter, this team reassesses the risks at the Dover level, the severity of these risks and the status of efforts to mitigate them and **reports to the Board** on that reassessment. |
| **ESG** | • The **full Board has oversight of Environmental, Social, and Governance ("ESG") matters** and is regularly briefed on strategic planning, risks, and opportunities related to ESG by senior management, including our CEO.<br><br>• **Integrated ESG oversight responsibility into our CEO's individual strategic objectives** within the Annual Incentive Plan. |
| **Culture** | • We foster **an operating culture with high ethical standards** that values accountability, rigor, trust, respect, and open communication and is designed to encourage individual growth and operational effectiveness. We continue to make significant investments in talent development, especially in the area of operational management, and **recognize that the growth and development of our employees is essential for our continued success**.<br><br>• As part of our commitment to strong corporate governance practices, **we maintain an active and robust ethics program**. Our Code of Conduct & Business Ethics applies to all employees and directors of Dover and its subsidiaries. We enforce our Code fairly and consistently, regardless of one's position in Dover, and **will not tolerate retaliation** against those who report suspected misconduct in good faith. |
| **Succession Planning** | • Another of the Board's primary responsibilities is **overseeing a sound Board and management succession process**. The Board has developed a **comprehensive plan** to address management succession — both over the long term and for emergency purposes. The framework for the long-term plan includes thoughtful, deliberate monitoring of management beyond our top executives to ensure Dover continues to build a deep internal bench of talent.<br><br>• Our Board is also focused on its **own succession plan**, which drives not only our director selection efforts, but also how we approach Board and committee leadership structure and membership, with a **focus on critical board skills, diversity, and independence**. |
| **Cybersecurity** | • The full Board is briefed on enterprise-wide **cybersecurity risk management** and the overall cybersecurity risk environment, and oversees major tasks related to cybersecurity risk management, periodically reviews our response capabilities, and meets with the Chief Information Officer on at least an annual basis.<br><br>• Dover employs the National Institute of Standards & Technology Framework for Improving Critical Infrastructure Cybersecurity (**The NIST Framework**). This voluntary guidance developed with much private sector input provides a framework and a toolkit for organizations to manage cybersecurity risk. |

**PROPOSAL 1 — ELECTION OF DIRECTORS**

## Corporate Governance

Our Board is committed to sound governance practices and regularly reviews and refines our profile to reflect evolving best practices and matters raised by our shareholders. The following summarizes key aspects of our governance framework.

| GOVERNANCE HIGHLIGHTS | |
|---|---|
| **Independent Chair/Directors** | • We have an **independent Chair** and all directors are independent, other than our CEO. |
| **Commitment to Diversity** | • In 2020, our Board adopted a policy reflected in our Corporate Governance Guidelines requiring that the initial list of potential director and external CEO candidates presented by third-party search firms **include qualified diverse candidates**. |
| **Special Shareholder Meetings** | • In 2020, we amended our by-laws to **reduce the ownership threshold required to call a special meeting of shareholders to 15% or more of the voting power of our outstanding stock from 25%**. |
| **Elimination of Super-majority Provisions** | • In 2019, **we accomplished the removal of all remaining supermajority provisions in our charter**. |
| **Finance Committee** | • Our Board **established a new Finance Committee comprised of independent directors in 2018**.<br>• The Finance Committee assists the Board in overseeing policies, practices, strategies, and risks relating to our financial affairs, including with respect to capital allocation matters such as share repurchases, dividend policy, debt issuances, capital expenditures and M&A, as well as global treasury activities, insured risk management, and tax planning. |
| **Board Committee Refreshment** | • Our Board **periodically reviews committee composition and chair positions**, seeking the appropriate blend of continuity and fresh perspectives on committees. |
| **Annual Majority Vote Director Elections & Mandatory Resignation Policy** | • All of our **directors are elected annually** by our shareholders.<br>• Our **directors must receive a majority of the votes cast** in uncontested elections to be elected.<br>• We have a director resignation policy that requires a director to tender an irrevocable resignation letter to the Board prior to being nominated, contingent on the director not receiving a majority of the votes cast in an uncontested election and the Board's acceptance of the resignation. The Governance and Nominating Committee will recommend to the full Board whether to accept the resignation or whether to take other action. |
| **Proxy Access** | • Our by-laws permit a shareholder or a group of up to **20 shareholders owning 3% or more** of our outstanding common stock continuously for at least three years to nominate and include in our proxy materials director candidates constituting up to the greater of two individuals or 20% of the Board, provided that the shareholder(s) and the nominee(s) satisfy the requirements specified in our by-laws. |

## Board Leadership Structure

We believe that having an independent leader of the Board is important to the Board's oversight role and decision-making involving corporate strategy, performance, succession, and other critical matters. Under our current Board leadership structure, our Board has leadership that is independent from management by way of an independent Chair. Our CEO is also a member of the Board as a management representative. We believe this is important to make information and insight directly available to the directors in their deliberations. In our view, this board leadership structure gives us an appropriate, well-functioning balance between non-management and management directors that combines experience, accountability and effective risk oversight.

## Board, Committee and Individual Director Evaluations

Our Board and its committees conduct robust annual self-evaluations of their performance. In addition, our Board evaluates one-third of our directors on a rotating individual basis each year with the purpose of assisting each director to be a more effective member of the Board. New directors undergo the evaluation process in each of their first two years on the Board. Our directors believe the rotational nature of our evaluation process enables a more in-depth, comprehensive evaluation for each of our directors.

## Directors' Meetings and Attendance

During 2019, the Board met six times. No director attended less than 75% of the board and standing committee meetings held while he or she was a member of the Board and relevant standing committee. Average board attendance was over 97% in 2019. Our independent directors meet at regularly scheduled executive sessions at least quarterly without management representatives or non-independent directors present. The Chair of the Board presides at these sessions. We expect our directors to attend the Annual Meeting. All directors then on the Board attended the 2019 Annual Meeting.

Our directors also regularly engage with management and outside subject matter experts outside of formal meetings. Examples include developing agendas and reviewing the content of materials in advance of meetings, calls or in-person meetings with members of management to prepare for meetings, receiving periodic updates from management on significant operational or strategic developments between meetings, and, from time to time, engaging with shareholders.

## Management Meetings and Site Visits

We encourage our directors to meet with senior managers throughout the enterprise and attend management's strategic planning sessions. When considering businesses to visit, priority goes to those businesses identified as strategically important as well as those that were recently acquired. From time to time, the Board makes on-site visits to our businesses to tour the manufacturing facilities and meet face-to-face with company management and employees. These visits serve as an important tool in the Board's succession planning process for our senior leadership team and enable a deeper understanding of our businesses and our culture.

## Director Orientation and Education

All new directors participate in our director orientation program. New directors meet in-person with senior corporate and segment leaders to review and discuss our businesses, operations, strategy, end markets, governance and culture. We believe that our on-boarding approach, coupled with participation in regular Board and committee meetings, as well as additional exposure to our business through participation in management meetings and site visits, provides new directors a strong foundation in our businesses and accelerates their effectiveness to fully engage in Board deliberations.

Our Board also encourages directors to participate annually in continuing director education programs outside of the Boardroom, and we reimburse directors for their expenses associated with this participation.

## Director Independence

Our Board has determined that each of the current members of the Board, except for Richard J. Tobin, who is our CEO, has no material relationship with Dover and satisfies all the criteria for being "independent" members of our Board. This includes the criteria established by the U.S. Securities and Exchange Commission ("SEC") and the New York Stock Exchange ("NYSE") listing standards, as well as our standards for classification as an independent director which are available on our website at www.dovercorporation.com. Our Board makes an annual determination of the independence of each nominee for director prior to his or her nomination for re-election. No director may be deemed independent unless the Board determines that he or she has no material relationship with Dover, directly or as an officer, shareholder or partner of an organization that has a material relationship with Dover.

## Majority Standard for Election of Directors and Mandatory Resignation Policy

Under our by-laws and corporate governance guidelines, the voting standard in director elections is a majority of the votes cast. Under this majority of the votes cast standard, a director must receive more votes in favor of his or her election than votes against his or her election. Abstentions and broker non-votes do not count as votes cast with respect to a director's election. In contested director elections (where there are more nominees than available seats on the board), the plurality standard will apply.

For an incumbent director to be nominated for re-election, he or she must submit an irrevocable resignation letter. The resignation will be contingent on the nominee not receiving a majority of the votes cast in an uncontested election and on the Board's acceptance of the resignation. If an incumbent director fails to receive a majority of the votes cast in an uncontested election, the Governance and Nominating Committee will make a recommendation to our Board concerning the resignation. Our Board will act on the resignation within 90 days following certification of the election results, taking into account the committee's recommendation. The Board will publicly announce its decision and, if the resignation is rejected, the rationale for its decision.

## Governance Guidelines and Code of Ethics

Our Board long ago adopted written corporate governance guidelines that set forth the responsibilities of our Board and the qualifications and independence of its members and the members of its standing committees. The Board reviews these guidelines at least annually, in light of evolving best practices, shareholder feedback and the evolution of our business. In 2020, the Board amended the guidelines to require that initial lists of potential director and external CEO candidates presented by third-party search firms include qualified diverse candidates. In addition, our Board has a long-standing code of business conduct and ethics setting forth standards applicable to all of our companies and their employees, a code of ethics for our CEO and senior financial officers, and charters for each of its standing committees. All of these documents (referred to collectively as "governance materials") are available on our website at www.dovercorporation.com.

## Procedures for Approval of Related Person Transactions

We generally do not engage in transactions in which our senior executive officers or directors, any of their immediate family members or any of our 5% shareholders have a material interest. Should a proposed transaction or series of similar transactions involve any such persons and an amount that exceeds $120,000, it would be subject to review and approval by the Governance and Nominating Committee in accordance with a written policy and the procedures adopted by our Board, which are available with the governance materials on our website.

Under the procedures, management determines whether a proposed transaction requires review under the policy and, if so, presents the transaction to the Governance and Nominating Committee. The Governance and Nominating Committee reviews the relevant facts and circumstances of the transaction and approves or rejects the transaction. If the proposed transaction is immaterial or it is impractical or undesirable to defer the proposed transaction until the next committee meeting, the Chair of the committee decides whether to (i) approve the transaction and report the transaction at the next meeting or (ii) call a special meeting of the committee to review and approve the transaction. Should the proposed transaction involve the CEO or enough members of the Governance and Nominating Committee to prevent a quorum, the disinterested members of the committee will review the transaction and make a recommendation to the Board, and the disinterested members of the Board will then approve or reject the transaction. No director may participate in the review of any transaction in which he or she is a related person.

## Communication with Directors

The Audit Committee has established procedures for (i) the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters ("accounting matters"), and (ii) the confidential, anonymous submission by employees of concerns regarding questionable accounting matters. Such complaints or concerns may be submitted to Dover, care of our Corporate Secretary or through the communications coordinator, an external service provider, by mail, fax, telephone, or via the internet as published on our website. The communications coordinator forwards such communications to Dover without disclosing the identity of the sender if anonymity is requested.

Shareholders and other interested persons may also communicate with our Board and the non-management directors in any of these same manners. Such communications are forwarded to the Chair of the Governance and Nominating Committee.

## Board Committees

Our Board has four standing committees — the Audit Committee, the Compensation Committee, the Governance and Nominating Committee, and the Finance Committee. The table below sets forth a summary of our committee structure and membership information.

| DIRECTOR | Audit Committee | Compensation Committee | Governance and Nominating Committee | Finance Committee |
|---|---|---|---|---|
| H. JOHN GILBERTSON, JR. | ✓ | | | ✓ |
| KRISTIANE C. GRAHAM | | ✓ | ✓ | |
| MICHAEL F. JOHNSTON | | ✓ | ✓ | |
| ERIC A. SPIEGEL | ✓ | | | ✓ (Chair) |
| RICHARD J. TOBIN | | | | |
| STEPHEN M. TODD | ✓ (Chair) | | | |
| STEPHEN K. WAGNER | ✓ | | ✓ (Chair) | |
| KEITH E. WANDELL | | ✓ (Chair) | | ✓ |
| MARY A. WINSTON | | ✓ | | ✓ |
| MEETINGS HELD IN 2019 | 8 | 5 | 4 | 8 |

## Overview of Committee Responsibilities

| Audit Committee |
|---|



***Stephen M. Todd (Chair)***

H. John Gilbertson, Jr.
Eric A. Spiegel
Stephen K. Wagner

**Key Responsibilities**

- Selecting and engaging our independent registered public accounting firm ("independent auditors")
- Overseeing the work of our independent auditors and our internal audit function
- Approving in advance all services to be provided by, and all fees to be paid to, our independent auditors, who report directly to the committee
- Reviewing with management and the independent auditors the audit plan and results of the auditing engagement
- Reviewing with management and our independent auditors the quality and adequacy of our internal control over financial reporting

The Audit Committee holds regular quarterly meetings at which it meets separately with each of our independent registered public accounting firm, PwC, our internal audit function, financial management and our general counsel to assess certain matters including the status of the independent audit process, management's assessment of the effectiveness of internal control over financial reporting and the operation and effectiveness of our compliance program. In addition, the Audit Committee, as a whole, reviews and meets to discuss the contents of each Form 10-Q and Form 10-K (including the financial statements) prior to its filing with the SEC.

Our Board has determined that all members of the Audit Committee qualify as "audit committee financial experts" as defined in the SEC rules.

The Audit Committee's responsibilities and authority are described in greater detail in its written charter.

| Compensation Committee |
|---|



***Keith E. Wandell (Chair)***

Kristiane C. Graham
Michael F. Johnston
Mary A. Winston

**Key Responsibilities**

The Compensation Committee, together with our independent directors, approves compensation for the CEO of Dover. The functions of the Compensation Committee also include:

- Approving compensation for executive officers who report directly to the CEO (together with the CEO, "senior executive officers")
- Granting awards and approving payouts under our 2012 Equity and Cash Incentive Plan (the "LTIP") and our Executive Officer Annual Incentive Plan (the "AIP")
- Approving changes to our executive compensation plans
- Reviewing and recommending compensation for the Board
- Overseeing succession planning and management development programs

The Compensation Committee's responsibilities and authority are described in greater detail in its written charter.

**PROPOSAL 1 — ELECTION OF DIRECTORS**

| Governance and Nominating Committee |
|:---:|



***Stephen K. Wagner (Chair)***

Kristiane C. Graham
Michael F. Johnston

**Key Responsibilities**

- Developing and recommending corporate governance principles to our Board
- Annually reviewing the requisite skills and characteristics of board members as well as the size, composition, functioning and needs of our Board as a whole
- Considering and recommending to the Board nominees for election to, or for filling any vacancy on, our Board in accordance with our by-laws, our governance guidelines, and the committee's charter
- Identifying and recommending to our Board any changes it believes desirable in the size and composition of our Board
- Recommending to our Board any changes it believes desirable in structure and membership of our Board's committees

The Governance and Nominating Committee's responsibilities and authority are described in greater detail in its written charter.

| Finance Committee |
|:---:|



***Eric A. Spiegel (Chair)***

H. John Gilbertson, Jr.
Keith E. Wandell
Mary A. Winston

**Key Responsibilities**

- Reviewing and recommending for approval by the Board proposed changes to dividend policies, stock splits, and repurchase programs
- Reviewing our capital structure, liquidity, and financing plans
- Reviewing and approving the registration and issuance of debt or equity securities
- Subject to thresholds determined from time to time by the Board, reviewing and approving, or reviewing and recommending for Board approval, capital expenditures
- Reviewing and approving, or recommending for Board approval, capital expenditures and M&A
- Oversight of treasury, insurance, and tax planning matters

The Finance Committee's responsibilities and authority are described in greater detail in its written charter.

# Shareholder Engagement and History of Board Responsiveness

*Shareholder Engagement*

In 2019, we continued our focus on regularly engaging with our shareholders through a significant outreach effort. Our multi-stage engagement effort in 2019 was a comprehensive year-long process that encompassed three separate cycles:

**1**   Spring 2019, leading up to our 2019 Annual Meeting, to understand shareholders' position on the ballot items

**2**   Fall 2019, following the 2019 Annual Meeting, to solicit specific feedback on executive compensation, along with governance, Board and ESG and sustainability topics

**3**   Winter 2020 to preview potential compensation-related changes

Over the course of these engagement periods, we reached out to holders of approximately 65% of our shares outstanding, and engaged with governance professionals and/or portfolio managers at investors holding approximately 41% of our shares outstanding. During these conversations, we discussed a range of topics with a key focus on executive compensation and potential changes to our program. Other discussion topics included our business strategy, governance structures, Board composition and refreshment efforts, diversity, and ESG and sustainability initiatives. We describe the feedback we received, and acted upon, in particular regarding our executive compensation program and our special meeting right on pages 39 to 41 and 76 to 77 of this proxy statement, respectively. After filing this proxy statement, we plan to actively engage with our shareholders in advance of our 2020 annual meeting to discuss the outcomes of our 2019 compensation program and the changes made to our program for 2020. And, going forward, we plan to continue to actively engage with our shareholders on a regular basis to better understand and consider their views.

## PROPOSAL 1 — ELECTION OF DIRECTORS

*History of Board Responsiveness*

We are committed to being responsive to our shareholders as demonstrated by the number of changes we have made over the years based on their input. In direct response to shareholder feedback, over the past 6 years, Dover has adopted and amended our special meeting right, adopted proxy access, implemented meaningful changes to our executive compensation program, removed all our super-majority voting provisions in our charter, adopted a robust clawback policy, and enhanced our public disclosures. The table below highlights many of the changes to our governance structures and compensation program that have been implemented over the past several years informed by shareholder feedback. These changes specifically address shareholders' areas of focus and input gathered through our extensive shareholder engagements and outreach efforts.

| Track Record of Engagement and Board Responsiveness | | |
|---|---|---|
| **Year** | **% of Outstanding Shares Outreached / Engaged** | **Actions in Response to Shareholder Feedback** |
| **2014** | **- / -** | ✓ Adoption of special meeting right |
| **2015** | **39% / 24%** | ✓ Launch of governance-focused shareholder engagement program |
| **2016** | **60% / 28%** | ✓ Adoption of proxy access<br>✓ Put forth management proposal to provide shareholders with written consent right – did not pass |
| **2017** | **53% / 33%** | ✓ Updated AIP to 60% financial metrics / 40% strategic objectives from 50% / 50%<br>✓ Put forth management proposal to remove supermajority voting provisions – did not pass |
| **2018** | **51% / 32%** | ✓ Put forth management proposal to remove supermajority voting provisions alongside comprehensive campaign with retail investors to build support – did not pass |
| **2019** | **Lead-up to 2019 AGM: 63% / 37%**<br>**Fall: 63% / 41%** | ✓ Achieved removal of all supermajority provisions in our charter through submission of management proposal and comprehensive retail investor campaign<br>✓ Enhanced disclosure regarding individual strategic objectives and financial metrics in AIP<br>✓ Adopted comprehensive clawback policy<br>✓ Incorporated ESG oversight into CEO's individual strategic objectives in AIP |
| **2020** | **Winter: 65% / 15%**<br>**Lead-up to 2020 AGM:**<br>***Ongoing*** | ✓ Implemented for 2020 executive compensation program:<br>  ✓ Increased proportion of LTIP dedicated to PSUs and shifted from iTSR to rTSR as metric for PSUs<br>  ✓ Reduced maximum payout ceiling from 400% to 300% in LTIP<br>✓ Reduced ownership threshold required to call a special meeting of shareholders to 15% from 25%<br>✓ Currently engaging with shareholders on corporate governance and executive compensation topics ahead of our 2020 Annual Meeting |

We look forward to ongoing engagement with our shareholders in order to continue to incorporate their views into our Board's decision-making process. We aim to have best-in-class governance and compensation structures at Dover.

# Environmental, Social, and Governance Oversight (ESG)

We are committed to creating economic value for shareholders by developing products designed to help our customers meet their sustainability goals in response to evolving regulatory and environmental standards. We believe that sustainability-driven innovation presents a growth opportunity while contributing positively to enhanced resource efficiency and reduced waste. In that regard, over the past several years, our businesses have accelerated efforts and processes around innovation, focusing on technologies that create tangible value for our customers. We also believe that integrating awareness and management of material ESG risks, opportunities, objectives, metrics, and other sustainability factors into our strategy, operations, and governance will help create value for our stakeholders and inure to the benefit of our long-term success as a business.

*ESG Prioritization Analysis*

In early 2020, we began a materiality analysis to identify and prioritize the ESG topics that are the most important to our business and stakeholders such as employees, customers, and investors. We began by identifying an initial set of ESG topics believed to be the most relevant to Dover based on a survey of disclosures made by peer companies, topics identified as material by industry standard setters, and our strategic focus areas and long-term business plan. We also considered feedback received from investors on ESG and sustainability matters solicited during our engagement efforts. We used those topics to guide interviews with a wide variety of our business leaders, including representatives from our operating companies as well as human resources, supply chain, legal, investor relations, and operational resources. We will consider the feedback received on the list of topics through the lens of our long-term strategic plan and values, and will use the results to help support the prioritized allocation of resources and to promote clear and transparent reporting of ESG matters to key stakeholders.

*ESG Disclosures & Reporting Framework*

Following completion of the materiality analysis, we will launch a refreshed ESG landing page on our website to improve transparency of our ESG related disclosures and underlying business practices. We plan to begin disclosing using the Sustainable Accounting Standards Board reporting framework and will also report on key Global Reporting Initiative indicators. As part of our evolving strategy, we intend to deploy ESG-related goals and key performance indicators across our business, and to report on material goals and key performance indicators and our results. Our ESG focus areas will serve as the framework for evolving these goals and metrics to measure our future performance. They will also influence our approach to product creation and innovation, operational practices, stakeholder engagement, and the attraction and retention of employees.

*Sustainability Goals*

We are committed to fostering sustainable business practices across our businesses in order to reduce greenhouse gas emissions and energy consumption. In 2010, we implemented a process to conduct an inventory of our greenhouse gas emissions. Since then, we have evaluated our climate change risks and opportunities, as well as developed an energy and climate change strategy that includes goals, objectives, and related projects for reducing energy use and greenhouse gas emissions. To further promote our sustainability efforts, we committed to reducing our overall energy and greenhouse gas intensity indexed to net revenue by 20% from 2010 to 2020. We have achieved those goals ahead of schedule. We are in the process of evaluating our strategic approach to managing sustainability and plan to continue reporting on our energy and greenhouse gas intensity. We have participated as a voluntary respondent in the Carbon Disclosure Project (CDP) since 2010 and have maintained our scoring range since we began reporting. Further, we began participating in the CDP water security program in 2018 and expanded our reporting in 2019 with water data collection.

# Directors' Compensation

Our non-employee directors' annual compensation is payable partly in cash and partly in common stock in an allocation our Board may adjust from time to time. If any director serves for less than a full calendar year, the compensation to be paid to that director for the year will be pro-rated as deemed appropriate by our Compensation Committee.

Our Board has adopted a policy that directors are expected to hold at any time a number of shares at least equal to the aggregate number of shares they received as the stock portion of their annual retainer during the past five years, net of an assumed 30% tax rate.

| FOR 2019, NON-EMPLOYEE DIRECTOR COMPENSATION WAS AS FOLLOWS: |
| --- |
| Annual retainer of $250,000, payable $130,000 in common stock and $120,000 in cash |
| Audit Committee Chair — additional annual cash retainer of $15,000 |
| Compensation Committee Chair, Nominating and Governance Committee Chair and Finance Committee Chair — additional annual cash retainer of $10,000 |
| Board Chair — additional annual retainer of $150,000, payable $125,000 in cash and $25,000 in common stock |

Under our LTIP, each non-employee director can elect to defer the receipt of 0%, 50%, or 100% of the equity compensation payable in a year until termination of services as a non-employee director. Shares deferred are converted into deferred stock units representing the right to receive one share of our common stock for each unit held at the end of the deferral period. Dividend equivalents are credited on deferred stock units and will be distributed in cash at the time that shares are distributed in settlement of deferred stock units. Messrs. Francis, Johnston, Spiegel, Tobin, Todd and Wagner and Ms. Graham elected to defer receipt of their 2019 equity compensation and received deferred stock units.

The table below sets forth the compensation paid to our directors for services in 2019.

| NAME | FEES EARNED OR PAID IN CASH ($)(1) | STOCK AWARDS ($)(1)(2) | TOTAL ($) |
| --- | --- | --- | --- |
| PETER T. FRANCIS | 60,000 | 54,167 | 114,167 |
| H. JOHN GILBERTSON, JR | 120,000 | 130,050 | 250,050 |
| KRISTIANE C. GRAHAM | 120,000 | 130,050 | 250,050 |
| RICHARD K. LOCHRIDGE | 60,000 | 54,167 | 114,167 |
| MICHAEL F. JOHNSTON | 245,000 | 155,010 | 400,010 |
| ERIC A. SPIEGEL | 130,000 | 130,050 | 260,050 |
| STEPHEN M. TODD | 135,000 | 130,050 | 265,050 |
| STEPHEN K. WAGNER | 130,000 | 130,050 | 260,050 |
| KEITH E. WANDELL | 130,000 | 130,050 | 260,050 |
| MARY A. WINSTON | 120,000 | 130,050 | 250,050 |

(1) Amounts include the standard annual cash retainer, the Chair's additional cash retainer and the additional annual cash retainer for committee Chairs. Messrs. Francis and Lochridge retired from the Board effective as of the 2019 Annual Meeting.

(2) On November 15, 2019, each of Messrs. Gilbertson and Wandell and Ms. Winston received 1,188 shares of common stock with an aggregate grant date fair market value of $130,050, Messrs. Spiegel, Todd and Wagner and Ms. Graham each received 1,188 deferred stock units with an aggregate grant date fair market value of $130,050, and Mr. Johnston received 1,416 deferred stock units with an aggregate grant date fair market value of $155,010, which included his additional compensation as Board Chair. Messrs. Francis and Lochridge each received 553 shares of common stock with an aggregate date fair market value of $54,167 for partial years of service prior to retiring in May 2019.

**PROPOSAL 1 — ELECTION OF DIRECTORS**

Our Compensation Committee reviews our non-employee director compensation policy biennially and proposes changes to the Board, as appropriate. In reviewing the non-employee director compensation policy in 2020, our Compensation Committee worked with its independent compensation consultant to assess the competitiveness of our non-employee director compensation policy based on benchmark information from peer companies and relevant compensation surveys. Based on its review, our Compensation Committee proposed and the Board adopted the following changes to our non-employee director compensation policy to be effective in 2020: the portion of the annual retainer payable to non-employee directors in common stock increased by $20,000, the additional cash retainers payable to the Audit Committee Chair, the Compensation Committee Chair, the Nominating and Governance Committee Chair, and the Finance Committee Chair increased by $15,000, $10,000, $5,000, and $5,000, respectively, and the portion of the annual retainer payable to the Chair in common stock increased by $35,000 and the portion payable in cash increased by $5,000.

# Proposal 2 — Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee has appointed the independent registered public accounting firm of PwC to audit the annual accounts of Dover and its subsidiaries for 2020. PwC has audited the financial statements for the Company since 1995. Representatives of PwC are not expected to be present at the Annual Meeting.

Although shareholder ratification of PwC's appointment is not required by Dover's by-laws or otherwise, our Board is submitting the ratification of PwC's appointment for the year 2020 to Dover's shareholders. If the shareholders do not ratify the appointment of PwC, the Audit Committee will reconsider whether or not to retain PwC as Dover's independent registered public accounting firm for the year 2020 but will not be obligated to terminate the appointment. Even if the shareholders ratify the appointment of PwC, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in Dover's interests.

**THE BOARD RECOMMENDS A VOTE "FOR" RATIFICATION OF THE APPOINTMENT
OF PWC AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR 2020.**

# Audit Committee Report

The Audit Committee is composed of directors who, in the opinion of the Board, are independent and financially literate under NYSE rules and qualify as audit committee financial experts as defined by the SEC. Information concerning the credentials of the Audit Committee members can be found in the section of this proxy statement entitled "Proposal 1 — Election of Directors".

The Audit Committee operates under a written charter adopted by the Board and available on Dover's website. The Audit Committee assists the Board in overseeing the quality and integrity of Dover's financial statements, compliance with legal and regulatory requirements, the qualifications, performance and independence of the independent auditors, and the performance of the internal audit function.

Among other things, the Audit Committee appoints the Company's independent auditors and is directly involved in the selection of the lead audit engagement partner, discusses with the internal audit function and independent auditors the overall scope and plans for their respective audits, reviews the Company's accounting policies and system of internal controls, reviews significant financial transactions, discusses with management and with the Board processes relating to risk management, pre-approves audit and permissible non-audit services provided by the independent auditors, and approves all fees paid to the independent auditors for such services.

For 2019, the Audit Committee engaged the independent registered public accounting firm PwC as Dover's independent auditor. In selecting PwC, the Audit Committee considered, among other things: the experience and qualifications of the lead audit partner and other senior members of the PwC team; PwC's historical performance on Dover's audit and the quality of its communications with the Audit Committee; the results of the most recent internal quality control review or Public Company Accounting Oversight Board ("PCAOB") inspection; PwC's independence; its reputation for integrity and competence in the fields of accounting and auditing; the appropriateness of its fees; and its tenure as Dover's independent auditors, including its understanding of the Company's global businesses, accounting policies and practices, and internal control over financial reporting.

The Audit Committee discussed with PwC the overall scope and plans for the audit of Dover's 2019 financial statements. The Audit Committee met with PwC, with and without management present, to discuss the results of PwC's examination, their assessment of internal controls and the overall quality of financial reporting.

The Audit Committee reviewed and discussed, with both the management of Dover and PwC, Dover's 2019 audited financial statements, including a discussion of critical accounting policies, the quality, not just the acceptability, of the accounting principles followed, the reasonableness of significant judgments reflected in such financial statements and the clarity of disclosures in the financial statements. The Audit Committee met a total of eight times in 2019 and 2020 to discuss 2019 quarterly and full-year financial results and related disclosures.

The Audit Committee has received the written disclosures and the Rule 3526 letter from PwC required by the applicable requirements of PCAOB regarding the independent auditor's communications with the Audit Committee concerning independence, and discussed with PwC its independence, including the impact of any relationships or permitted non-auditing services on PwC's independence. The Audit Committee also discussed with PwC the matters required to be discussed under PCAOB Auditing Standard No. 1301. The Audit Committee has also received written materials addressing PwC's internal control procedures and other matters required by NYSE listing standards.

Based upon the review and discussions referred to above, the Audit Committee recommended that the audited financial statements for the year ended December 31, 2019 be included in Dover's Annual Report on Form 10-K.

Audit Committee:

Stephen M. Todd (Chair)
H. John Gilbertson, Jr.
Eric A. Spiegel
Stephen K. Wagner


This report does not constitute "soliciting material" and shall not be deemed filed or incorporated by reference into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent we specifically incorporate this report by reference, and shall not otherwise be deemed filed under such Acts.

## Fees Paid to Independent Registered Public Accounting Firm

Fees paid to, or accrued for, PwC for services to us and our subsidiaries for 2019 and 2018 (including reimbursable expenses) were as follows:

|  | 2019 | 2018 |
|---|---|---|
| **AUDIT FEES** | $ 8,561,503 | $ 9,658,287 |
| **AUDIT-RELATED FEES** | $ 23,850 | $ 400,000 |
| **TAX FEES** | $ 174,439 | $ 603,942 |
| **ALL OTHER FEES** | $ 689,979 | $ 4,500 |
| **TOTAL** | $ 9,449,771 | $ 10,666,729 |

*Audit Fees.* Audit fees include fees for audit or review services in accordance with generally accepted auditing standards of our consolidated financial statements (including internal control over financial reporting), statutory and subsidiary audits and review of documents filed with the SEC. In 2018, audit fees include fees for audit and review services in connection with the spin-off of Apergy from Dover, including associated filings with the SEC.

*Audit-Related Fees*. Audit-related fees include fees for assurance and related services that are reasonably related to the audit of our financial statements, such as consultations concerning the accounting and disclosure treatment of events and the impact of final or proposed rules and standards. In 2018, audit-related fees include fees for services in connection with our adoption of new accounting standards.

*Tax Fees*. Tax fees include fees for services that are performed by professional tax staff other than in connection with the audit. These services include tax compliance, consulting and advisory services.

*All Other Fees*. Other fees include fees for non-audit services not listed above that do not impair the independence of the auditor and are not prohibited by the SEC or PCAOB. In 2019, all other fees included fees for market due diligence services pertaining to potential business acquisitions and dispositions.

## Pre-Approval of Services Provided by Independent Registered Public Accounting Firm

Consistent with its charter and applicable SEC rules, our Audit Committee pre-approves all audit and permissible non-audit services provided by PwC to us and our subsidiaries. With respect to certain services which PwC has traditionally provided, the Audit Committee has adopted specific pre-approval policies and procedures. In developing these policies and procedures, the Audit Committee considered the need to ensure the independence of PwC while recognizing that, in certain situations, PwC may possess the expertise and be in the best position to advise us and our subsidiaries on issues and matters other than accounting and auditing.

The policies and procedures adopted by the Audit Committee allow the pre-approval by the Audit Committee of permissible audit-related services, non-audit-related services and tax services. Under the policies and procedures, pre-approval is generally provided for up to one year and any general pre-approval is detailed as to the particular services or category of services and is subject to a specific budget for each of them. The policies and procedures require that any other services be expressly and separately approved by the Audit Committee prior to such services being performed by the independent auditors. In addition, pre-approved services which are expected to exceed the budgeted amount included in a general pre-approval require separate, specific pre-approval. For each proposed service, the independent auditors and management are required to provide detailed information to the Audit Committee at the time of approval. The Audit Committee considers whether each pre-approved service is consistent with the SEC's rules and regulations on auditor independence.

All audit-related and non-audit-related services of PwC during 2019 listed above under "Fees Paid to Independent Registered Public Accounting Firm" were pre-approved specifically or pursuant to the procedures outlined above. With respect to any tax services provided by PwC, PwC provided to the Audit Committee the communications required under PCAOB Rule 3524.

# Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") describes our compensation program and how it operates for our NEOs. It also discusses the changes to our program for 2020 made by our Compensation Committee following our extensive engagement with shareholders during the spring and fall of 2019. Our Named Executive Officers (NEOs) for 2019 are:

| | NAMED EXECUTIVE OFFICERS |
|---|---|
| **RICHARD J. TOBIN** | President & CEO |
| **BRAD M. CEREPAK** | Senior Vice President & CFO |
| **WILLIAM W. SPURGEON, JR.** | Former President & CEO, Dover Fluids (retired December 31, 2019) |
| **IVONNE M. CABRERA** | Senior Vice President & General Counsel |
| **JAY L. KLOOSTERBOER** | Former Senior Vice President, Human Resources (retired December 31, 2019) |

## Executive Summary

Our compensation program is based on a pay-for-performance philosophy and is designed to incent executives to achieve financial and strategic goals that are aligned with the Company's long-term business strategy and the creation of sustained, long-term value for our shareholders.

*2019 Performance & Results*

In 2019, we delivered on our commitments to improve margins, make advancements in operational excellence, deliver organic growth, reinvest in growth and productivity initiatives, and deploy capital in keeping with our return-seeking strategic priorities.

- ✓ Generated revenue of $7.1 billion, up 2% (+4% organic) compared to the prior year

- ✓ Increased GAAP earnings from continuing operations and adjusted earnings from continuing operations, each by 15%

- ✓ Increased GAAP and non-GAAP earnings per share, each by 19%

- ✓ Increased free cash flow as a percent of revenue by 180 basis points

- ✓ Increased our quarterly dividend by 2%, marking our 64th consecutive year of dividend increases

- ✓ Conducted an in-depth analysis of our portfolio to assess the value creation and investment potential of each business

- ✓ Transitioned our business segment reporting structure to five segments (from three) to support enterprise value creation by providing greater transparency and enabling benchmarking comparability

- ✓ Acquired three businesses to expand our Fueling Solutions and Pumps & Process Solutions segments for an aggregate consideration of $216.4 million, net of cash acquired and including contingent consideration

- ✓ Evolved our operating model to include center-led value capture from digital opportunities, operational excellence and expanded shared services

- ✓ Increased our investment in growth and productivity initiatives, including automation, the development of digital technologies and digital commercial capabilities, capacity expansion, and the implementation of common corporate systems and measurement tools

- ✓ Improved our margin profile through rightsizing programs consisting of broad-based selling, general and administrative expense reduction initiatives and footprint consolidation actions

## COMPENSATION DISCUSSION AND ANALYSIS

These tables reflect our success on these metrics over the past three years (2017-2019):



(1) Definitions and reconciliations of non-GAAP measures are included at the end of this proxy statement.

### *2019 Pay Decisions Align with Dover's Performance*

Our compensation program structure aligns pay outcomes with our shareholders' experience through an emphasis on variable, at-risk pay for our NEOs through our annual and long-term incentive programs.

In 2019, pay decisions were consistent with our pay-for-performance philosophy. Our financial performance was strong in 2019 and we exceeded the Revenue and Adjusted Earnings targets under our AIP. In addition, our NEOs made significant progress against their pre-defined individual strategic objectives as evaluated by our Compensation Committee under our AIP. Consistent with our value creation over the three-year performance period of 2017-2019, the performance shares that vested in 2019 based on the iTSR metric had a payout percentage of 210% for corporate NEOs.

### *Multi-Stage Shareholder Engagement*

In 2019, our Say on Pay vote declined meaningfully from our historically high vote outcomes. In an effort to understand and address the issues that contributed to the decline, the Compensation Committee undertook a significant multi-stage engagement effort to solicit shareholder feedback on our compensation program and other important matters. In direct response to the shareholder feedback we received through this effort, our Compensation Committee implemented meaningful changes to our executive compensation program for 2020, which are discussed in detail in this CD&A.

## Principal Components of 2019 Compensation Program and Changes for 2020

The following table describes the structure of our 2019 executive compensation program. In response to the shareholder feedback received through our robust shareholder engagement program over the past year (as described in this Executive Summary and in more detail throughout this CD&A), our Compensation Committee implemented several changes to our compensation program for 2020, which are also highlighted in the table below.

**\*New for 2020**

| Component | Pay Element | 2019 Metrics & Weighting | 2020 Metrics & Weighting | Objectives |
|---|---|---|---|---|
| **Base Salary** | **Cash** | ▪ Benchmark: Peer group median | ▪ Benchmark: Peer group median | ▪ Attract and retain qualified executives |
| **Annual Incentive Plan** | **Cash** | ▪ 60% Financial Results:<br>  ○ Adj. Earnings (60%)<br>  ○ Revenue (40%)<br>▪ 40% Individual Strategic Objectives<br>  ○ ESG oversight included in CEO's individual strategic objectives | ▪ 60% Financial Results:<br>  ○ Adj. Earnings (60%)<br>  ○ Revenue (40%)<br>▪ 40% Individual Strategic Objectives<br>  ○ **Continue to include ESG oversight in CEO's individual strategic objectives** | ▪ Intended to drive profitability, growth & progress against strategy<br>▪ Individual objectives are focused on a limited and measurable set of goals to benefit shareholders over the long-term<br>▪ ESG oversight added to CEO objectives to establish clear tone at the top regarding the importance of ESG |
| **Long-Term Incentive Plan** | **Performance Shares** | ▪ 20% LTIP weighting<br>▪ Performance Criteria: 3-year iTSR (EBITDA growth and free cash flow generation) | ▪ **40% LTIP weighting**<br>▪ **Performance Criteria: 3-Year relative TSR ("rTSR") with the S&P 500 Industrials index as the benchmark** | ▪ Focus executives on shareholder value creation<br>▪ Weighting increased to 40% in keeping with input from our investors<br>▪ Shifted to rTSR to address market outperformance and more closely align our executive-level measurement system with the experience of shareholders |
| | **SSARs** | ▪ 60% LTIP weighting<br>▪ Performance Criteria: Dover stock price, exercisable three years after grant date and remain exercisable for another seven years (subject to 10-year stock price movement) | ▪ **40% LTIP Weighting**<br>▪ Performance Criteria: Dover stock price, exercisable three years after grant date and remain exercisable for another seven years (subject to 10-year stock price movement) | ▪ Focus executives on share price appreciation<br>▪ SSARs retained as important component of our program, reflecting input from investors, many of whom acknowledge the role SSARs play in emphasizing growth and go-forward value creation |
| | **RSUs** | ▪ 20% LTIP weighting<br>▪ Performance Criteria: Dover stock price; awards vest ratably over three years | ▪ 20% LTIP weighting<br>▪ Performance Criteria: Dover stock price; awards vest ratably over three years | ▪ Retention, ownership, and full alignment with the shareholder experience |
| **Benefits** | **Consistent with other similarly situated employees** | | | |

In 2019, the long-term incentive plan mix for Mr. Spurgeon was different from that of the other NEOs due to his responsibilities at the segment level and consisted of 50% SSARs, 30% performance shares and 20% RSUs.

# Say on Pay Vote Results and Shareholder Engagement

## Historical Say on Pay Support

Our Board has a strong history of engaging with shareholders and soliciting feedback on a range of topics, including our executive compensation program. Historically, our program has received strong shareholder support as expressed during our one-on-one engagement discussions with shareholders and through our Say on Pay vote levels. In 2019, approximately 67% of the Say on Pay votes cast were in support of the Company (down from more than 96% in each of the four preceding years). Following the 2019 annual meeting of shareholders, we extended invitations to shareholders holding approximately 63% of our outstanding shares to specifically discuss compensation and governance matters in an effort to better understand what led to the decline in the 2019 Say on Pay vote. We held meetings with shareholders holding approximately 41% of our outstanding shares. Below is a detailed account of the process that followed as the Compensation Committee considered the feedback received and utilized it in considering potential changes to the program. After conducting several rounds of engagement, reviewing market practices, and reflecting on the elements of our program and how they align with our business objectives and long-term shareholder value creation, the Committee implemented meaningful changes to our program for 2020.

## Multi-Stage Shareholder Engagement Program to Seek Shareholder Feedback

The discussion below summarizes the significant multi-stage engagement effort undertaken by the Compensation Committee to solicit shareholder feedback on compensation and governance matters to help us understand the decline in support for our Say on Pay vote at our 2019 annual meeting. Understanding the views of our shareholders is essential in ensuring that we effectively address their interests and the Committee integrated the feedback received through these efforts in its decision-making regarding changes to our compensation program for 2020.

| LEAD-UP TO 2019 ANNUAL MEETING | FALL 2019 | WINTER 2020 | LEAD-UP TO 2020 ANNUAL MEETING |
|---|---|---|---|
| **Contacted 63% / Engaged 37%** of outstanding shares | **Contacted 63% / Engaged 41%** of outstanding shares | **Contacted 65% / Engaged 15%** of outstanding shares | **Extensive shareholder engagement on-going** |

**In the lead-up to our 2019 Annual Meeting, we reached out to holders of approximately 63% of our outstanding shares and engaged with investors holding approximately 37% of our outstanding shares** to discuss our executive compensation program. Investors were pleased with the progress made toward our strategic initiatives under our new CEO, Richard Tobin. The main area of feedback was that investors requested a better understanding of the one-time, make whole award made to secure the hiring of our new CEO. We discussed the one-time nature of the make whole award, and all other aspects of our compensation program. The Board appreciated the feedback it received, particularly regarding our compensation program structure, metrics and the rigor of our performance targets and supporting goal-setting process, referencing both our annual and long-term incentives.

**Following the 2019 Annual Meeting**, and in light of the disappointing outcome of our Say on Pay proposal, which passed with 67% support, our Compensation Committee undertook a thorough review of our executive compensation program and again conducted extensive shareholder engagement to gather constructive feedback on our program to identify key areas of focus and develop potential changes for 2020. Our shareholder engagement team included members of senior management and the Board, with participation from the Chair of our Compensation Committee. **We reached out to holders of approximately 63% of our outstanding shares and spoke with investors holding approximately 41% of our outstanding shares**. These conversations provided our Board with additional insights into shareholders' views of our compensation program and helped us ensure that shareholder feedback was incorporated into the program changes for 2020.

During these discussions, many shareholders expressed an understanding that the use of a make whole award for our new CEO in 2018 helped to ensure the recruitment of a highly qualified candidate. Shareholders suggested that we provide additional disclosure on both the financial and strategic objectives in the AIP, and that we shift to a more performance-based mix of awards in our LTIP. We also shared that effective oversight and management of ESG matters was included as a

**COMPENSATION DISCUSSION AND ANALYSIS**

strategic objective for our CEO under the AIP in 2019, which was well received by our investors. Our Compensation Committee incorporated this feedback into its decision-making regarding changes to our executive compensation program for 2020, as described in further detail in this CD&A.

**Throughout the Winter of 2020**, we conducted an additional round of engagement with our shareholders to preview specific changes the Compensation Committee was considering in response to the feedback received in the fall. **We reached out to holders of approximately 65% of our outstanding shares and engaged with investors holding approximately 15% of our outstanding shares**. These significant engagement efforts provided the Compensation Committee with valuable feedback that directly informed the program changes for 2020.

During these engagements, we discussed our intention to provide additional detail regarding the weighting, nature and performance outcomes for the individual strategic objectives in our AIP, as well as improved disclosure regarding the threshold, target and maximum levels for the financial goals in our AIP. We also previewed our plan to increase the proportion of our LTIP awards dedicated to performance shares, and to shift to relative TSR from iTSR as the performance metric for performance shares. Our shareholders welcomed the prospect of increased disclosure, and indicated their support for increasing the weighting of performance shares in our LTIP. In addition, shareholders expressed support for including the effective oversight and management of ESG matters as a strategic objective for our CEO under the AIP and welcomed our recent adoption of a comprehensive clawback policy.

**After filing this proxy statement, we plan to actively engage** with our shareholders in advance of the Annual Meeting to discuss the outcomes of our 2019 compensation program and the changes made to our program for 2020. Our Compensation Committee will consider and integrate the feedback received from our shareholders into future decision-making about our compensation program and practices.

## Our Board's Proactive Response to Shareholder Feedback

Our Board and Compensation Committee reviewed all feedback received from shareholders during our engagement meetings held in Spring 2019, Fall 2019 and again earlier this year in Winter 2020. In direct response to this feedback, our Compensation Committee approved key changes to our executive compensation program for 2020. These changes were previewed with shareholders during our engagement meetings. We believe the changes that have been approved and implemented address our shareholders' key areas of focus and incorporate the constructive feedback that was received, and we have received positive feedback on the changes during our most recent round of engagement discussions.

The following table details how we took action and made changes to our compensation program for 2020 in order to directly address shareholders' areas of focus:

| COMPONENT | SHAREHOLDER FEEDBACK | DOVER RESPONSE |
|---|---|---|
| ANNUAL INCENTIVE PLAN (AIP) | • Increase disclosure regarding goals and outcomes of individual performance metrics | • Provided additional detail regarding weighting, nature and performance outcomes for individual strategic objectives (pages 51 to 54)<br>• Improved disclosure regarding threshold, target and maximum levels for financial goals (page 52) |
| | • Consider inclusion of ESG themes into AIP | • Continued to integrate ESG oversight responsibility as an individual strategic objective for our CEO (page 53) |
| LONG-TERM INCENTIVE PLAN (LTIP) | • Shift to a more performance-based mix of awards based on the prevailing input from recent discussions with our shareholders | • Increased performance share weighting to 40% from 20% and decreased SSAR weighting to 40% from 60% (page 58) |
| | • Enhance transparency of metric for performance shares | • Shifted to rTSR from iTSR performance metric for performance shares with the S&P 500 Industrials index as the benchmark (page 58) |
| OTHER | • While several plans included clawback provisions, lack of formal overall clawback structure | • Implemented comprehensive clawback policy (page 60) |

# Dover's Alignment with Leading Compensation Governance Practices

| Yes | No |
|---|---|
| ✓ The majority of target NEO pay opportunity is performance based (73% for the CEO; 63% for the other NEOs) | ✗ No tax gross ups |
| ✓ A significant portion of target NEO pay opportunity is tied to Dover stock performance (72% for the CEO; 49% for the other NEOs) | ✗ No repricing, reloads or exchanges of SSARs |
| ✓ Robust engagement with shareholders to seek feedback on executive compensation programs | ✗ No SSARs granted below fair market value |
| ✓ Compensation program includes ESG objective NEW | ✗ No hedging or pledging of Dover securities by executives, including margin loans |
| ✓ All long-term incentives are paid in stock, not cash | ✗ No dividends are paid on performance shares or RSUs during the earning or vesting period. Dividend equivalents are accrued on RSUs, but are only paid if the RSUs vest |
| ✓ Executives must hold significant amounts of Dover stock: five-times salary for the CEO, three-times for other NEOs | |
| ✓ All long-term incentives are earned or vest over three years | ✗ No special executive retirement arrangements |
| ✓ Change in control ("CIC") provisions require double trigger | ✗ No substantial executive perquisites, nor do we own or operate any corporate aircraft |
| ✓ Comprehensive clawback policy NEW | |
| ✓ Executives participate in benefit and employee programs on the same basis as other Dover employees | |
| ✓ Our Compensation Committee retains its own independent consultant | |
| ✓ Annual compensation risk assessment | |

# Compensation Principles

## Guiding Principles for Dover's Executive Compensation Program

| | |
|---|---|
| **Pay-for-Performance** | • Incent executives to achieve financial and strategic goals that are aligned with our long-term business strategy and the creation of sustained, long-term value creation for our shareholders |
| **Competitive Compensation** | • Attract and retain highly qualified executives capable of leading our business and executing our long-term strategy<br>• Maintain a high level of executive engagement to drive performance |

Based on these principles, these were key elements of our program in 2019:

✓ Financial metrics that are clearly linked to the creation of shareholder value: earnings from continuing operations, revenue, earnings per share and iTSR (increased enterprise value as measured by EBITDA growth plus free cash flow generation).

✓ A focus on our business strategy to ensure our long-term compensation program aligns the interests of our executives with those of our shareholders by placing an emphasis on performance-based stock compensation.

✓ An annual review by our Compensation Committee of executive compensation levels and the components of our program.

✓ A reference to the median of our peer group for total direct compensation, with consideration for internal pay equity, sustained performance, specific responsibilities, and experience with comparable market talent.

✓ Total compensation opportunities designed so that the large majority of compensation is variable and at-risk based on financial, strategic, operational, and share price performance.

✓ An annual cash bonus plan designed to reward annual financial performance and the attainment of strategic objectives that the Board believes will assure the long-term success of Dover.

✓ Executive benefits and programs that are consistent with those offered to other employees. We provide substantially no executive perquisites, nor do we own or operate any corporate aircraft.

# Compensation Process

## Setting Executive Compensation — Roles

The process for determining our compensation program structure and payouts involves the dedicated participation of our Compensation Committee, the independent directors of the Board, the CEO, and our Compensation Committee's independent consultant. The roles of each in making compensation decisions are:

**Compensation Committee**

- Oversee the development and administration of our compensation and benefits policies and programs.
- Evaluate and approve the performance of the CEO and each NEO against specified individual strategic objectives, set at the beginning of the year.
- Review and approve performance measures, weightings, and strategic goals for the annual and long-term incentive plans in the context of our business strategy.
- Formulate the compensation recommendations for our CEO and present to the independent directors for approval.
- Approve all compensation recommendations for direct reports to our CEO.
- Review shareholder feedback and integrate into decision-making framework for compensation program structure.

**Independent Directors**

- Review the performance of our CEO mid-year and following the end of the fiscal year.
- Provide vital feedback to our CEO about his performance and opportunities for improvement.
- Review the recommendation of the Compensation Committee and, together with the Committee, determine the compensation of our CEO.

**CEO**

- Recommend to the Compensation Committee salaries, annual incentive awards, and long-term incentive awards for his direct reports, including other NEOs.
- Provide assessment of each officer's performance including progress against strategic objectives, the performance of the individual's respective segment or function, and employee retention considerations.
- Play no role in matters affecting his own compensation other than providing the independent directors with a written self-assessment of his performance.

**Independent Compensation Consultant**

- Provide the Compensation Committee with an evaluation of the market competitiveness of our executive compensation packages, an assessment of pay in relation to performance and input into CEO and other executive pay decisions.
- Provide additional input on other compensation related matters at the request of the Compensation Committee.
- Report directly to the Compensation Committee, which may replace the firm or hire additional consultants at any time.
- Attend meetings of the Compensation Committee upon request and communicate with the Committee Chair between meetings.

## Setting Executive Compensation – Timeline

The process for making executive compensation decisions for 2019 began with goal setting at the beginning of the year and concluded with the actual compensation payout decisions in early 2020. In 2019, we also undertook a robust shareholder engagement effort in response to our 2019 Say on Pay vote result to inform changes made for 2020 (as described in detail on pages 39 to 41 of this CD&A). As described below, this year-long process integrates key factors, such as Dover's business strategy, our annual budget and market compensation data.



**February 2019**
- Compensation Committee and the independent directors of the Board reviewed and approved the 2019 financial performance targets for the AIP, taking into account our business strategy, and approved the CEO's 2019 strategic objectives
- The CEO thereafter approved the strategic objectives for each of his direct reports, including the NEOs, cascading his goals where appropriate to each executive

**April - May 2019**
- Management **reached out to shareholders representing 63% of outstanding shares** to discuss our compensation program and the compensation package offered to our new CEO who joined in May 2018 (previous engagement topic in Fall 2018)

**August 2019**
- Compensation Committee, including the independent Chair of the Board, provided the CEO with a mid-year performance assessment
- Compensation Committee considered proxy season shareholder feedback and developed proposal for changes to compensation program for 2020

**October 2019**
- Management **reached out to shareholders representing 63% of outstanding shares** and conducted roadshow seeking shareholder feedback on proposed changes to confirm alignment with shareholder views
- Chair of our Compensation Committee participated in select conversations to understand shareholders' concerns and areas of focus

**November 2019**
- **Compensation Committee met to discuss investor feedback on proposed changes to the compensation program**
- Compensation Committee reviewed and considered market compensation data and executive compensation trend information from its independent consultant
- The Committee also reviewed tally sheets to analyze the full cost of each executive's compensation and benefits package, share ownership levels, realized pay, and payouts under different termination scenarios

**January 2020**
- Compensation Committee and the other independent directors of the Board met by conference call to discuss and evaluate the CEO's performance
- Management **conducted an additional round of shareholder engagement** to preview specific changes made to our executive compensation program in response to the feedback that had been received from shareholders

**February 2020**
- Compensation Committee reviewed with the CEO the financial and strategic performance of each of his direct reports, along with proposed pay actions
- The Committee certified the performance results for the AIP and the performance shares
- After discussion, the Committee approved pay actions for each CEO direct report
- The Committee developed its CEO pay proposal which was then discussed with the independent directors of the Board, and together they determined the pay actions for the CEO

**March - April 2020**
- Management **is conducting further outreach** to discuss 2019 executive compensation program outcomes and the structure for the 2020 executive compensation program

## Executive Compensation Program Peer Group

For assessing executive pay programs and levels, the Compensation Committee selected a group of companies that are similar to Dover in terms of end markets, complexity, revenues and market capitalization. In 2019, with the help of its independent consultant, the Compensation Committee reviewed the peer group and made no changes in 2019 from 2018.

| COMPANY | FINANCIAL CONSIDERATIONS (IN USD MILLIONS) | | | QUALITATIVE CONSIDERATIONS | | |
|---|---|---|---|---|---|---|
| | 2019 REVENUE | 2019 MARKET CAP(1) | INDUSTRY | >20% GLOBAL REVENUES | DOVER-LIKE STRUCTURE | SAME ANALYST COVERAGE(2) |
| CARLISLE COMPANIES | $ 4,812 | $ 9,172 | Industrial Conglomerates | ✗ | ✗ | |
| COLFAX CORPORATION | $ 3,327 | $ 4,284 | Industrial Machinery | ✗ | ✗ | ✗ |
| CORNING INCORPORATED | $ 11,503 | $ 22,389 | Electrical Equipment | ✗ | | ✗ |
| EATON CORPORATION | $ 21,390 | $ 39,157 | Electrical Equipment | ✗ | ✗ | ✗ |
| EMERSON ELECTRIC CO. | $ 18,372 | $ 46,588 | Electrical Equipment | ✗ | ✗ | ✗ |
| FLOWSERVE CORPORATION | $ 3,945 | $ 6,513 | Machinery | ✗ | | ✗ |
| FORTIVE CORPORATION | $ 7,320 | $ 25,652 | Industrial Machinery | ✗ | ✗ | ✗ |
| ILLINOIS TOOL WORKS INC. | $ 14,109 | $ 57,734 | Machinery | ✗ | ✗ | ✗ |
| INGERSOLL-RAND PLC | $ 16,599 | $ 31,677 | Machinery | ✗ | ✗ | ✗ |
| PARKER-HANNIFIN CORPORATION | $ 14,320 | $ 26,441 | Machinery | ✗ | | ✗ |
| ROCKWELL AUTOMATION INC. | $ 6,695 | $ 23,479 | Electrical Equipment | ✗ | | ✗ |
| ROPER INDUSTRIES INC. | $ 5,367 | $ 36,860 | Industrial Conglomerates | ✗ | ✗ | ✗ |
| SNAP-ON INCORPORATED | $ 4,068 | $ 9,291 | Industrial Machinery | ✗ | | |
| STANLEY BLACK & DECKER, INC. | $ 14,442 | $ 25,194 | Industrial Machinery | ✗ | | ✗ |
| TEXTRON INC. | $ 13,630 | $ 10,181 | Aerospace & Defense | ✗ | ✗ | |
| XYLEM, INC. | $ 5,249 | $ 14,188 | Industrial Machinery | ✗ | | ✗ |
| *75TH PERCENTILE* | $ 14,351 | $ 32,973 | | | | |
| *MEDIAN* | $ 9,412 | $ 24,337 | | | | |
| *25TH PERCENTILE* | $ 5,140 | $ 9,958 | | | | |
| DOVER | $ 7,136 | $ 16,743 | | | | |

(1) As of 12/31/2019.
(2) "Same analyst coverage" means company is covered by at least five of the analysts that cover Dover.

## Role of Internal Equity in Setting Executive Compensation

Management and our Compensation Committee consider both market benchmarks (i.e., external equity), as well as the impact each executive role has relative to internal peers (i.e., internal equity), in establishing the executive pay structures used to govern pay.

## Role of the Independent Compensation Consultant

Our Compensation Committee has the authority and discretion to retain external compensation consultants as it deems appropriate. Our Compensation Committee has adopted a policy to ensure the continuing independence and accountability to the committee of any advisor hired to assist the committee in the discharge of its duties. The policy formalizes the independent relationship between the Compensation Committee's advisor and Dover, while permitting management limited ability to access the advisor's knowledge of Dover for compensation matters. Under the policy, our Compensation Committee will annually review and pre-approve the services that may be provided to management by the independent advisor without further Compensation Committee approval. Compensation Committee approval is required prior to Dover retaining the independent advisor for any executive compensation services or other consulting services or products above an aggregate annual limit of $50,000.

Since February 2010, our Compensation Committee has retained Semler Brossy Consulting Group, LLC ("Semler Brossy") as its advisor. Semler Brossy does no other work for and has no other relationships with Dover. Semler Brossy focuses on executive compensation and does not have departments, groups or affiliates that provide services other than those related to executive compensation and benefits.

Our Compensation Committee looks to its consultant to periodically review and advise regarding the adequacy and appropriateness of our overall executive compensation plans, programs and practices and, from time to time, to answer specific questions raised by our Compensation Committee or management. Compensation decisions are made by, and are the responsibility of, our Compensation Committee and our Board, and may reflect factors and considerations other than the information and recommendations provided by our Compensation Committee's consultant.

To ensure independence of the compensation consultant, the consultant reports directly to the Chair of our Compensation Committee and works specifically for the Compensation Committee solely on compensation and benefits.

Semler Brossy did not engage in any projects for management in 2019. Our Compensation Committee has assessed the independence of Semler Brossy and concluded that its work for the Compensation Committee does not raise any conflict of interest.

# Elements of Executive Compensation

## Variable, Performance-Based Compensation Program Structure Drives Pay For Performance Alignment

The pay packages of Dover executives consist predominantly of incentive-based pay, both annual and long-term. Each of the compensation components has a specific role in the overall design of our executive pay program. While the components are designed to be mutually reinforcing, care is taken to minimize overlap between them. The following table provides an overview of the 2019 compensation program structure.

**\* New for 2019**

| Component | Pay Element | 2019 Metrics & Weighting | Objectives |
|---|---|---|---|
| **Base Salary** | **Cash** | ▪ Benchmark: Peer group median | ▪ Attract and retain qualified executives |
| **Annual Incentive Plan** | **Cash** | ▪ 60% Financial Results:<br>   ○ Adj. Earnings (60%)<br>   ○ Revenue (40%)<br>▪ 40% Individual Strategic Objectives<br>   ▪ **ESG oversight included in CEO's strategic objectives** | ▪ Intended to drive profitability, growth & progress against strategy<br>▪ Individual objectives are focused on a limited and measurable set of goals to benefit shareholders over the long-term |
| **Long-Term Incentive Plan** | **Performance Shares** | ▪ 20% LTIP weighting<br>▪ Performance Criteria: 3-year iTSR (EBITDA growth and free cash flow generation)<br>▪ **Reset the maximum payout to 300%, down from 400%** | ▪ Focus executives on shareholder value creation |
| | **SSARs** | ▪ 60% LTIP weighting<br>▪ Performance Criteria: Dover stock price, exercisable three years after grant date and remain exercisable for another seven years (subject to 10-year stock price movement) | ▪ Focus executives on share price appreciation |
| | **RSUs** | ▪ 20% LTIP weighting<br>▪ Performance Criteria: Dover stock price; awards vest ratably over three years | ▪ Retention, ownership, and full alignment with the shareholder experience |
| **Benefits** | **Consistent with other similarly situated employees** | | |

## 2019 Target Pay Mix

The ratio between fixed and variable pay varies by executive level, but for the CEO and his direct reports, including the NEOs, we feel it is appropriate that the vast majority of the compensation should be "at risk" incentive-based pay as shown in the chart below. Additionally, we believe that incentive pay should be heavily weighted toward long-term performance and tied to share performance, with the annual incentives focused on key short-term drivers and progress on strategy. The target pay mix will change based on the updates made to our executive compensation program in 2020.


2019 TARGET CEO PAY MIX
Base Salary 12.4%
Long Term - RSUs 14.4%
Annual Incentives 15.5%
Long Term - SSARs 43.3%
Long Term - Perf. Shares 14.4%
Performance Based 73.2%


2019 TARGET OTHER NEO PAY MIX
Base Salary 27.7%
Long Term - RSUs 9.9%
Annual Incentives 22.9%
Long Term - SSARs 28.5%
Long Term - Perf. Shares 11.0%
Performance Based 62.4%

## Pay-for-Performance Philosophy

Our Compensation Committee remains fully committed to its pay-for-performance philosophy. As shown in the graph below, historically our payouts have aligned with shareholder value creation.

**DOV TSR vs. Proxy Peer Group since New CEO Start Date[1,2,3]**


80%
60%
40%
20%
0%
-20%
-40%
IR
DOV
CSL
ROP
ETN
ITW
PH
ROK
S&P 500
SNA
SWK
EMR
CFX
FLS
GLW
XYL
FTV
TXT

**Transformed Portfolio Producing Shareholder Value (TSR)[2,3]**


1 year
3 years
5 years
10 years
DOVER
66%
27%
18%
18%
Proxy Peer Group Median
36%
15%
12%
16%
S&P 500
31%
15%
12%
14%

1) New CEO start date of 4/30/2018.
2) Source: S&P Capital IQ; end date for returns periods is December 31, 2019.
3) Annualized Total Shareholder Return including dividends and spin-offs. Fortive Corporation went public in July 2016 and Xylem, Inc. went public in Oct 2011; stocks are excluded from periods prior to go public dates. Ingersoll-Rand PLC data reflects TSR pre-merger with Gardner Denver Holdings, Inc.

## Annual Incentive Plan Compensation

An annual bonus may be earned each year based on an NEO's performance against both financial objectives tied to the NEO's business unit and individual strategic goals. Each NEO's bonus target amount is determined according to the NEO's business/function complexity, size and overall impact on Dover's results, as well as strategic leadership and managerial responsibility. We believe that balancing the measurement of performance for the annual bonus between financial and strategic objectives is important in mitigating risk and executing on our long-term strategy for value creation.

*Determination of AIP Payouts*

Each executive officer is eligible for a bonus equal to his or her base salary multiplied by his or her target award percentage multiplied by the Overall Payout Factor (which is the sum of the Financial Objectives Factor (weighted 60%) and the Strategic Objectives Factor (weighted 40%)).



*2019 AIP Financial Objectives Factor -- Targets*

The financial objectives were set at the overall corporate level for corporate NEOs (Tobin, Cerepak, Cabrera and Kloosterboer) and at the Dover Fluids segment level for the segment NEO (Spurgeon). In setting these objectives, our Compensation Committee considered our annual budget, operational priorities, plans for capital allocation, historical performance, and external factors, among other things. For each measure, our Compensation Committee established threshold, target, and maximum levels of performance, as well as a payout percentage curve that relates each level of performance to a payout percentage.

Threshold and maximum performance levels are set at 80% and 120%, respectively, of target. There is no payout on the Financial Objectives Factor if performance is below the threshold. At threshold, the payout percentage curve begins at 0.1%. If performance is at the target level, the payout percentage is 100%. For performance at or above the maximum level of achievement, the payout percentage is capped at 200%.

The financial objectives measures as originally established by our Compensation Committee were adjusted to exclude the forecasted performance targets from the Finder business following its sale on April 2, 2019 and to include the forecasted contributions from the acquisition of the All-Flo Pump Company, Limited business on May 7, 2019.

**COMPENSATION DISCUSSION AND ANALYSIS**

*2019 AIP Financial Objectives Factor -- Results*

Following the end of 2019, we calculated the Corporate Financial Objectives Factor and the Dover Fluids Financial Objectives Factor as follows:

| | **2019 AIP FINANCIAL OBJECTIVES RESULTS (in millions)** | | | | |
| --- | --- | --- | --- | --- | --- |
| | **TARGET PERFORMANCE LEVEL** | **ACTUAL PERFORMANCE LEVEL** | **PAYOUT % (BEFORE WEIGHTING)** | **WEIGHTING OF MEASURE** | **WEIGHTED PAYOUT %** |
| ***Dover Corporation*** | | | | | |
| Revenue | $7,104 | $7,136 | 101% | 40% | 40% |
| Adjusted Earnings[1] | $846 | $872[1] | 108% | 60% | 65% |
| | | | ***Financial Objectives Factor*** | | ***105%*** |
| ***Dover Fluids[2]*** | | | | | |
| Revenue | $2,871 | $2,959 | 108% | 40% | 43% |
| Adjusted Segment Earnings (EBIT)[1] | $509 | $530[2] | 113% | 60% | 68% |
| | | | ***Financial Objectives Factor*** | | ***111%*** |
| ***Performance Payout Curve*** | | | | | |
| | | | | **PERFORMANCE LEVEL** | **PAYOUT PERCENTAGE** |
| | | | Threshold | >80% | 0.1% |
| | | | Target | 100% | 100% |
| | | | Maximum | 120% | 200% |

(1) *Definitions and reconciliations of non-GAAP measures are included at the end of this proxy statement.*

(2) *Mr. Spurgeon was the President & CEO of our former business segment Dover Fluids. We have calculated his awards as if Dover Fluids had remained in place following our re-segmentation completed in the fourth quarter of 2019.*

*2019 AIP Individual Strategic Objectives Factor*

The Strategic Objective Factor is based on the achievement of individual strategic objectives designed to create long-term value for our shareholders. The strategic objectives for the CEO were developed by our Compensation Committee at the beginning of the year, approved by our independent directors, and communicated to the CEO in February. The individual strategic objectives were based on specific strategic initiatives that the Board and management agreed were important to achieve in 2019. These objectives were cascaded to the CEO's direct reports, as appropriate, based on their responsibilities or business portfolio. The Board monitored progress on the CEO's strategic objectives and, following the end of the year, reviewed the CEO's performance against these objectives when determining his annual bonus.

Following the end of 2019, our Compensation Committee determined for each NEO a Strategic Objectives Factor between 0% and 200%. Our Compensation Committee believes such judgment is an important risk-mitigating element to our compensation program and provides an opportunity to further align executive compensation with long-term value creation. To make this determination, our Compensation Committee took into account each executive's execution against his or her personal strategic objectives for the year and the executive's overall performance for the year.

**COMPENSATION DISCUSSION AND ANALYSIS**

The following table summarizes the individual strategic objectives, weightings, and results the Compensation Committee considered for our CEO in determining his Strategic Objectives Factor for 2019.

| **Richard A. Tobin (President & CEO)** |
|---|
| ***Portfolio Management (25%)* – Actively assess and manage Dover's portfolio to drive long-term value** |
| ✓ Executed an in-depth assessment of the Company's individual businesses culminating in an articulated strategy for building a higher-value company for shareholders<br>✓ Continued to effectively deploy capital to enhance the value of Dover's portfolio through acquisitions and investments in organic growth<br>✓ Drove strategic realignment of the portfolio into five reporting segments to enable better external assessment of performance and improved valuation of portfolio, and implemented a new management structure and operating model for efficiency and decision-making speed |
| ***Shareholder Returns (25%)* – Take actions to grow the value of Dover while returning capital to shareholders** |
| ✓ Delivered on commitments relating to margin expansion, consistent execution against guidance, maintaining organic growth, priorities for organic reinvestment, and disciplined capital allocation balancing growth and return of capital to shareholders<br>✓ Clearly communicated the Company's value-creation strategy and priorities, and reporting progress against articulated commitments to external parties<br>✓ Made substantial progress in expanding the Company's digital growth capabilities and strengthened its processes around innovation to position the Company for long-term growth and profitability |
| ***Talent Management (25%)* – Attract, engage and develop talent** |
| ✓ Led a deep talent assessment exercise across the enterprise with a focus on organizational structure, management development, diversity, and succession planning<br>✓ Demonstrated continued personal investment in the talent development process by participating in comprehensive assessments for leadership teams at the corporate, segment and operating company levels |
| ***ESG (25%)* – Provide effective oversight and management of Dover's ESG matters** |
| ✓ Evaluated Dover's approach to managing ESG matters, including studying operational practices, soliciting shareholder feedback, and considering other external perspectives<br>✓ Developed a multi-year plan for strategic oversight of ESG matters that integrates awareness and management of material ESG risks, opportunities, objectives, metrics, and other sustainability factors into our strategy, operations, and governance |

Our Compensation Committee evaluated Mr. Tobin's achievements against his strategic objectives and assigned him a Strategic Objectives Factor of 120%.

**COMPENSATION DISCUSSION AND ANALYSIS**

The following table summarizes the individual strategic objectives the Compensation Committee considered for our other NEOs in determining their respective Strategic Objectives Factors for 2019.

| Brad M. Cerepak (Senior Vice President & CFO) |
| --- |
| In 2019, Mr. Cerepak's strategic objectives were focused on corporate strategy (25% weighting), business development (25% weighting), finance transformation (25% weighting), and other functional transformations (25% weighting). Our Compensation Committee considered his: (1) significant support in executing the assessment of our portfolio structure as well as aligning key metrics and market positions to drive increased investor understanding and comparability to peers; (2) critical role in mapping acquisition targets to our growth platforms, improving efforts on outreach to acquisition targets, and strengthening our internal M&A processes; (3) continued commitment to optimizing the structure of our finance team and to providing effective support to our automation and digital initiatives; and (4) establishment of a finance team dedicated to supporting Information Technology as well as his contributions to improving cybersecurity. |

| William W. Spurgeon, Jr. (retired President & CEO, Dover Fluids) |
| --- |
| In 2019, Mr. Spurgeon's strategic objectives were focused on operational excellence (38% weighting), footprint consolidation (25% weighting), margin expansion (13% weighting), integration (12%), and intellectual property (12% weighting). Our Compensation Committee considered his: (1) leadership role in driving operational excellence for his segment, including working capital management and improvements to safety metrics; (2) execution of footprint consolidations, including a significant capacity expansion project; (3) operational and strategic actions taken to improve margin performance; (4) successful integration of the Belanger, Inc. acquisition; and (5) improvements to his segment's management of intellectual property assets. |

| Ivonne M. Cabrera (Senior Vice President, General Counsel & Secretary) |
| --- |
| In 2019, Ms. Cabrera's strategic objectives were focused on intellectual property (34% weighting), legal spend optimization (33% weighting), and commercial contracting transformation (33% weighting). Our Compensation Committee considered her: (1) highly effective enforcement and enhancement of Dover's intellectual property position which included the launch of comprehensive guidance for our business leaders, substantive and relevant training, the development of protocols for international intellectual property matters, and the completion of multiple in-depth intellectual property reviews at the operating company level; (2) accomplishments in expanding the use of technology to collect and leverage data to drive optimization initiatives and maximize the value of strategic legal advice and counseling provided to the business; and (3) continued improvements to enterprise-wide commercial contracting practices and valuable role in providing strategic and risk-based support and guidance in the negotiation of significant commercial agreements for the enterprise and its businesses. |

| Jay L. Kloosterboer (former Senior Vice President, Human Resources) |
| --- |
| In 2019, Mr. Kloosterboer's strategic objectives were focused on talent management (20% weighting), operational model (15% weighting), operational excellence (15% weighting), functional transformation (20%), executive compensation program (15%), and transition planning (15%). Our Compensation Committee considered his: (1) support in developing and executing the talent assessment exercise conducted across the enterprise; (2) evaluation and recommendations regarding the re-alignment of our management structure to take full advantage of the benefits of our new five segment structure; (3) role in scoping the duties and responsibilities of our Senior Vice President of Operations; (4) successful completion of our transition to a single payroll system for our U.S. operations; (5) involvement in helping to evaluate and develop changes to our executive compensation program; and (6) development of a comprehensive plan to ensure a smooth transition to a new Senior Vice President, Human Resources following his announced retirement. |

Our Compensation Committee assigned an average Strategic Objectives Factor of 102.5% to the non-CEO NEOs.

The Overall Payout Factors resulting from the above Financial Objective Factors and the Strategic Objectives Factors resulted in the payouts set forth in the 2019 Summary Compensation Table.

## Long-Term Incentive Compensation

The following table summarizes the components of awards under our LTIP and the related performance criteria for awards granted in 2019. Note that all components are paid in stock rather than cash to encourage shareholder alignment through stock ownership. For changes to our 2020 LTIP structure in response to feedback received through our multi-stage shareholder engagement program, see pages 39 to 41.

| Pay Element | 2019 Weighting & Performance Criteria | Objectives |
|---|---|---|
| **Performance Shares** | ▪ 20% LTIP weighting<br>▪ Performance Criteria: 3-year iTSR (EBITDA growth and cash flow generation) | ▪ Focus executives on shareholder value creation |
| **Stock Settled Stock Appreciation Rights** | ▪ 60% LTIP weighting<br>▪ Performance Criteria: Dover stock price, exercisable three years after grant date and remain exercisable for seven years (subject to 10-year stock price movement) | ▪ Focus executives on share price appreciation |
| **Restricted Stock Units** | ▪ 20% LTIP weighting<br>▪ Performance Criteria: Dover stock price; awards vest ratably over three years | ▪ Retention and full alignment with the shareholder experience |

*2019 Performance Shares*

The 2019 performance shares are based on the three-year performance period of 2017-2019, and the performance is measured on iTSR, which is described below.

| | Target # of Shares 2019 | Actual Shares Awarded 2019 |
|---|---|---|
| **Richard J. Tobin** | N/A | N/A |
| **Brad M. Cerepak** | 5,983 | 12,592 |
| **William W. Spurgeon, Jr.** | 4,936 | 15,803 |
| **Ivonne M. Cabrera** | 2,393 | 5,036 |
| **Jay L. Kloosterboer** | 2,393 | 5,036 |

*Performance Shares & iTSR*

The performance shares granted to NEOs prior to 2020 are measured based on the iTSR measure. In light of our shareholders' feedback and expressed preference for a more transparent metric for our performance shares, in 2020 the payout for our performance shares will be determined by relative TSR, utilizing the S&P 500 Industrials index as the relative performance benchmark.

iTSR, by definition, is a measure of value creation for our business segments and operating companies. The key components of iTSR are EBITDA Growth and Free Cash Flow. Based on rigorous testing over time, our Compensation Committee believes iTSR is:

- highly correlated with long-term shareholder value creation for a multi-industry company such as Dover,
- highly correlated with the combination of return on invested capital and organic growth, and
- effective in driving behaviors because it measures outcomes that are more within management's control, such as revenue growth (organic and acquisition), and margin improvements.

***Definition of iTSR.*** iTSR measures the change in enterprise value over a three-year period. EBITDA is assigned a multiple based on prevailing market multiples among industrial companies. iTSR tracks the change in that EBITDA-based value, along

**COMPENSATION DISCUSSION AND ANALYSIS**

with Free Cash Flow generated during the three-year performance period. The two together work similarly to an external TSR measure: the EBITDA-based value becomes a proxy for share price, and Free Cash Flow becomes a proxy for dividends. Further, EBITDA Growth and Free Cash Flow together focus our business leaders on growing our business, investing in continuing operations, and shaping our portfolio with capital-effective acquisitions and dispositions.



- **EBITDA Growth** — We believe that EBITDA is useful for purposes of evaluating our ongoing operating profitability as it excludes the depreciation and amortization expense related primarily to capital expenditures and acquisitions that occurred in prior years, as well as in evaluating our operating performance in relation to our competitors.
- **Free Cash Flow** — Free Cash Flow is operating cash flow less capital spending, less cash used for acquisitions, plus cash received from divestitures. We believe that Free Cash Flow is an important measure of our operating performance as it provides a measurement of cash generated from operations that is available for mandatory payment obligations and investment opportunities, such as funding acquisitions, paying dividends, repaying debt and repurchasing our common stock.

*Safeguards.* Since iTSR is an absolute measure of value creation, we have implemented safeguards to substantially eliminate large payouts resulting solely from economic cycles. Further, payouts under the program are in shares, and our shareholding requirements ensure that executives are exposed to the same stock price changes as our shareholders, including external stock market factors. Dividends are not accrued or paid on performance shares during the performance period.

*Rigorous iTSR Targets, Threshold and Cap Levels.* iTSR targets for our Performance Shares are demanding and were rigorously back-tested to confirm that they are set to tie performance share payouts with comparable relative TSR performance levels. Awards are earned three years after the grant, provided iTSR exceeds a threshold level. No payouts will be made unless iTSR equals or exceeds 6%. The payout to any individual may not exceed 500,000 shares.

**COMPENSATION DISCUSSION AND ANALYSIS**

For performance share grants *made prior to 2019*, payouts will be made on a sliding scale using the following formula:



For performance share grants *made in 2019*, payouts will be made on a sliding scale using the following formula with a maximum payout at 300% of target:



In 2019, we reset the maximum payout to 300%, down from 400%

*Stock Settled Stock Appreciation Rights*

Stock Settled Stock Appreciation Rights (SSARs) give our NEOs the ability to participate in the price appreciation of a set number of shares of Company stock. Once SSARs vest, an NEO may exercise them any time prior to the expiration date and the proceeds from the exercise are paid to the NEO in the form of shares of Dover common stock to encourage continued share ownership and shareholder alignment. SSARs vest and are exercisable 3 years after grant date and remain exercisable for seven years, which means the awards are subject to 10-year stock price movement thus aligning executive interests with shareholder interests over the long term. Importantly, in light of our active acquisition program, SSARs' forward-looking orientation is effective for incentivizing our newly-acquired companies and employees, who must create new value in order to realize gains. Furthermore, SSARs' 10-year life cycle is essential to managing value creation with a business that has a portfolio of industrial companies whose economic cycles vary.

*Restricted Stock Units*

RSU grants attract and retain NEOs by providing them with some of the benefits associated with stock ownership during the vesting period. Executives do not actually own the shares underlying the units, nor do they enjoy the benefits of ownership such as dividends and voting, until the vesting conditions are satisfied. Once vested, the NEO receives shares of Dover stock equivalent in number to the vested units and receives a cash amount equal to accrued dividends during the vesting period, net of withholding taxes.

## Changes to our 2020 LTIP Structure

Based on shareholder feedback received through our multi-stage shareholder outreach program and our review of current market practices, as well as our Compensation Committee's continual evaluation of our program in order to ensure we appropriately align our executives' incentives with our long-term strategy, we made the following changes to our LTIP structure for 2020:

**Increased the proportion of LTIP awards dedicated to performance shares.**



**Shifted from iTSR to a relative TSR performance metric for performance shares, with the S&P 500 Industrials as the benchmark index.**

In response to shareholder feedback, effective for 2020, performance shares will be earned based on our relative TSR performance against the S&P 500 Industrials index. This relative TSR metric will provide our shareholders with a transparent and simple measure to gauge our performance against companies in our industry, and aligns the interests of our executives with our shareholders. The relative TSR targets for our performance shares are highly competitive. Awards are earned three years after the grant, provided relative TSR exceeds a threshold level with a maximum payout capped at 300% of target. PSU payouts will be capped at 100% if absolute TSR is negative over the PSU performance period.

For performance share grants made in 2020, payouts will be made on a sliding scale using the following formula based on our rTSR performance:



# Other Benefits

## 401(k), Pension Plan and Health & Wellness Plans

Our executive officers are able to participate in retirement and benefit plans generally available to our employees on the same terms as other employees. Dover and most of our businesses offer a 401(k) plan to substantially all U.S.-based employees and provide a Company matching contribution denominated as a percentage of the amount of salary deferred into the plan by a participant during the course of the year. Some of our U.S.-based employees also participate in a tax-qualified defined benefit pension plan. Effective December 31, 2013, we closed both our qualified and non-qualified defined benefit retirement plans to new employees. We intend to freeze any future benefit accruals in both plans effective December 31, 2023. All of our U.S.-based employees are offered a health and wellness plan (including health, term life and disability insurance). NEOs do not receive enhanced health and wellness benefits.

## Non-Qualified Retirement Plans

We offer two non-qualified plans with participation generally limited to individuals whose annual salary and bonus earnings exceed the Internal Revenue Service ("IRS") limits applicable to our qualified plans: our Pension Replacement Plan ("PRP") and our deferred compensation plan. Participation in the deferred compensation plan is open to employees with an annual salary equal to or greater than $175,000.

After December 31, 2009, benefits under the PRP before offsets are determined using the benefit calculation and eligibility criteria as under the pension plan, except that IRS limits on compensation and benefits do not apply. Prior to December 31, 2009, the participants in the PRP accrued benefits greater than those offered in the pension plan. Effective January 1, 2010, we modified this plan so that executives subject to IRS compensation limits will accrue future benefits that are substantially the same as benefits under the pension plan. Individuals who participated in the PRP prior to January 1, 2010 will receive benefits calculated under the prior benefit formula through December 31, 2009 and benefits calculated under the lower PRP benefit formula on and after January 1, 2010. Amounts receivable by the executives under the PRP are reduced by any amounts receivable by them under the pension plan, any qualifying profit sharing plan, Company-paid portion of social security benefits, and the amounts of the Company match in the 401(k) plan.

Effective December 31, 2013, the PRP was closed to new employees. All eligible employees as of December 31, 2013 will continue to earn PRP benefits through December 31, 2023 as long as they remain employed by Dover and its affiliates. Effective December 31, 2023, Dover intends to eliminate any future benefit accruals consistent with the freezing of benefit accruals under the pension plan.

We offer a deferred compensation plan to allow participants to elect to defer their receipt of some or all of their salary, bonuses and any payout of a cash performance award. The plan permits executive officers to defer receipt of part of their compensation to later periods and facilitates tax planning for the participants. Effective January 1, 2014, the deferred compensation plan was amended to provide for certain matching and additional contributions for participants who do not also participate in the PRP. Other than Mr. Tobin, our NEOs are participants in the PRP and are not eligible for matching or additional contributions under the deferred compensation plan. Accordingly, we do not consider the deferred compensation plan to play a major role in our compensation program since it is designed to provide eligible NEOs amounts that otherwise would be limited by IRS limits.

## Executive Severance

All of our NEOs are eligible to participate in our severance plan. Under the plan, if we terminate an NEO's employment without cause (as defined in the severance plan), the NEO will generally be entitled to receive twelve months of salary and healthcare benefits continuation, and a prorated bonus for time worked during the year. See "Potential Payments Upon Termination or Change-in-Control."

## Senior Executive Change-in-Control Severance Plan

We have a senior executive CIC severance plan which establishes the severance benefits payable to eligible executives if they are involuntarily terminated following a change-in-control. All of our NEOs are eligible to participate in the CIC severance plan. An executive eligible to participate in the CIC severance plan as of the date of a change-in-control will be entitled to receive severance payments under the plan if, within 18 months after the change-in-control, either the executive's employment is terminated by the Company without "cause" or he or she terminates employment for "good reason" (as such terms are defined in the plan). The severance payments and benefits will consist of: a lump sum payment equal to 2.0 times their annual salary and target bonus, and a lump sum payment equal to the cost of Consolidated Omnibus Budget Reconciliation Act (COBRA) health care benefit continuation of the executive and covered family members for twelve months. See "Potential Payments Upon Termination or Change-in-Control."

No executive may receive severance benefits under more than one plan or arrangement. Dover does not provide tax gross-ups in the CIC severance plan.

# Other Elements of Compensation

## Clawback Policy

In 2019, we adopted a formal clawback and recoupment policy applicable to our executive officers. If our Board determines, in its sole discretion acting in good faith, that any executive officer has engaged in fraud or intentional misconduct that caused or was a significant contributing factor to a material restatement of all or a portion of our consolidated financial statements, the Board may, to the extent permitted by law, and to the extent it determines that it is in Dover's best interest, require reimbursement to Dover for, or reduce or cancel, any incentive compensation paid, granted or credited to such executive officer on or after November 7, 2019. We may effect any such recoupment by requiring the executive officer to pay Dover the relevant amount, by set-off, by reducing future compensation or by such other means or combination of means as the Board determines to be appropriate.

Apart from the clawback policy described above, our PRP includes clawback provisions for termination for cause and the severance plan and CIC severance plan provide for clawback of benefits for breaches of the plan.

## Anti-hedging and Anti-pledging Policy

Our Securities Trading and Confidentiality Policy prohibits directors, executive officers and any employee who has previously received or receives any type of long-term incentive plan award, and certain persons and entities related to any such persons, from engaging in short-sales, transactions in derivative securities or any other form of hedging transaction designed to hedge or offset any decrease in the market value of Dover securities granted to or held by such persons. In addition, such persons may not hold Dover securities in a margin account or pledge securities as collateral for a loan or any other obligation.

## Perquisites

We provide substantially no executive perquisites, nor does the Company own or operate any corporate aircraft. Management and our Compensation Committee believe that providing significant perquisites to executive officers would not be consistent with our overall compensation philosophy. As a result, we do not provide executive officers with social club memberships, company cars or car allowances, financial counseling, or any other perquisites. Executives participate only in programs generally available to Dover employees.

## Shareholding Guidelines

We believe that our executives will most effectively pursue the long-term interests of our shareholders if they are shareholders themselves. As a result, share ownership guidelines are in place for all NEOs (subject to exceptions that may be granted by our Compensation Committee for significant personal events or retirement planning). Our CEO is required to hold shares equal in value to five-times salary and our other NEOs are required to hold shares equal in value to three-times salary. Our policy requires that NEOs hold/retain all equity grants until the share ownership guidelines are met. Based on current share ownership, all executives serving as NEOs are currently in compliance with the guidelines. Our Compensation Committee reserves the right to provide a portion of annual bonus in stock for any officer who fails to meet or make satisfactory progress toward satisfying the guidelines.

## Risk Assessment

In 2019, Dover, with the assistance of Willis Towers Watson, updated the formal risk assessment that was conducted in 2017 and updated in 2018 for all our incentive compensation programs that have material impact on our financial statements. Willis Towers Watson inventoried incentive compensation programs at the corporate and operating company levels globally and conducted in-depth reviews of financially material plans, identified based on expected spend and income statement accounts tied to the program. The reviews focused on both the plan design features as well as internal risk mitigation controls in place. Based on this review, we have concluded that Dover's compensation practices and policies do not create risks that are reasonably likely to have a material adverse effect on the Company.

# Compensation Committee Report

We reviewed and discussed with management the Compensation Discussion and Analysis for the year ended December 31, 2019.

Based on the review and discussions referred to above, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference in Dover's Annual Report on Form 10-K for the year ended December 31, 2019.

Compensation Committee:        Keith E. Wandell (Chair)
                                Kristiane C. Graham
                                Michael F. Johnston
                                Mary A. Winston

This report does not constitute "soliciting material" and shall not be deemed filed or incorporated by reference into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this report by reference, and shall not otherwise be deemed filed under such Acts.

# Executive Compensation Tables

## Summary Compensation Table

The Summary Compensation Table and notes show all remuneration for 2019 provided to our NEOs, consisting of the following officers:

- Our President & CEO;
- Our Senior Vice President & CFO; and
- Our three other most highly compensated executive officers as of the end of 2019.

The determination of the most highly compensated executive officers is based on total compensation paid or accrued for 2019, excluding changes in the actuarial value of defined benefit plans and earnings on nonqualified deferred compensation balances.

| Name and Principal Position | Year | Salary ($) | Bonus ($)(1) | Stock Awards ($)(2) | Option Awards ($)(3) | Non-Equity Incentive Plan Compensation ($)(4) | Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5) | All Other Compensation ($)(6) | Total ($) |
|---|---|---|---|---|---|---|---|---|---|
| **Richard J. Tobin** | 2019 | 1,200,000 | 1,665,000 | 2,800,022 | 3,232,903 | | 0 | 0 | 251,150 | 9,149,075 |
| President & Chief Executive Officer | 2018 | 776,924 | 2,000,000 | 22,013,074 | 3,071,394 | | 0 | 0 | 70,009 | 27,931,401 |
| **Brad M. Cerepak** | 2019 | 705,000 | 740,250 | 800,006 | 923,692 | | 0 | 553,203 | 37,166 | 3,759,317 |
| Senior Vice President & | 2018 | 705,000 | 773,000 | 800,049 | 901,146 | | 0 | 123,659 | 30,830 | 3,333,684 |
| Chief Financial Officer | 2017 | 685,000 | 970,000 | 799,936 | 764,629 | | 0 | 397,072 | 27,872 | 3,644,509 |
| **William W. Spurgeon** | 2019 | 650,000 | 692,900 | 549,936 | 423,359 | | 0 | 2,606,809 | 27,525 | 4,950,529 |
| Retired President & | 2018 | 650,000 | 601,700 | 550,003 | 413,019 | | 0 | 0 | 22,057 | 2,236,779 |
| Chief Executive Officer, Dover Fluids | 2017 | 650,000 | 640,000 | 549,965 | 350,458 | | 0 | 1,119,977 | 21,289 | 3,331,689 |
| **Ivonne M. Cabrera** | 2019 | 540,000 | 396,900 | 319,930 | 369,480 | | 0 | 408,519 | 23,238 | 2,058,067 |
| Senior Vice President & General Counsel | 2018 | 540,000 | 434,000 | 319,987 | 360,455 | | 0 | 177,611 | 18,672 | 1,850,725 |
| **Jay L. Kloosterboer** | 2019 | 540,000 | 389,340 | 319,930 | 369,480 | | 0 | 167,684 | 23,031 | 1,809,465 |
| Retired Senior Vice President, Human Resources | 2018 | 540,000 | 434,000 | 319,987 | 360,455 | | 0 | 37,317 | 19,759 | 1,711,518 |

(1) Bonus amounts generally represent payments under our AIP for the year indicated, for which payments are made in the first quarter of the following year. The AIP constitutes a non-equity incentive plan under FASB ASC Topic 718. Although they are based on the satisfaction of pre-established performance targets, AIP amounts are reported in the bonus column rather than the non-equity incentive plan compensation column to make clear that they are annual bonus payments for the year indicated. Mr. Tobin's 2018 bonus consists of two parts, a one-time make-whole bonus of $1,000,000 and a guaranteed annual bonus of $1,000,000.

(2) The amounts generally represent (a) the aggregate grant date fair value of performance shares granted during the year indicated, and (b) the aggregate grant date fair value of restricted stock unit awards granted during the year, in each case, calculated in accordance with FASB ASC Topic 718. All equity awards outstanding as of May 9, 2018 were adjusted as a result of the spin-off of Apergy to preserve the value of the awards in accordance with the Employee Matters Agreement, dated May 9, 2018, between Dover and Apergy. The amounts set forth in the table do not correspond to the actual value that might be realized by the named executives. For a discussion of the assumptions relating to calculation of the cost of equity awards, see Note 15 to the Notes to the Financial Statements contained in our Annual Report on Form 10-K for the year ended December 31, 2019.

Under FASB ASC Topic 718, the 2017, 2018 and 2019 performance share awards are considered performance and service conditioned. The grant date fair value for the 2017 performance share awards was $66.85, the grant date fair value for the 2018 performance share awards were $79.75 and $82.09 for awards granted to Mr. Tobin and awards granted to the other NEOs, respectively, and the grant date fair value for the 2019 performance share awards was $91.20. The grant date fair value of 2019 RSU awards was $91.20. All RSU grants are eligible for dividend equivalent payments which are paid upon vesting.

(3) The amounts represent the aggregate grant date fair value of SSAR awards granted during the year indicated, calculated in accordance with FASB ASC Topic 718, and do not correspond to the actual value that may be realized by the named executives. The grant date fair value for the 2019 SSAR awards was calculated using a Black-Scholes value of $17.55 per SSAR.

(4) See Note (1) for a discussion of annual bonuses under the AIP as non-equity incentive plan compensation.

(5) Amounts represent changes in present value of accumulated benefits under the pension plan and/or PRP during the year indicated. For more information, see "— Pension Benefits through 2019." Mr. Spurgeon's Change in Pension value is a negative amount of $222,117 for 2018, so it is presented as zero in the table above.

(6) Amounts for 2019 represent (i) 401(k) matching contributions of $9,800 for Messrs. Cerepak, Spurgeon, Kloosterboer and Ms. Cabrera and $12,600 for Mr. Tobin, (ii) dividends received on RSUs in the amount of $122,225, $27,366, $15,725, $11,438 and $11,438 for Messrs Tobin, Cerepak, Spurgeon and Kloosterboer and Ms. Cabrera, respectively, (iii) for Messrs. Spurgeon, Kloosterboer and Ms. Cabrera, health club membership reimbursement and (iv) for Mr. Tobin, $90,475 of nonqualified deferred compensation match and $25,850 of 1% automatic contributions in the nonqualified deferred compensation plan, since he does not participate in the PRP.

## CEO Employment Agreement

In connection with the hiring of Mr. Tobin as our CEO, Mr. Tobin and Dover entered into a three-year employment agreement commencing May 1, 2018. Under the terms of the agreement, Mr. Tobin is entitled to a minimum annual base salary of $1.2 million and a target annual bonus equal to 125% of his base salary, and the receipt of an annual equity grant for each of Dover's fiscal years ending during the term of the agreement with a grant date fair value of not less than $7 million. During the term of the agreement, Mr. Tobin will also be entitled to employee benefits on the same basis as those generally available to executive officers of Dover.

In connection with his hiring, Mr. Tobin received a one-time make-whole equity grant consisting of 75,971 performance shares, and 164,603 RSUs. Mr. Tobin also received a one-time make-whole cash payment of $1,000,000.

Mr. Tobin is entitled to receive certain severance payments and benefits in the event his employment is terminated by Dover without cause or by him for good reason. See "Potential Payments upon Termination or Change-in-Control".

At the end of the term of the agreement, Mr. Tobin will continue to be employed by Dover as an at-will employee and participate in severance and other benefit plans on the same terms as other executives.

## CEO Pay Ratio

As permitted under SEC rules, to calculate our 2019 CEO pay ratio we have used the same median employee who was used to calculate our 2018 CEO pay ratio. That median employee's total compensation was $45,141 for 2019. We identified the median employee for 2018 using a methodology in accordance with SEC rules, as explained in our proxy statement for our 2018 annual meeting, filed with the SEC on Schedule 14A on March 21, 2019.

We calculated 2019 annual total compensation for both our median employee and Mr. Tobin using the same methodology that we use to determine our NEOs' annual total compensation for the Summary Compensation Table. Mr. Tobin's total compensation was $9,149,075, resulting in an estimated ratio of 203:1 for CEO pay to median worker pay.

Our global headcount was 24,012 employees (12,447 U.S. and 11,565 non-U.S) as of December 31, 2019. We used December 31 as our determination date, rather than last year's determination date of December 10, so that the date aligned with the end of the calendar year, which made it easier for us to gather the required payroll information. Thirteen countries were excluded (2.5% of the total workforce) under the permissible 5% exclusion, with employee counts as follows: Argentina (24), Austria (2), Costa Rica (16), Czech Republic (24), Dominican Republic (55), Kenya (2), Malaysia (111), Mexico (154), Norway (12), Portugal (11), South Korea (20), Taiwan (21), and Thailand (150). After country exclusions, our total headcount was 23,410 employees (12,447 U.S. and 10,963 non-U.S.).

# Grants of Plan-Based Awards in 2019

All awards listed in the table below have a grant date of February 15, 2019 for all executive officers. For a discussion of the awards, see "Compensation Discussion and Analysis – Elements of Executive Compensation".

| Name | Type | Estimated Future Payouts Under Non-Equity Incentive Plan Awards | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Shares of Stock or Units (#) | All Other Option Awards: Number of Securities Underlying Options (#) | Exercise Price of Option Awards ($/Sh) | Grant Date Fair Value of Stock and Option Awards ($) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Thresh-old ($)(1) | Target ($) | Maximum ($) | Thresh-old (#)(1) | Target (#) | Maximum (#) | | | | |
| Richard J. Tobin | AIP (2) | | 1,500,000 | 3,000,000 | | | | | | | |
| | SSAR (3) | | | | | | | | 184,211 | 91.20 | 3,232,903 |
| | Performance Shares (4) | | | | | 15,351 | 46,053 | | | | 1,400,011 |
| | RSU (5) | | | | | | | 15,351 | | | 1,400,011 |
| Brad M. Cerepak | AIP (2) | | 705,000 | 1,410,000 | | | | | | | |
| | SSAR (3) | | | | | | | | 52,632 | 91.20 | 923,692 |
| | Performance Shares (4) | | | | | 4,386 | 13,158 | | | | 400,003 |
| | RSU (5) | | | | | | | 4,386 | | | 400,003 |
| William W. Spurgeon, Jr. | AIP (2) | | 650,000 | 1,300,000 | | | | | | | |
| | SSAR (3) | | | | | | | | 24,123 | 91.20 | 423,359 |
| | Performance Shares (4) | | | | | 3,618 | 10,854 | | | | 329,962 |
| | RSU (5) | | | | | | | 2,412 | | | 219,974 |
| Ivonne M. Cabrera | AIP (2) | | 378,000 | 756,000 | | | | | | | |
| | SSAR (3) | | | | | | | | 21,053 | 91.20 | 369,480 |
| | Performance Shares (4) | | | | | 1,754 | 5,262 | | | | 159,965 |
| | RSU (5) | | | | | | | 1,754 | | | 159,965 |
| Jay L. Kloosterboer | AIP (2) | | 378,000 | 756,000 | | | | | | | |
| | SSAR (3) | | | | | | | | 21,053 | 91.20 | 369,480 |
| | Performance Shares (4) | | | | | 1,754 | 5,262 | | | | 159,965 |
| | RSU (5) | | | | | | | 1,754 | | | 159,965 |

(1) Represents the minimum amount payable for a certain level of performance. Under each of our plans, there is no guaranteed minimum payment.

(2) The amounts shown in this row reflect the potential payouts in February 2020 for 2019 under the AIP. The bonus amount actually paid in February 2020 is disclosed in the Summary Compensation Table in the column "Bonus" for 2019 for the executive officer.

(3) Represents an award of SSARs under the LTIP that will not be exercisable until February 15, 2022. The grant date fair value was calculated in accordance with FASB ASC 718, using a Black-Scholes value of $17.55 per SSAR.

(4) Represents an award of performance shares under the LTIP. The performance shares vest and become payable after the three-year performance period ending December 31, 2021 subject to the achievement of the applicable performance goal. The performance share awards are considered performance and service awards per FASB ASC 718 and the grant date fair value for the awards was calculated in accordance with FASB ASC 718, using a value of $91.20 per share.

(5) Represents an award of RSUs under the LTIP made on February 15, 2019. The grant vests in three equal annual installments beginning on March 15, 2020. The grant date fair value for the awards were calculated in accordance with FASB ASC 718, using a value of $91.20 per share.

# Outstanding Equity Awards at Fiscal Year-End 2019

Awards listed below with grant dates beginning in 2013 were made under the LTIP. Awards listed below with grant dates between 2006 through 2012 were made under the 2005 Plan. All equity awards outstanding as of May 9, 2018 were adjusted as a result of the spin-off of Apergy to preserve the value of the awards in accordance with the Employee Matters Agreement, dated May 9, 2018, between Dover and Apergy.

| | Option Awards | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have not Vested ($) |
| Richard J. Tobin | | 184,211(1) | 91.20 | 2/15/2029 | | | | |
| | | 210,658(2) | 79.75 | 5/23/2028 | | | | |
| | | | | | 15,351(10) | 1,769,356(15) | 15,351(16) | 1,769,356(19) |
| | | | | | 98,763(11) | 11,383,423(15) | 75,971(17) | 8,756,417(19) |
| | | | | | 11,818(12) | 1,362,143(15) | 17,726(17) | 2,043,099(19) |
| Brad M. Cerepak | | 52,632(1) | 91.20 | 2/15/2029 | | | | |
| | | 58,478(3) | 82.09 | 2/9/2028 | | | | |
| | | 71,806(4) | 66.85 | 2/10/2027 | | | | |
| | 91,981(5) | | 48.28 | 2/11/2026 | | | | |
| | 71,860(6) | | 61.79 | 2/12/2025 | | | | |
| | 60,371(7) | | 69.57 | 3/10/2024 | | | | |
| | 93,732(8) | | 53.40 | 2/14/2023 | | | | |
| | | | | | 4,386(10) | 505,530(15) | 4,386(16) | 505,530(19) |
| | | | | | 3,249(13) | 374,480(15) | 4,873(18) | 561,662(19) |
| | | | | | 1,995(14) | 229,944(15) | | |
| William W. Spurgeon, Jr.(21) | | 24,123(1) | 91.20 | 12/31/2022 | | | | |
| | | 26,802(3) | 82.09 | 12/31/2022 | | | | |
| | | 32,911(4) | 66.85 | 12/31/2022 | | | | |
| | | | | | 2,412(10) | 278,007(15) | 0(21) | 0(19) |
| | | | | | 1,787(13) | 205,970(15) | 0(21) | 0(19) |
| | | | | | 1,097(14) | 126,440(15) | | |
| Ivonne M. Cabrera | | 21,053(1) | 91.20 | 2/15/2029 | | | | |
| | | 23,391(3) | 82.09 | 2/9/2028 | | | | |
| | | 28,722(4) | 66.85 | 2/10/2027 | | | | |
| | 39,775(5) | | 48.28 | 2/11/2026 | | | | |
| | 31,074(6) | | 61.79 | 2/12/2025 | | | | |
| | 25,873(7) | | 69.57 | 3/10/2024 | | | | |
| | 28,841(8) | | 53.40 | 2/14/2023 | | | | |
| | 9,880(9) | | 48.59 | 2/9/2022 | | | | |
| | | | | | 1,754(10) | 202,166(15) | 1,754(16) | 202,166(19) |
| | | | | | 1,300(13) | 149,838(15) | 1,949(18) | 224,642(19) |
| | | | | | 798(14) | 91,977(15) | | |

**EXECUTIVE COMPENSATION TABLES**

| | Option Awards | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have not Vested ($) |
| Jay L. Kloosterboer | | 0 (20) | 91.20 | 12/31/2021 | | | | |
| | | 23,391(3) | 82.09 | 12/31/2021 | | | | |
| | | 28,722(4) | 66.85 | 12/31/2021 | | | | |
| | | | | | 1,169(20) | 134,739(15) | 0(20) | 202,166(19) |
| | | | | | 1,300(13) | 149,838(15) | 0(20) | 224,642(19) |
| | | | | | 798(14) | 91,977(15) | | |

(1) SSARs granted on February 15, 2019 that are not exercisable until February 15, 2022.
(2) SSARs granted on May 23, 2018 that are not exercisable until May 23, 2021.
(3) SSARs granted on February 9, 2018 that are not exercisable until February 9, 2021.
(4) SSARs granted on February 10, 2017 that became exercisable on February 10, 2020.
(5) SSARs granted on February 11, 2016 that became exercisable on February 11, 2019.
(6) SSARs granted on February 12, 2015 that became exercisable on February 12, 2018.
(7) SSARs granted on March 10, 2014 that became exercisable on March 10, 2017.
(8) SSARs granted on February 14, 2013 that became exercisable on February 14, 2016.
(9) SSARs granted on February 9, 2012 that became exercisable on February 9, 2015.
(10) Unvested portion of RSUs granted on February 15, 2019. The units vest in three equal annual installments beginning on March 15, 2020.
(11) Unvested portion of RSUs granted on May 23, 2018. The units vest in five equal annual installments beginning on December 15, 2018.
(12) Unvested portion of RSUs granted on May 23, 2018. The units vest in three equal annual installments beginning on March 15, 2019.
(13)Unvested portion of RSUs granted on February 9, 2018. The units vest in three equal annual installments beginning on March 15, 2019.
(14) Unvested portion of RSUs granted on February 10, 2017. The units vest in three equal annual installments beginning on March 15, 2018.
(15) The amount reflects the number of units granted multiplied by $115.26, the closing price of our common stock on December 31, 2019.
(16) Performance shares granted on February 15, 2019 become payable after December 31, 2021 subject to the achievement of the applicable performance goal. The amount reflected in the table represents the number of shares payable based on achievement of the target level of performance (100%).
(17) Performance shares granted on May 23, 2018 become payable after December 31, 2020 subject to the achievement of the applicable performance goal. The amount reflected in the table represents the number of shares payable based on achievement of the target level of performance (100%).
(18) Performance shares granted on February 9, 2018 become payable after December 31, 2020 subject to the achievement of the applicable performance goal. The amount reflected in the table represents the number of shares payable based on achievement of the target level of performance (100%).
(19) The amount reflects the number of performance shares payable based on achievement of the target level of performance multiplied by $115.26, the closing price of our common stock on December 31, 2019.
(20) Mr. Kloosterboer retired on December 31, 2019. Under the retirement provisions of the LTIP, Mr. Kloosterboer will not vest in his 2019 grant of 21,053 SSARs, so the number of SSARs is presented as zero in the table. Similarly, he will not vest in the third tranche of his 2019 grant of 585 RSUs. The 1,169 RSUs in the table above represents 584 RSUs vesting in 2020 and 585 RSUs vesting in 2021. Lastly, he will not vest in 1,949 performance shares granted in 2018 and 1,754 performance shares granted in 2019.
(21) Mr. Spurgeon retired on December 31, 2019. Under the retirement provisions of the LTIP, Mr. Spurgeon will vest in his 2019 grant of 24,123 SSARs, and all tranches of his 2019 grant of 2,412 RSUs. Also, he will not vest in 4,020 performance shares granted in 2018 and 3,618 performance shares granted in 2019.

## Option Exercises and Stock Vested in 2019

| | Option Awards | | Stock Awards | |
| Name | Number of Shares Acquired on Exercise (#)(1) | Value Realized on Exercise ($)(2) | Number of Shares Acquired on Vesting (#)(3) | Value Realized on Vesting ($)(4) |
|---|---|---|---|---|
| Richard J. Tobin | | | 38,828 | 4,295,645 |
| Brad M. Cerepak | 101,067 | 4,068,358 | 18,765 | 2,011,585 |
| William W. Spurgeon, Jr. | 143,637 | 5,156,932 | 19,312 | 2,139,913 |
| Ivonne M. Cabrera | 34,050 | 1,941,392 | 7,588 | 812,056 |
| Jay L. Kloosterboer | 131,407 | 4,753,698 | 7,588 | 812,056 |

(1) Represents exercise of SSARs; number of shares reported as acquired is the total number of shares underlying the SSAR, rather than the net number of shares received by the NEO.

(2) The "value realized on exercise" provided in the table represents the difference between the average of the high and low trading price on the exercise date and the exercise or base price, multiplied by the number of shares acquired upon exercise of the award.

(3) This column represents the vesting of a portion of the 2016, 2017, and 2018 grants of RSUs for Messrs. Tobin, Cerepak, Spurgeon and Kloosterboer, and Ms. Cabrera. For Mr. Cerepak, Mr. Spurgeon, Ms. Cabrera, and Mr. Kloosterboer the column also represents a Performance Share payout, in addition to RSUs, for the performance period ended December 31, 2019. For Mr. Tobin, this column represents the vesting of a portion of the May 23, 2018 one-time make-whole grant of RSUs. The number of shares reported as acquired is the full number of RSUs, shares of restricted stock vested or performance shares paid out, not the net number of shares received by the NEO after withholding shares for satisfaction of taxes.

(4) This value represents the average of the high and low trading price on the date of vesting multiplied by the number of RSUs, and for Mr. Cerepak, Mr. Spurgeon, Ms. Cabrera, and Mr. Kloosterboer a performance share payout, in addition to RSUs, for the period ended December 31, 2019 multiplied by $115.26, the closing price of our stock on December 31, 2019.

## Pension Benefits through 2019

| Name | Plan Name | Number of Years Credited Service (#) | Normal Retirement Age (#) | Present Value of Accumulated Benefit ($)(1) | Payments During Last Fiscal Year ($) |
|---|---|---|---|---|---|
| Richard J. Tobin (2) | Pension Plan | N/A | N/A | N/A | N/A |
| | PRP | N/A | N/A | N/A | N/A |
| Brad M. Cerepak | Pension Plan | 11.0 | 65 | 490,921 | N/A |
| | PRP | 10.6 | 65 | 1,930,897 | N/A |
| William W. Spurgeon, Jr. (4) | Pension Plan | 27.0 | 65 | 1,112,219 | N/A |
| | PRP | 26.9 | 65 | 8,553,925 | N/A |
| Ivonne M. Cabrera (3) | Pension Plan | 16.6 | 65 | 552,690 | N/A |
| | PRP | 15.9 | 65 | 1,155,116 | N/A |
| Jay L. Kloosterboer (4) | Pension Plan | 11.0 | 65 | 417,303 | N/A |
| | PRP | 11.0 | 65 | 846,365 | N/A |

(1) This amount was earned by the NEO over his or her years of service. For Mr. Cerepak and Ms. Cabrera, the present value of benefits was calculated assuming that the executive will receive a single lump sum payment upon retirement at age 65. For Mr. Kloosterboer and Mr. Spurgeon, the present value of benefits is based on the discounted value of their actual retirement benefits.

(2) *Mr. Tobin is not eligible to participate in the Dover pension plan or the PRP, since the pension plan and the PRP were closed to new employees on December 31, 2013.*

(3) *Ms. Cabrera is eligible to retire with the portion of her PRP benefit accrued through December 31, 2009 payable unreduced at age 62 with 10 years of service, and the portion of her PRP benefit accrued from January 1, 2010 through December 31, 2019 payable unreduced at age 65. The present value of her PRP benefits assuming age 62 retirement age is $1,348,631.*

(4) *Mr. Spurgeon and Mr. Kloosterboer retired on December 31, 2019.*

The amounts shown in the Pension Benefits table above are actuarial present values of the benefits accumulated through December 31, 2019. An actuarial present value is calculated by estimating expected future payments starting at an assumed retirement age, weighting the estimated payments by the estimated probability of surviving to each post-retirement age, and discounting the weighted payments at an assumed discount rate to reflect the time value of money. The actuarial present value represents an estimate of the amount which, if invested today at the assumed discount rate, would be sufficient on an average basis to provide estimated future payments totaling the current accumulated benefit. For purposes of the table, the assumed retirement age for each NEO is 65, the normal retirement age under each plan. Actual benefit present values will vary from these estimates depending on many factors, including an executive's actual retirement age.

## Pension Plan

We have a pension plan for which eligible Dover employees, and the salaried employees of our participating subsidiaries, were eligible to become participants after they completed one year of service. Benefits under the pension plan for Dover employees, including those for the applicable NEOs, are determined by multiplying a participant's years of credited service (up to a maximum of 35 years) by a percentage of their final average compensation, subject to statutory limits applicable to tax-qualified pension plans. Benefits for a number of the participating subsidiaries are determined under different benefit formulae.

Pension plan participants generally vest in their benefits after five years of employment or, if earlier, upon reaching age 65, which is the normal retirement age under the plan. All NEOs who participate in the pension plan are vested in their pension plan benefits and are eligible to begin receiving reduced benefits if their employment terminates before normal retirement age.

Effective December 31, 2013, the pension plan is closed to new employees. All pension eligible employees as of December 31, 2013 will continue to earn pension benefits through December 31, 2023 as long as they remain employed by an operating company participating in the plan. It is Dover's present intention to eliminate any future benefit accruals after December 31, 2023.

## Pension Replacement Plan

We also maintain the PRP, which is a non-qualified plan for tax purposes, to provide benefits to certain employees whose compensation and pension plan benefits are greater than the compensation and benefit limits applicable to tax-qualified pension plans. Prior to January 1, 2010, our plan which provided non-qualified retirement benefits was the Supplemental Executive Retirement Plan ("SERP"). Effective January 1, 2010, the SERP was amended to provide reduced benefits that are more consistent with the benefits provided under the pension plan and its name was changed to the PRP.

Employees are eligible to participate in the PRP if they hold certain positions within Dover, or its subsidiaries, are U.S. taxpayers and earn more than a set percentage above the Internal Revenue Code's compensation limits for tax-qualified pension plans. Dover's CEO may designate other employees as eligible and may revoke the eligibility of participants.

The formula for determining benefits accrued under the PRP after December 31, 2009, before offsets, is determined using the same benefit formula as under the pension plan, except that the Internal Revenue Code's limits on compensation and benefits applicable to tax-qualified pension plans will not apply. Benefits under the former SERP, before offsets, were determined by multiplying the participant's years of actual service with Dover companies, plus, in limited cases, prior service credit by a percentage of the participant's final average compensation as defined under the plan.

Benefits payable under the PRP or SERP are reduced by the amount of Company-provided benefits under any other retirement plans, including the pension plan, as well as the Company-paid portion of social security benefits. PRP participants must complete five years of service to vest in their benefits. All NEOs who participate in the PRP are fully vested in their benefits and will commence receiving benefits upon termination of employment. PRP benefits may be forfeited for "cause" (defined as conviction of a felony which places a Dover company at legal or other risk or is expected to cause substantial harm to the business of a Dover company or its relationships with employees, distributors, customers or suppliers).

Normal retirement age for purposes of the PRP is age 65. Certain employees who were participants on or before March 1, 2010 will be entitled to receive the portion of their benefits that accrued through December 31, 2009 without any reduction due to early retirement if they retire after they reach age 62 and complete 10 years of service. Generally, benefits accrued after December 31, 2009 will be subject to early retirement reduction factors consistent with the reduction factors in the pension plan.

Effective December 31, 2013, the PRP is closed to new employees. All eligible employees as of December 31, 2013 will continue to earn to their PRP benefits through December 31, 2023 as long as they remain employed by Dover and its affiliates. It is Dover's intention to eliminate any future benefit accruals after December 31, 2023, consistent with the freezing of benefit accruals under the pension plan.

## Nonqualified Deferred Compensation in 2019

| Name | Plan Name | Executive contributions in last FY ($)(1) | Registrant contributions in last FY ($) | Aggregate earnings in last FY ($) | Aggregate withdrawals/ distributions ($) | Aggregate balance at last FYE ($) |
|---|---|---|---|---|---|---|
| Richard J. Tobin | Deferred Compensation Plan | 599,856 | N/A | 32,230 | N/A | 793,189 |
| Brad M. Cerepak | Deferred Compensation Plan | N/A | N/A | N/A | N/A | N/A |
| William W. Spurgeon, Jr. | Deferred Compensation Plan | 250,340 | N/A | 581,322 | N/A | 3,390,434 |
| Ivonne M. Cabrera | Deferred Compensation Plan | N/A | N/A | 31,491 | N/A | 142,053 |
| Jay L. Kloosterboer | Deferred Compensation Plan | N/A | N/A | 4,545 | N/A | 64,674 |

(1) If any amounts were shown as executive contributions in 2019, they would be included in the Summary Compensation Table in the salary, bonus or non-equity incentive plan compensation columns, as appropriate, for the respective officers.

Our deferred compensation plan is a nonqualified plan that permits select key management and highly compensated employees on a U.S. payroll with an annual salary equal to or greater than $175,000 to irrevocably elect to defer a portion of their salary and bonus. The deferred compensation plan provides participants who are not eligible to participate in the Pension Replacement Plan with the same level of matching and other employer contributions that they would have received if certain compensation limits under our Retirement Savings plan did not apply. All of our NEOs other than Mr. Tobin participate in the Pension Replacement Plan and are therefore not eligible to receive matching and other employer contributions under the deferred compensation plan. As amended, the plan operates similar to an "excess" deferred compensation plan in that it provides for employer contributions on salary and bonuses in excess of the compensation limit permitted under the tax-qualified retirement savings plan.

Under the amended deferred compensation plan, an eligible participant's account will be credited with matching employer contributions on salary and bonus deferred under the plan each year on or after January 1, 2014, at the same rate as under our retirement savings plan plus additional employer contributions at the same rate that the participant's business unit makes "automatic" contributions under our retirement savings plan each year.

Amounts deferred under the plan are credited with hypothetical investment earnings based on the participant's investment elections made from among investment options designated under the plan. Participants are 100% vested in all amounts they defer, as adjusted for any earnings and losses on such deferred amounts. Effective as of January 1, 2010, a hypothetical investment option that tracks the value of Dover common stock, including any dividend payments, was added to the plan. This Dover stock unit fund does not actually hold any Dover stock, and participants who elect to participate in this option do not own any Dover common stock, or have any voting or other rights associated with the ownership of our common stock. Participants' accounts are credited with the net returns of shares of our common stock equal to the number of stock units held by the participant. All distributions from the stock unit fund will be paid in cash. Balances allocated into the stock unit fund must remain in the stock unit fund for the remainder of the participant's participation in the plan.

Generally, deferred amounts will be distributed from the plan only on account of retirement at age 65 (or age 55 with 10 years of service), disability or other termination of service, or at a scheduled in-service withdrawal date chosen by the participant.

# Potential Payments upon Termination or Change-in-Control

The discussion and table below describe the incremental payments or values to which each of the NEOs would be entitled in the event of termination of such executive's employment or a change-in-control. The only compensation plans under which an executive may be entitled to incremental payments are the severance plan, the CIC severance plan and the LTIP. No incremental values would be payable under the PRP, pension plan or deferred compensation plan as a result of a termination event or change-in-control.

*Voluntary termination.* If an NEO voluntarily terminates his or her employment, he or she will not be entitled to any incremental payments and unvested equity awards will be forfeited, unless the executive is eligible for normal or early retirement under the LTIP as discussed below.

*Involuntary termination without cause.* If Dover terminates the employment of an NEO without cause (excluding termination due to death or disability), the NEO will be entitled to a cash severance payment under the severance plan consisting of:

- Base salary continuation for 12 months following the date of termination;
- A pro rata portion (based on the completed calendar months worked in the year of termination) of the NEO's target annual incentive bonus payable for the year of termination, subject to potential reduction in the discretion of the compensation committee based upon attainment of the applicable performance criteria; and
- A monthly amount equal to the then cost of COBRA health continuation coverage, based on the level of health care coverage in effect on the termination date, for the lessor of 12 months or the period that the NEO receives COBRA benefits.

Unvested equity awards will be forfeited.

*Retirement.* Under the LTIP, an NEO eligible for normal or early retirement will be entitled to continued vesting of SSARs and restricted stock unit awards for awards for 24 months in the case of early retirement under the Rule of 65, 36 months in the case of early retirement under the Rule of 70 and 60 months in the case of normal retirement at or after age 65. In the case of normal retirement, the outstanding performance share awards for the performance period ending the soonest will continue to vest, subject to the satisfaction of the applicable performance targets. In the case of early retirement under the Rule of 65 or 70, outstanding performance share awards are payable, subject to the satisfaction of the applicable performance targets, only at the compensation committee's discretion.

Early retirement under the LTIP is defined as termination for any reason other than normal retirement, death, disability or cause, under one of the following circumstances applicable to the NEOs:

- The executive has at least 10 years of service with a Dover company, the sum of his or her age and years of service on the date of termination equals at least 65, and for awards granted on or after August 6, 2014, is at least 55 years old (the "Rule of 65"), and the executive complies with certain notice requirements; or
- The executive has at least 15 years of service with a Dover company, the sum of his or her age and years of service on the date of termination equals at least 70, and for awards granted on or after August 6, 2014, is at least 60 years old (the "Rule of 70"), and the executive complies with certain notice requirements.

Any person who takes early or normal retirement under the LTIP is deemed to have expressly agreed that he or she will not compete with us or any of our companies at which he or she was employed within the three years immediately prior to his or her termination, in the geographic areas in which we or that company actively carried on business at the end of the participant's employment, for the period during which such retirement affords him or her enhanced benefits (24 months in the case of the Rule of 65, 36 months in the case of the Rule of 70 or 60 months in the case of normal retirement). If the participant fails to comply with the non-compete provision, he or she forfeits any enhanced benefits under the LTIP and must return to Dover the economic value previously realized by reason of such benefits.

*Change-in-Control (without termination of employment).* All the change-in-control provisions in Dover's compensation plans are double-trigger. Accordingly, an NEO's compensation generally will not be affected by change-in-control without termination of his or her employment. An executive will be entitled to incremental payments or values upon a change of control without termination of employment only if an executive's outstanding awards under the LTIP are impaired. In that circumstance, all unvested SSARs and restricted stock units will immediately vest on the date of the change in control and outstanding performance share awards will immediately vest and become payable on the date of the change in control on a pro-rata basis for a shortened performance period.

Each person granted an award under the LTIP is deemed to agree that, upon a tender or exchange offer, proxy solicitation or other action seeking to effect a change-in-control of Dover, he or she will not voluntarily terminate employment with us or any of our companies and, unless terminated by us, will continue to render services to us until the person seeking to effect a change-in-control of our Company has abandoned, terminated or succeeded in such person's efforts to effect the change-in-control.

Under the PRP, upon a change-in-control, each participant will become entitled to receive the actuarial value of the participant's benefit accrued through the date of the change-in-control. No additional incremental amounts are payable under the PRP upon a change in control.

*Termination following a change-in-control.* Upon the double-trigger events of a termination of employment following a change-in-control, an NEO may be eligible for certain cash severance payments and accelerated vesting of equity awards as described below.

An NEO will be entitled to receive severance payments if, within 18 months after the change-in-control, either his or her employment is terminated by Dover without "cause" or the executive terminates employment for "good reason," under and as such terms are defined in the CIC severance plan. The severance payments will consist of the following:

- A lump sum payment equal to 2.0 multiplied by the sum of (i) the executive's annual salary on the termination date or the change-in-control date, whichever is higher, and (ii) his or her target annual incentive bonus for the year in which the termination or the date of the change-in-control occurs, whichever is higher; and

- A lump sum payment equal to the then cost of COBRA health continuation coverage, based on the level of health care coverage in effect on the termination date, if any, for one year.

No executive may receive severance benefits under more than one plan or arrangement. If Dover determines that (i) any payment or distribution to an executive in connection with change-in-control, whether under the CIC severance plan or otherwise, would be subject to excise tax as an excess parachute payment under the Internal Revenue Code and (ii) the executive would receive a greater net-after-tax amount by reducing the amount of the severance payment, Dover will reduce the severance payments made under the CIC severance plan to the maximum amount that might be paid (but not less than zero) without the executive becoming subject to the excise tax. The CIC severance plan does not provide any gross-up for excise taxes.

In addition, if, within 18 months following a change of control of Dover (as defined in the LTIP) the executive is either involuntarily terminated other than for cause, death or disability or an event or condition that constitutes "good reason" occurs, and the executive subsequently resigns for good reason within applicable time limits and other requirements under the LTIP:

- All unvested SSARs and RSUs immediately vest upon the date of termination and become exercisable in accordance with the terms of the applicable award agreement; and

- All performance share awards will be deemed to have been earned "at target" as if the performance target had been achieved and such awards will immediately vest and become immediately due and payable on the date of termination

## EXECUTIVE COMPENSATION TABLES

*Potential Payments upon Termination or Change-in-Control Table.* The table below shows the incremental amounts payable to each NEO if his or her employment had terminated in certain circumstances on December 31, 2019. The amounts shown assume that termination was effective as of December 31, 2019. The actual amounts to be paid out can only be determined at the time of each executive's separation from Dover. As of December 31, 2019, no NEO was eligible for normal retirement under the LTIP; accordingly such event is not included in the table. As of December 31, 2019, Mr. Spurgeon retired under the Rule of 70 for the LTIP and Mr. Kloosterboer retired under the Rule of 65 under the LTIP. Annual bonuses under the AIP are discretionary and are therefore omitted from the table, except as covered by the severance plan or the CIC severance plan. Mr. Tobin is obligated to repay a pro-rata portion of his $1,000,000 cash make-whole amount if he terminates his employment without good reason or if Dover terminates his employment for cause prior to May 1, 2020.

| | Voluntary Termination ($)(1) | Involuntary Not for Cause Termination ($)(2) | For Cause Termination ($)(3) | Early Retirement under Rule of 65 or 70 ($) | Involuntary or Good Reason Termination following a Change-in-Control ($)(4) |
|---|---|---|---|---|---|
| **Richard J. Tobin** | | | | | |
| Cash severance | 0 | 4,050,000(5) | 0 | N/A | 5,400,000(6) |
| Performance share award | 0 | 8,756,417(7) | 0 | N/A | 12,568,872(8) |
| Stock options/SSARs | 0 | 0 | 0 | N/A | 11,912,582(9) |
| Restricted Stock Units | 0 | 11,383,423(10) | 0 | N/A | 14,514,922(11) |
| Health and welfare benefits | 0 | 39,495(12) | 0 | N/A | 39,495(12) |
| Outplacement | 0 | 10,000 | 0 | N/A | 10,000 |
| *Total:* | 0 | 24,239,335 | | N/A | 44,445,871 |
| **Brad M. Cerepak** | | | | | |
| Cash severance | N/A | 1,328,000(5) | 0 | 0 | 2,820,000(6) |
| Performance share award | N/A | 561,662(7) | 0 | 561,662(7) | 1,067,192(8) |
| Stock options/SSARs | N/A | 5,415,844(13) | 0 | 5,415,844(13) | 6,682,170(9) |
| Restricted Stock Units | N/A | 941,444(10) | 0 | 941,444(10) | 1,109,954(11) |
| Health and welfare benefits | N/A | 26,330(12) | 0 | 0 | 26,330(12) |
| Outplacement | N/A | 10,000 | 0 | 0 | 10,000 |
| Total: | N/A | 8,283,280 | 0 | 6,918,950 | 11,715,646 |
| **William W. Spurgeon, Jr.** | | | | | |
| Cash severance | N/A | 1,251,700(5) | 0 | 0 | 2,600,000(6) |
| Performance share award | N/A | 463,345(7) | 0 | 463,345(7) | 880,356(8) |
| Stock options/SSARs | N/A | 3,062,643(13) | 0 | 3,062,643(13) | 3,062,643(9) |
| Restricted Stock Units | N/A | 610,417(10) | 0 | 610,417(10) | 610,417(11) |
| Health and welfare benefits | N/A | 20,514(12) | 0 | 0 | 20,514(12) |
| Outplacement | N/A | 10,000 | 0 | 0 | 10,000 |
| *Total:* | N/A | 5,418,619 | 0 | 4,136,405 | 7,183,930 |

| | Voluntary Termination ($)(1) | Involuntary Not for Cause Termination ($)(2) | For Cause Termination ($)(3) | Early Retirement under Rule of 65 or 70 ($) | Involuntary or Good Reason Termination following a Change-in-Control ($)(4) |
|---|---|---|---|---|---|
| **Ivonne M. Cabrera** | | | | | |
| Cash severance | 0 | 874,000(5) | 0 | N/A | 1,836,000(6) |
| Performance share award | 0 | 0 | 0 | N/A | 426,808(8) |
| Stock options/SSARs | 0 | 0 | 0 | N/A | 2,672,847(9) |
| Restricted Stock Units | 0 | 0 | 0 | N/A | 443,982(11) |
| Health and welfare benefits | 0 | 26,330(12) | 0 | N/A | 26,330(12) |
| Outplacement | 0 | 10,000 | 0 | N/A | 10,000 |
| *Total:* | | 910,330 | 0 | N/A | 5,415,967 |
| **Jay L. Kloosterboer** | | | | | |
| Cash severance | N/A | 874,000(5) | 0 | 0 | 1,836,000(6) |
| Performance share award | N/A | 224,642(7) | 0 | 224,642(7) | 426,808(8) |
| Stock options/SSARs | N/A | 2,166,311(13) | 0 | 2,166,311(13) | 2,672,847(9) |
| Restricted Stock Units | N/A | 376,554(10) | 0 | 376,554(10) | 443,982(11) |
| Health and welfare benefits | N/A | 15,333(12) | 0 | 0 | 15,333(12) |
| Outplacement | N/A | 10,000 | 0 | 0 | 10,000 |
| *Total:* | N/A | 3,666,840 | 0 | 2,767,507 | 5,404,970 |

(1) Messrs. Cerepak, Spurgeon and Kloosterboer are eligible for early retirement under the LTIP. Accordingly, we have assumed that each of them would take early retirement, rather than voluntary termination. Mr. Spurgeon and Mr. Kloosterboer retired on December 31, 2019.

(2) Dover anticipates allowing anyone eligible for early retirement under the Rule of 65 or the Rule of 70 under the LTIP to take early retirement in the event of involuntary termination. Accordingly, for Mr. Cerepak, this column reflects the applicable early retirement treatment of his performance shares, RSUs, and SSARs. Although Mr. Spurgeon and Mr. Kloosterboer retired on December 31, 2019, this column reflects amounts that would have been paid to them if involuntarily terminated (including reflecting applicable early retirement treatment of their performance shares, RSUs and SSARs).

(3) A NEO whose employment is terminated by us for cause will forfeit all outstanding cash and equity awards, whether or not vested or exercisable. The executive will also forfeit benefits under the PRP in accordance with the PRP terms.

(4) For purposes of this column, we have assumed that Messrs. Spurgeon and Kloosterboer had not given notice of their intention to retire as of December 31, 2019.

(5) Represents 12 month salary continuation plus an amount equal to the pro rata portion of the annual bonus paid for the prior year, subject to the Compensation Committee's discretion to reduce the payment amount, or in the case of Mr. Tobin the amount is equal to 1.5 times the sum of his annual salary plus target bonus.

(6) Represents a payment equal to 2 times the sum of (i) the executive's annual salary on the termination date or the change-in-control date, whichever is higher, and (ii) his or her target annual incentive bonus for the year in which the termination or the date of the change-in-control occurs, whichever is higher.

(7) Per his employment agreement, Mr. Tobin's sign-on performance shares for 2018-2020 will fully vest subject to performance. Since Messrs. Cerepak and Kloosterboer are eligible for early retirement under the Rule of 65 and Mr. Spurgeon is eligible for early retirement under the Rule of 70, the amounts reflect the performance share awards for the three-year performance period 2018-2020 at target. This calculation assumes that the Compensation Committee approves payout for the performance periods for the NEOs.

(8) Represents payout at target of performance share awards granted under the LTIP for the 2018-2020 and 2019-2021 performance periods.

(9)  Represents acceleration of vesting of unvested SSAR awards granted under the LTIP, calculated as the difference between the closing price of $115.26 per share of our common stock on December 31, 2019, and the exercise price of each unvested SSAR award multiplied by the number of shares covered by such award.

(10) For Messrs. Cerepak and Kloosteboer the amount reflects the value of unvested RSUs as of December 31, 2019 that will vest within the following 24 months. For Mr. Spurgeon the amount reflects the value of unvested RSUs as of December 31, 2019 that will vest within the following 36 months. Mr. Tobin is eligible per his employment agreement to fully vest all sign-on RSUs, and the amount shown represents the three remaining tranches that vest after 2019.

(11) Represents acceleration of vesting of unvested RSUs granted under the LTIP.

(12) Represents COBRA health continuation coverage costs under the severance plan or CIC severance plan as applicable. Under the CIC severance plan, an executive is entitled to a lump sum payment equal to the then cost of COBRA health continuation coverage for 12 months. Mr. Tobin would receive 18 months per his employment agreement.

(13) Reflects for Messrs. Cerepak and Kloosterboer, the value of unvested SSARs that would vest within 24 months and for Mr. Spurgeon, the value of unvested SSARs that would vest within 36 months.

# Proposal 3 — Advisory Resolution to Approve Named Executive Officer Compensation

Each year, we offer our shareholders an opportunity to vote to approve, on an advisory and nonbinding basis, the compensation of our NEOs as disclosed in this Proxy Statement in accordance with Section 14A of the Exchange Act.

We are asking our shareholders to indicate their support for our NEO compensation as described in this Proxy Statement. This proposal, commonly known as a "Say on Pay" proposal, gives our shareholders the opportunity to express their views on our NEOs' compensation. We believe that Dover's compensation programs are well designed and reinforce our strategic focus on continued revenue and profit growth.

Our Board has a strong history of engaging with shareholders and soliciting feedback on a range of topics, including our executive compensation program. Historically, our program has received strong shareholder support as expressed during our one-on-one engagement discussions with shareholders and through our Say on Pay vote levels. In 2019, approximately 67% of the Say on Pay votes cast were in support of the Company (down from more than 96% in each of the four preceding years).

Following the 2019 annual meeting of shareholders, we extended invitations to shareholders holding approximately 65% of our outstanding shares to specifically discuss compensation and governance matters in an effort to better understand what led to the decline in the 2019 Say on Pay vote. We held meetings with shareholders holding approximately 41% of our outstanding shares. After conducting several rounds of engagement, reviewing market practices, and reflecting on the elements of our program and how they align with our business objectives and long-term shareholder value creation, our Compensation Committee implemented meaningful changes to our program for 2020. These changes are outlined in the Compensation Discussion and Analysis section of this proxy statement.

This vote is not intended to address any specific item of compensation but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this Proxy Statement. Accordingly, we ask our shareholders to vote "FOR" the following resolution at the Annual Meeting:

> "RESOLVED, that Dover's shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in Dover's Proxy Statement for the 2020 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation Table and the other related tables and disclosures."

The Say on Pay vote is advisory and therefore not binding on Dover, our Compensation Committee or our Board. Our Board and our Compensation Committee value the opinions of our shareholders and, to the extent there is any significant vote against the NEO compensation as disclosed in this Proxy Statement, we will consider our shareholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

**THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF OUR NEOs, AS DISCLOSED IN THIS PROXY STATEMENT.**

# Shareholder Proposal

# Proposal 4 — Shareholder Proposal Regarding the Right to Act by Written Consent

John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, beneficial owner of no fewer than 50 shares of Dover's common stock, has given notice that he intends to present a proposal for consideration at the Meeting. In accordance with SEC rules, the proposed resolution and supporting statement are printed verbatim below. The Board accepts no responsibility for the content and accuracy of the proposal and the supporting statement.

**Proposal 4 — Right to Act by Written Consent**

Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to give shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any appropriate topic for written consent.

Hundreds of major companies enable shareholder action by written consent. This proposal topic won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent. This proposal topic might have received a still higher vote than 67% at Allstate and Sprint if more shareholders had access to independent corporate governance data and recommendations.

Taking action by written consent in place of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle like the election of a new director.

This is important to consider after the large number of 2019 negative votes in regard to Dover executive pay. 33% of shares voted against Dover executive pay in 2019 when normally only 5% of shares vote against. Adoption of written consent might incentivize Keith Wandell, the Chairman of the Executive Pay Committee, to more carefully consider shareholder views on executive pay. Why didn't Mr. Wandell see the 33% negative vote coming and do something about it?

This proposal topic also won outstanding 95%-support at our 2016 annual meeting. Plus a proxy advisor has set certain minimum requirements for a company adopting written consent in case management is tempted to adopt a "fig leaf" version of written consent.

Please vote yes:

**Right to Act by Written Consent — Proposal 4**

**Opposition Statement of the Board of Directors**

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" THE PROPOSAL FOR THE FOLLOWING REASONS:**

The Board is committed to strong corporate governance and responsiveness to Dover's shareholders and believes in maintaining policies and practices that serve the best interests of all shareholders. After careful consideration, the Board of Directors has determined that the proposal is not in the best interests of Dover and its shareholders. The Board of Directors believes that a written consent right is unnecessary given the ability of Dover shareholders holding 15% or more of the Company's outstanding shares to call special meetings of shareholders.

**The proposal would deprive the right of all shareholders to be consulted on important matters concerning their investment in Dover.**

Dover's governing documents require that actions subject to a shareholder vote be considered at a meeting of shareholders. This requirement ensures that all shareholders receive advance notice of the proposed action and have an opportunity to discuss it and consider all points of view. In contrast, the proposal would allow one group of shareholders to approve and adopt critical actions relating to the company without notice to other shareholders and without an opportunity for discussion at a shareholder meeting. Action by written consent can occur with little or no advance notice to the Company, other shareholders or the market. As a result, the Board may not have a meaningful opportunity to consider the merits of the proposed action, to consider alternative courses of action or to communicate its views to shareholders. As a result, this proposal, if adopted, could disenfranchise shareholders and may deprive them of their rights, while enabling other short-term or special interest investors to approve proposals that are not in the best interest of all shareholders. Because of these deficiencies, the Board believes that the written consent process is not appropriate for a widely held public company like Dover.

**SHAREHOLDER PROPOSAL**

**We have a robust shareholder engagement program and our shareholders have indicated that a 15% special meeting right is preferable to a written consent right.**

In 2019, we continued our focus on regularly engaging with our shareholders through a multi-stage engagement effort. Over the course of our multi-stage engagement, we reached out to holders of approximately 65% of our shares outstanding, and engaged with governance professionals and/or portfolio managers at investors holding approximately 41% of our shares outstanding. As described under "Shareholder Engagement and History of Board Responsiveness" on pages 28 to 29, our engagement addressed strategy, governance, compensation, diversity and sustainability matters. Although shareholders possess a variety of views, many of our shareholders expressed that the right to act by written consent was unnecessary in light of our shareholders' right to call special meetings. Moreover, to the extent some shareholders desired greater rights, the feedback was that adoption of a 15% ownership threshold for special meetings was preferable to a written consent right.

Our shareholder right to call special meetings allows shareholders to propose actions without waiting for Dover's next annual meeting. A special meeting right set at an appropriate threshold is preferable to action by written consent because a meeting allows all shareholders to participate in, and discuss the merits of, a proposed action, and allows the Board to make a thoughtful recommendation about the action. As a result, a strong shareholder special meeting right is better suited to a culture of transparency and good corporate governance.

The Board believes that having a special meeting right at a 15% ownership threshold strikes the right balance for Dover, as it is a low enough threshold to provide a meaningful right for shareholders to act between annual meetings yet high enough to prevent a single shareholder (or small group of shareholders) from acting without broad shareholder support.

**We have a strong corporate governance structure and a record of accountability.**

Our corporate governance structure reflects a significant and ongoing commitment to strong and effective corporate governance and accountability and responsiveness to shareholders. Dover's Board regularly assesses and refines our governance policies and procedures to take into account evolving best practices and to address feedback provided by our shareholders during our engagement with them. In addition to our 15% special meeting right, other corporate governance practices that reflect our accountability and responsiveness to shareholders include:

- ✓ *Annual Election of Directors* – All of the Company's directors are elected on an annual basis.

- ✓ *Majority Voting Standard in Director Elections* – Directors must receive a majority vote to be elected in an uncontested election, and a director who fails to receive a majority vote must tender his or her resignation under our director resignation policy.

- ✓ *Proxy Access* – Under our by-laws, a shareholder, or a group of up to 20 shareholders, owning at least three percent of our outstanding shares for at least three years may nominate and include in our proxy materials up to the greater of two director candidates or 20% of the Board.

- ✓ *Independent Board Chairman* – Our board has adopted a structure whereby our Chairman is an independent director.

- ✓ *Substantial Majority of Board Is Independent* – All of our directors, other than our CEO, are independent.

- ✓ *Elimination of Supermajority Voting Provisions* – All of the supermajority voting provisions in our charter have been eliminated.

- ✓ *Shareholder Engagement* – Shareholders can communicate directly with the Board and/or individual directors. In addition, the Company regularly engages with its shareholders regarding strategy, governance, compensation and sustainability matters. In 2019, over the course of a multi-stage engagement effort, we reached out to holders of approximately 65% of our shares outstanding.

- ✓ *No Shareholder Rights Plan* – We do not have a shareholders rights plan.

In light of Dover's existing right of shareholders to call special meetings with a 15% ownership threshold, as well as the Board's continuing commitment to effective corporate governance, the Board believes that adoption of the shareholder proposal is unnecessary and not in the best interests of Dover and its shareholders.

**THE BOARD RECOMMENDS A VOTE "AGAINST" THE SHAREHOLDER PROPOSAL
REGARDING THE RIGHT TO ACT BY WRITTEN CONSENT.**

# Share Ownership Information

## Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership, as of March 12, 2020 (except as otherwise stated), of our common stock by the following:

- Each director and each of our executive officers named in "Executive Compensation — Summary Compensation Table";
- All of the directors and executive officers as a group including the NEOs; and
- Each person known to us to own beneficially more than 5% of our outstanding common stock.

The beneficial ownership set forth in the table is determined in accordance with the rules of the SEC. The percentage of beneficial ownership for directors and executive officers is based on 144,083,998 shares of common stock outstanding on March 12, 2020. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power as to all shares beneficially owned.

| NAME OF BENEFICIAL OWNER | Number of Shares(1) | Percentage(1) |
|---|---|---|
| **DIRECTORS (EXCEPT MR. TOBIN):** | | |
| **H. JOHN GILBERTSON, JR.** | 1,816 | * |
| **KRISTIANE C. GRAHAM (2)** | 500,699 | * |
| **MICHAEL F. JOHNSTON (3)** | 16,991 | * |
| **ERIC A. SPIEGEL (4)** | 5,182 | * |
| **STEPHEN M. TODD (5)** | 20,048 | * |
| **STEPHEN K. WAGNER (6)** | 16,048 | * |
| **KEITH E. WANDELL** | 6,338 | * |
| **MARY A. WINSTON** | 15,751 | * |
| **NEOS:** | | |
| **RICHARD J. TOBIN (7)** | 55,651 | * |
| **BRAD M. CEREPAK (8)** | 472,408 | * |
| **WILLIAM W. SPURGEON, JR. (9)** | 49,364 | * |
| **IVONNE M. CABRERA (10)** | 181,170 | * |
| **JAY L. KLOOSTERBOER (11)** | 24,369 | * |
| **DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (19 PERSONS) (12)** | 1,405,016 | * |
| **5% BENEFICIAL OWNERS:** | | |
| **BLACKROCK, INC. (13)** | 11,985,220 | 8.3% |
| **BOSTON PARTNERS (14)** | 7,267,959 | 5% |
| **JPMORGAN CHASE & CO. (15)** | 9,590,123 | 6.6% |
| **STATE STREET CORPORATION (16)** | 7,901,337 | 5.44% |
| **THE VANGUARD GROUP (17)** | 17,569,176 | 12.09% |

\*  *Less than one percent.*

(1)  *In computing the number of shares beneficially owned by an executive officer and the percentage ownership of such executive officers, we have included (i) shares of common stock subject to stock-settled appreciation rights ("SSARs") held by that person that are currently exercisable or exercisable within 60 days of March 12, 2020 and (ii) shares of common stock subject to restricted stock units that are scheduled to vest within 60 days of March 12, 2020, subject to*

*the executive being an employee of Dover on the date of vesting. Such shares, however, are not deemed to be outstanding for purposes of computing the percentage ownership of any other person. Information about shares held through Dover's 401(k) plan is as of March 12, 2020; fractional shares held in 401(k) accounts have been rounded down. In computing the number of shares beneficially owned by any non-employee directors and the percentage of such non-employee directors, we have included shares of common stock subject to deferred stock units which will be payable in an equal number of shares of common stock at the time such director departs from the Board. Such shares, however, are not deemed to be outstanding for purposes of computing the percentage ownership of any other person.*

(2)  *Includes 146,053 shares held by foundations of which Ms. Graham is a director and in which she disclaims any beneficial ownership, 10,116 shares held in a trust of which she is a co-trustee sharing voting and investment powers and in which she disclaims investment powers and in which she disclaims any beneficial ownership, 2,460 shares held by her children to which Ms. Graham disclaims any beneficial ownership and 12,070 deferred stock units.*

(3)  *Includes 12,991 deferred stock units.*

(4)  *Includes 4,182 deferred stock units.*

(5)  *Includes 12,070 deferred stock units.*

(6)  *Includes 12,070 deferred stock units.*

(7)  *Includes 3,126 deferred stock units, 11,025 shares in respect of restricted stock units scheduled to vest on March 15, 2020 and 203 shares held in our 401(k) plan.*

(8)  *Includes 389,750 shares in respect of vested SSARs, 5,081 shares in respect of restricted stock units scheduled to vest on March 15, 2020 and 2,580 shares held in our 401(k) plan.*

(9)  *Includes 32,911 shares in respect of vested SSARs, 2,794 shares in respect of restricted stock units scheduled to vest on March 15, 2020 and 2,872 shares held in our 401(k) plan.*

(10) *Includes 164,165 shares in respect of vested SSARs, 2,032 shares in respect of restricted stock units scheduled to vest on March 15, 2020 and 1,767 shares held in our 401(k) plan.*

(11) *Includes 2,032 shares in respect of restricted stock units scheduled to vest on March 15, 2020.*

(12) *Includes 610,438 shares in respect of vested SSARs, 56,509 deferred stock units, 24,953 shares in respect of restricted stock units scheduled to vest on March 15, 2020 and 16,486 shares held in our 401(k) plan.*

(13) *Number of shares beneficially owned and percentage ownership based on information contained in a Schedule 13G/A filed with the SEC on February 5, 2020 by BlackRock, Inc. with respect to beneficial ownership of Dover common stock as of December 31, 2019. BlackRock reported sole dispositive power with regard to all shares and sole voting power with regard to 6,284,380 of such shares. BlackRock, Inc.'s offices are located at 55 East 52nd Street, New York, NY 10055.*

(14) *Number of shares beneficially owned and percentage ownership based on information contained in a Schedule 13G filed with the SEC on February 13, 2020 by Boston Partners with respect to beneficial ownership of Dover common stock as of December 31, 2019. Boston Partners reported sole dispositive power with regard to all of the shares and sole voting power with regard to 6,284,380 of such shares. Boston Partner's offices are located at One Beacon Street 30th Floor, Boston MA 02108.*

(15) *Number of shares beneficially owned and percentage ownership based on information contained in a Schedule 13G/A filed with the SEC on January 13, 2020 by JPMorgan Chase & Co. with respect to beneficial ownership of Dover common stock as of December 31, 2019. JPMorgan Chase & Co. reported sole voting power with regard to 9,308,203 of the shares, shared voting power with regard to 22,297 of the shares, sole dispositive power with regard to 9,524,407 of the shares and shared dispositive power with regard to 59,503 of the shares. JPMorgan Chase & Co.'s address is 383 Madison Avenue, New York, NY 10017.*

(16) *Number of shares beneficially owned and percentage ownership based on information contained in a Schedule 13G filed with the SEC on February 13, 2020 by State Street Corporation with respect to beneficial ownership of Dover common stock as of December 31, 2019. State Street Corporation reported shared voting power with regarding to 7,158,337 of the shares and shared dispositive power with regard to 7,883,553 of the shares. State Street Corporation's offices are located at One Lincoln Street, Boston, MA 02111.*

(17) *Number of shares beneficially owned and percentage ownership based on information contained in a Schedule 13G/A filed with the SEC on February 11, 2020 by The Vanguard Group with respect to beneficial ownership of Dover common stock as of December 31, 2019. The Vanguard Group reported sole voting power with regard to 217,436 of the shares, shared voting power with regard to 40,710 of the shares, sole dispositive power with regard to 247,597 of the shares and shared dispositive power with regard to 17,569,176 of the shares. The Vanguard Group's address is 100 Vanguard Blvd., Malvern, PA 19355.*

## Stock Ownership Guidelines

Our Board has adopted a policy that directors are expected to hold at any time a number of shares at least equal to the aggregate number of shares they received as the stock portion of their annual retainer during the past five years, net of an assumed 30% tax rate.

Executive officers are expected to hold a number of shares with a value at least equal to a multiple of their annual salary. For a discussion of the executive officer share ownership guidelines, see "*Executive Compensation —Compensation Discussion and Analysis — Other Compensation Programs and Policies."*

# General Information About the Annual Meeting

We are providing this Proxy Statement to our shareholders in connection with the solicitation of proxies by the Board for use at the Annual Meeting. We are mailing this Notice of Annual Meeting and Proxy Statement beginning on or about March 26, 2020.

## Record Date

The record date for determining shareholders eligible to vote at the Annual Meeting is March 12, 2020. As of the close of business on that date, we had outstanding 144,083,998 shares of common stock. Each share of common stock is entitled to one vote on each matter.

## Electronic Delivery of Proxy Materials

As permitted under SEC rules, we are making this Proxy Statement and our Annual Report to Shareholders (which includes our Annual Report on Form 10-K for the year ended December 31, 2019) available to shareholders electronically via the internet. We believe electronic delivery expedites receipt of our proxy materials by shareholders, while lowering the costs and reducing the environmental impact of the Annual Meeting. If you receive a notice of internet availability of proxy materials by mail, you will not receive a printed copy of the proxy materials by mail unless you specifically request them. Instead, the notice of internet availability will provide instructions as to how you may review the proxy materials and submit your voting instructions over the internet. If you receive the notice by mail and would like to receive a printed copy of the proxy materials, you should follow the instructions in the notice of internet availability for requesting a printed copy. In addition, the proxy card contains instructions for electing to receive proxy materials over the internet or by mail in future years.

## Shareholders of Record; Beneficial Owners

Most holders of our common stock hold their shares beneficially through a broker, bank or other nominee rather than of record directly in their own name. As summarized below, there are some differences in the way to vote shares held of record and those owned beneficially.

If your shares are registered directly in your name with our transfer agent, you are considered the shareholder of record of those shares, and the notice of internet availability or proxy materials are being sent directly to you. As a shareholder of record, you have the right to grant your voting proxy directly to the persons named as proxy holders or to vote in person at the Annual Meeting. If you received or requested printed copies of the proxy materials, Dover has enclosed a proxy card for you to use. You may also submit your proxy on the internet or by telephone as described in the proxy card.

If your shares are held in a brokerage account or by a bank or other nominee, you are considered the beneficial owner of the shares held in "street name," and these proxy materials are being forwarded to you by your broker or nominee who is considered the shareholder of record of those shares. As the beneficial owner, you generally have the right to direct your broker on how to vote and are also invited to attend the Annual Meeting. However, since you are not the shareholder of record, you may not vote those shares in person at the Annual Meeting unless you have a proxy, executed in your favor, from the holder of record of your shares. Your broker or nominee has enclosed a voting instruction card for you to use in directing your broker or nominee as to how to vote your shares. We strongly encourage you to instruct your broker or nominee how you wish to vote.

## Vote Required; Abstentions and Broker Non-Votes; Quorum

For Proposal 1, a majority of the votes cast at the Annual Meeting is required to elect directors. This means that the number of votes cast "FOR" a director must exceed the number of votes cast "AGAINST" that director in order for that director to be elected. Our organizational documents do not provide for cumulative voting.

Proposal 2 will require the affirmative vote of at least a majority of shares present in person or by proxy and entitled to vote thereon.

Proposal 3 is a nonbinding, advisory resolution so its ultimate adoption is at the discretion of the Board. The affirmative vote of a majority of shares present in person or by proxy and entitled to vote thereon will be deemed to be approval by the shareholders of Proposal 3.

Proposal 4 will require the affirmative vote of at least a majority of shares present in person or by proxy and entitled to vote thereon. Proposal 4 is a shareholder advisory resolution that will not itself affect any amendment to our charter or by-laws.

**GENERAL INFORMATION ABOUT THE ANNUAL MEETING**

If you are a shareholder of record and you sign and return your proxy card or vote electronically without making any specific selection, then your shares will be voted FOR all director nominees listed in Proposal 1 and FOR Proposals 2 and 3, and AGAINST Proposal 4.

If you specify that you wish to "ABSTAIN" from voting on an item, then your shares will not be voted on that particular item. Abstentions will not affect the outcome of the vote on Proposal 1. However, they will have the same effect as a vote against Proposals 2, 3, and 4.

If you are a beneficial owner and hold your shares through a broker or other nominee and do not provide your broker or nominee with voting instructions, the broker or nominee will have discretionary authority to vote your shares on routine matters only and will not vote your shares on non-routine matters. This is generally referred to as a "broker non-vote." Only Proposal 2 will be considered a routine matter for the Annual Meeting. Accordingly, a broker or other nominee will not be able to vote on Proposals 1, 3, and 4 without voting instructions. Broker non-votes will not affect the outcome of the vote on Proposals 1, 3 and 4 as they will not be counted as being present and entitled to vote on such proposals.

For purposes of the Annual Meeting, there will be a quorum if the holders of a majority of the outstanding shares of our common stock entitled to vote at the Annual Meeting are present in person or by proxy. Abstentions and broker non-votes will be counted for purposes of determining if a quorum is present.

## Voting Procedures

If you are a shareholder of record, you may vote in person at the Annual Meeting or submit your proxy or voting instruction form over the internet, by telephone or by mail by following the instructions provided in our notice of internet availability, in the proxy materials or in the voting instruction form. If you hold your shares beneficially in "street name" through a broker or other nominee, you must follow the instructions provided by your broker or nominee to vote your shares.

## Revoking Your Proxy/Changing Your Voting Instructions

If you are a shareholder of record, whether you give your proxy over the internet, by telephone or by mail, you may revoke it at any time before it is exercised. You may submit a new proxy by using the internet or the telephone or by mailing a new proxy card bearing a later date so long as it is received before the Annual Meeting. You may also revoke your proxy by attending the Annual Meeting and voting in person, although attendance at the Annual Meeting will not, by itself, revoke your proxy. If you hold your shares beneficially in "street name" through a broker or other nominee, you must follow the instructions provided by your broker or nominee as to how you may change your voting instructions.

## Shareholders Sharing the Same Address

SEC rules permit us to deliver one copy of the Proxy Statement or a notice of internet availability of the Proxy Statement to multiple shareholders of record who share the same address and have the same last name, unless we have received contrary instructions from one or more of such shareholders. This delivery method, called "householding," reduces our printing and mailing costs. Shareholders who participate in householding will continue to receive or have internet access to separate proxy cards.

If you are a shareholder of record subject to householding and wish to receive a separate copy of the Proxy Statement or notice of internet availability of the proxy materials, now or in the future, at the same address or if you are currently receiving multiple copies of such materials at the same address and wish to receive only a single copy, please write to or call the Corporate Secretary, Dover Corporation, 3005 Highland Parkway, Downers Grove, Illinois 60515, telephone: (630) 541-1540.

Beneficial owners sharing an address who are currently receiving multiple copies of the proxy materials or notice of internet availability of the proxy materials and wish to receive only a single copy in the future, or who currently receive a single copy and wish to receive separate copies in the future, should contact their bank, broker or other holder of record to request that only a single copy or separate copies, as the case may be, be delivered to all shareholders at the shared address in the future.

## Proxy Solicitation Costs

We will pay the reasonable and actual costs of printing, mailing and soliciting proxies, but we will not pay a fee to any of our officers or employees or to officers or employees of any of our subsidiaries as compensation for soliciting proxies. We have retained Morrow Sodali, LLC to solicit brokerage houses and other custodians, nominees or fiduciaries, and to send proxies and proxy materials to the beneficial owners of such shares, for a fee of approximately $20,000 plus expenses.

## Other Matters

Our Board and management have not received notice of, and are not aware of, any business to come before the Annual Meeting other than the agenda items referred to in this Proxy Statement and the submission of the Additional Proposal. If, however, any other business properly comes before the meeting, the persons named as proxies will use their best judgment in voting the proxies.

## Shareholder Proposals and Director Nominations for 2021 Annual Meeting

In order for shareholder proposals to be included in our proxy statement for the Annual Meeting of Shareholders to be held in 2021 (the "2021 Annual Meeting"), they must be received by our Corporate Secretary at our principal executive offices, 3005 Highland Parkway, Downers Grove, Illinois, 60515, no later than the close of business on November 27, 2020.

In 2016, we adopted a proxy access right to permit a shareholder or a group of up to 20 shareholders owning 3% or more of our outstanding common stock continuously for at least three years to nominate and include in our proxy materials director candidates constituting up to the greater of two individuals or 20% of the Board, provided that the shareholder(s) and the nominee(s) satisfy the requirements specified in our by-laws. In order to be timely, notice of proxy access director nominees must be received by our Corporate Secretary at our principal executive offices at the address above no earlier than the open of business on October 28, 2020 and no later than the close of business on November 27, 2020 being, respectively, 150 days and 120 days prior to the first anniversary of the date we first distributed this proxy statement.

All other shareholder nominations and proposals, in order to be voted on at the 2021 Annual Meeting, must be received by us no earlier than the open of business on January 9, 2021, and no later than the close of business on February 8, 2021 being, respectively, 120 days and 90 days prior to the date of the first anniversary of the 2019 Annual Meeting.

# Where You Can Find Additional Information

Our website is located at www.dovercorporation.com. Although the information contained on or connected to our website is not part of this Proxy Statement, you can view additional information on our website, such as:

- Charters of our Board committees

- Corporate Governance Guidelines

- Code of Business Conduct & Ethics

- Related Person Transactions Policy

- Standards for Director Independence

- Other governance materials and reports that we file with the SEC. Copies of these documents also may be obtained free of charge by writing or calling the Corporate Secretary, Dover Corporation, 3005 Highland Parkway, Downers Grove, Illinois 60515, telephone: (630) 541-1540

# Caution Concerning Forward-Looking Statements

This proxy statement contains forward-looking statements that are inherently subject to uncertainties and risks. We caution investors to be guided in their analysis of Dover by referring to the documents we file with the SEC, including our Annual Report on Form 10-K for 2019, for a list of factors that could cause our results to differ from those anticipated in any such forward-looking statements.

# Non-GAAP Disclosures

In an effort to provide investors with additional information regarding our results as determined by accounting principles generally accepted in the United States of America ("GAAP"), we also disclose non-GAAP information that we believe provides useful information to investors. Adjusted earnings from continuing operations, adjusted diluted earnings per common share, total segment earnings (EBIT), adjusted segment EBIT margin, and free cash flow are not financial measures under GAAP and should not be considered as a substitute for net earnings or diluted earnings per common share as determined in accordance with GAAP, and they may not be comparable to similarly titled measures reported by other companies.

### Adjusted Earnings Per Share

Earnings from continuing operations are adjusted by the effect of acquisition-related amortization, rightsizing and other costs, loss on extinguishment of debt, loss on assets held for sale, the Tax Reform Act, gains on disposition of businesses, disposition costs, and a product recall reversal to derive at adjusted earnings from continuing operations and adjusted diluted earnings per common share as follows:

| (in thousands, except per share data) | | 2019 | | 2018 | | 2017 |
|---|---|---|---|---|---|---|
| **Adjusted earnings from continuing operations:** | | | | | | |
| Earnings from continuing operations | $ | 677,918 | $ | 591,145 | $ | 746,663 |
| Acquisition-related amortization, pre-tax [1] | | 138,336 | | 146,297 | | 151,277 |
| Acquisition-related amortization, tax impact [2] | | (34,768) | | (37,001) | | (48,881) |
| Rightsizing and other costs, pre-tax [3] | | 32,153 | | 72,828 | | 49,379 |
| Rightsizing and other costs, tax impact [2] | | (6,789) | | (14,531) | | (14,746) |
| Loss on extinguishment of debt, pre-tax [4] | | 23,543 | | — | | — |
| Loss on extinguishment of debt, tax impact [2] | | (5,163) | | — | | — |
| Loss on assets held for sale [5] | | 46,946 | | — | | — |
| Tax Cuts and Jobs Act [6] | | — | | (2,832) | | (54,908) |
| Gain on dispositions, pre-tax [7] | | — | | — | | (205,334) |
| Gain on dispositions, tax impact [2] | | — | | — | | 32,753 |
| Disposition costs, pre-tax [8] | | — | | — | | 5,245 |
| Disposition costs, tax impact [2] | | — | | — | | (2,015) |
| Product recall reversal, pre-tax | | — | | — | | (7,200) |
| Product recall reversal, tax impact [2] | | — | | — | | 2,614 |
| **Adjusted earnings from continuing operations** | $ | 872,176 | $ | 755,906 | $ | 654,847 |
| **Diluted average shares outstanding** | | 146,992 | | 152,133 | | 157,744 |
| **Adjusted diluted earnings per common share*:** | | | | | | |
| Earnings from continuing operations | $ | 4.61 | $ | 3.89 | $ | 4.73 |
| Acquisition-related amortization, pre-tax [1] | | 0.94 | | 0.96 | | 0.96 |
| Acquisition-related amortization, tax impact [2] | | (0.24) | | (0.24) | | (0.31) |
| Rightsizing and other costs, pre-tax [3] | | 0.22 | | 0.48 | | 0.31 |
| Rightsizing and other costs, tax impact [2] | | (0.06) | | (0.10) | | (0.09) |
| Loss on extinguishment of debt, pre-tax [4] | | 0.16 | | — | | — |
| Loss on extinguishment of debt, tax impact [2] | | (0.04) | | — | | — |
| Loss on assets held for sale [5] | | 0.32 | | — | | — |
| Tax Cuts and Jobs Act [6] | | — | | (0.02) | | (0.35) |
| Gain on dispositions, pre-tax [7] | | — | | — | | (1.30) |
| Gain on dispositions, tax impact [2] | | — | | — | | 0.21 |
| Disposition costs, pre-tax [8] | | — | | — | | 0.03 |
| Disposition costs, tax impact [2] | | — | | — | | (0.02) |
| Product recall reversal, pre-tax | | — | | — | | (0.05) |
| Product recall reversal, tax impact [2] | | — | | — | | 0.02 |
| **Adjusted diluted earnings per common share** | $ | 5.93 | $ | 4.97 | $ | 4.15 |

[1] Includes amortization on acquisition-related intangible assets and inventory step-up.

[2] Adjustments were tax effected using the statutory tax rates in the applicable jurisdictions or the effective tax rate, where applicable, for each period.

[3] Rightsizing and other costs include actions taken on employee reductions, facility consolidations and site closures, product line exits and other associated asset charges.

[4] Represents a loss on early extinguishment of €300,000 2.125% notes due 2020 and $450,000 4.30% notes due 2021.

[5] Represents a loss on assets held for sale of Finder. Under local law, no tax benefit is realized from the loss on the sale of a wholly-owned business.

[6] 2017 Tax impact primarily related to the enactment of the Tax Reform Act. This benefit also includes decreases in statutory tax rates of foreign jurisdictions. 2018 adjustment represents tax benefits related to additional Tax Reform Act regulatory guidance covered by SAB 118.

[7] Includes gains from the sales of Performance Motorsports International ("PMI") and Warn Industries, Inc. ("Warn") in the first and fourth quarters of 2017.

[8] Disposition costs include costs related to the fourth quarter 2017 sale of Warn.

[*] Per share data and totals may be impacted by rounding.

**Adjusted Segment EBIT Margin**

Segment earnings (EBIT) is adjusted by the effect of rightsizing and other costs, loss on assets held for sale, gain on dispositions, disposition costs, and product recall reversal to derive at total adjusted segment earnings (EBIT). Total adjusted segment earnings (EBIT) is divided by total segment revenue to derive at adjusted segment EBIT margin as follows:

| (in thousands) | 2019 | 2018 | 2017 |
|---|---|---|---|
| **Segment earnings (EBIT):** | | | |
| Engineered Products | $ 291,848 | $ 252,368 | $ 437,079 |
| Fueling Solutions | 231,873 | 152,255 | 159,180 |
| Imaging & Identification | 229,484 | 198,902 | 167,404 |
| Pumps & Process Solutions | 240,081 | 237,549 | 209,451 |
| Refrigeration & Food Equipment | 118,832 | 136,119 | 193,822 |
| Total segment earnings (EBIT) [1] | 1,112,118 | 977,193 | 1,166,936 |
| Rightsizing and other costs | 26,555 | 58,587 | 33,151 |
| Loss on assets held for sale [2] | 46,946 | — | — |
| Gain on dispositions [3] | — | — | (205,334) |
| Disposition costs [4] | — | — | 5,245 |
| Product recall reversal | — | — | (7,200) |
| **Adjusted segment EBIT** | $ 1,185,619 | $ 1,035,780 | $ 992,798 |
| | | | |
| **Adjusted segment EBIT margin** | 16.6% | 14.8% | 14.5% |

[1] Refer to the table below for reconciliaiton of total segment earnings (EBIT) to net earnings.

[2] Represents a loss on assets held for sale of Finder. Under local law, no tax benefit is realized from the loss on the sale of a wholly-owned business.

[3] Includes gains from the sales of PMI and Warn in the first and fourth quarters of 2017.

[4] Disposition costs include costs related to the fourth quarter 2017 sale of Warn.

| (in thousands) | 2019 | 2018 | 2017 |
|---|---|---|---|
| **Net Earnings:** | | | |
| Total segment earnings (EBIT) | $ 1,112,118 | $ 977,193 | $ 1,166,936 |
| Corporate expense / other | 147,817 | 129,724 | 154,664 |
| Interest expense | 125,818 | 130,972 | 144,948 |
| Interest income | (4,526) | (8,881) | (8,491) |
| Earnings from continuing operations before provision for income taxes | 843,009 | 725,378 | 875,815 |
| Provision for income taxes | 165,091 | 134,233 | 129,152 |
| Earnings from continuing operations | 677,918 | 591,145 | 746,663 |
| Earnings (loss) from discontinued operations, net | — | (20,878) | 65,002 |
| **Net earnings** | $ 677,918 | $ 570,267 | $ 811,665 |

### Free Cash Flow

Free cash flow represents net cash provided by operating activities minus capital expenditures as follows:

| (in thousands) | 2019 | | 2018 | | 2017 | |
|---|---|---|---|---|---|---|
| Cash flow from operating activities | $ | 945,306 | $ | 789,193 | $ | 739,409 |
| Less: Capital expenditures | | (186,804) | | (170,994) | | (170,068) |
| **Free cash flow** | $ | 758,502 | $ | 618,199 | $ | 569,341 |
| Free cash flow as a percentage of revenue | | 10.6% | | 8.8% | | 8.3% |

### Revenue Growth Factors

| | 2019 Full Year |
|---|---|
| Organic | 3.8% |
| Acquisitions | 0.8% |
| Dispositions | (0.5)% |
| Currency translation | (2.0)% |
| Total* | 2.1% |

* Total may be impacted by rounding.

### Non-GAAP Disclosures

Adjusted earnings from continuing operations represents earnings from continuing operations adjusted for the effect of acquisition-related amortization, rightsizing and other costs, loss on extinguishment of debt, loss on assets held for sale, the Tax Cuts and Jobs Act, gains on disposition of businesses, disposition costs, and a product recall reversal. We exclude after-tax acquisition-related amortization because the amount and timing of such charges are significantly impacted by the timing, size, number and nature of the acquisitions the Company consummates. We exclude the other items because they occur for reasons that may be unrelated to the Company's commercial performance during the period and/or Management believes they are not indicative of the Company's ongoing operating costs or gains in a given period.

Adjusted diluted earnings per share from continuing operations represents adjusted earnings from continuing operations divided by average diluted shares.

Total segment earnings (EBIT) is defined as earnings from continuing operations before income taxes, net interest expense and corporate expenses.

Adjusted segment EBIT is defined as earnings from continuing operations before income taxes, net interest expense, corporate expenses, rightsizing and other costs, 2019 loss on assets held for sale, 2017 gain on dispositions, 2017 disposition costs, and 2017 product recall reversal. Adjusted segment EBIT Margin is defined as adjusted segment EBIT divided by total segment revenue.

Management believes these measures are useful to investors to better understand the Company's ongoing profitability as it will better reflect the Company's core operating results, offer more transparency and facilitate easier comparability to prior and future periods and to its peers.

Free cash flow represents net cash provided by operating activities minus capital expenditures. Free cash flow as a percentage of revenue equals free cash flow divided by revenue. Management believes that free cash flow and free cash flow as a percentage of revenue are important measures of operating performance because it provides management and investors a measurement of cash generated from operations that is available for mandatory payment obligations and investment opportunities, such as funding acquisitions, paying dividends, repaying debt and repurchasing our common stock.

Management believes that reporting organic revenue growth, which excludes the impact of foreign currency exchange rates and the impact of acquisitions and dispositions, provides a useful comparison of our revenue performance and trends between periods.



DOVER CORPORATION
3005 HIGHLAND PARKWAY
DOWNERS GROVE, IL 60515

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Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

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E95869-P33772-276380

**THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.**

---

**DOVER CORPORATION**

**The Board of Directors recommends a vote FOR each director under Item 1:**

1. Election of Directors

| | | For | Against | Abstain |
|---|---|---|---|---|
| 1a. | H. J. Gilbertson, Jr. | ☐ | ☐ | ☐ |
| 1b. | K. C. Graham | ☐ | ☐ | ☐ |
| 1c. | M. F. Johnston | ☐ | ☐ | ☐ |
| 1d. | E. A. Spiegel | ☐ | ☐ | ☐ |
| 1e. | R. J. Tobin | ☐ | ☐ | ☐ |
| 1f. | S. M. Todd | ☐ | ☐ | ☐ |
| 1g. | S. K. Wagner | ☐ | ☐ | ☐ |
| 1h. | K. E. Wandell | ☐ | ☐ | ☐ |
| 1i. | M. A. Winston | ☐ | ☐ | ☐ |

**The Board of Directors recommends a vote FOR Items 2 and 3:**

| | | For | Against | Abstain |
|---|---|---|---|---|
| 2. | To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2020. | ☐ | ☐ | ☐ |
| 3. | To approve, on an advisory basis, named executive officer compensation. | ☐ | ☐ | ☐ |

**The Board of Directors recommends a vote AGAINST Item 4:**

| | | For | Against | Abstain |
|---|---|---|---|---|
| 4. | To consider a shareholder proposal regarding the right to allow shareholders to act by written consent. | ☐ | ☐ | ☐ |

**NOTE:** Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

| Signature [PLEASE SIGN WITHIN BOX] | Date | Signature (Joint Owners) | Date |
|---|---|---|---|
| | | | |

**WE ENCOURAGE YOU TO TAKE ADVANTAGE OF INTERNET OR TELEPHONE VOTING,
BOTH ARE AVAILABLE 24 HOURS A DAY, 7 DAYS A WEEK.**

Internet and telephone voting are available through 11:59 PM Eastern Time
the day before the annual meeting date.

Your Internet or telephone vote authorizes the named proxies to vote these shares in the
same manner as if you marked, signed and returned your proxy card.

| INTERNET | OR | TELEPHONE |
|---|---|---|
| http://www.proxyvote.com | | 1-800-690-6903 |
| Use the Internet to vote your proxy. Have your proxy card in hand when you access the website. | | Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call. |

**If you vote your proxy by Internet or telephone, you do NOT need to mail back your proxy card.
To vote by mail, sign and date your proxy card and return it in the enclosed postage-paid envelope.**

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**Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:**

The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

---

E95870-P33772-Z76380

## PROXY
## DOVER CORPORATION
## PROXY SOLICITED BY BOARD OF DIRECTORS FOR ANNUAL MEETING
## MAY 8, 2020

The undersigned hereby appoints Richard J. Tobin, Brad M. Cerepak and Ivonne M. Cabrera, and each of them, as the undersigned's proxy or proxies, each with full power of substitution, to vote all shares of Common Stock of Dover Corporation which the undersigned is entitled to vote at the Annual Meeting of Shareholders to be held in Downers Grove, IL on May 8, 2020 at 9:00 A.M., local time, and any adjournments thereof, as fully as the undersigned could if personally present, upon the proposals set forth on the reverse side hereof, revoking any proxy or proxies heretofore given. For participants in the Company's Retirement Savings Plan, this proxy will govern the voting of stock held for the account of the undersigned in the Plan.

IMPORTANT - You have the option of voting these shares by returning the enclosed proxy card, voting via Internet or by using a toll-free telephone number above and on the reverse side. On the reverse side of this proxy card are instructions on how to vote via the Internet or by telephone. If you vote by either of these methods, your vote will be recorded as if you mailed in your proxy card. If you vote by returning this proxy card, you must sign and date this proxy on the reverse side.

**THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE SPECIFICATIONS MADE ON THE REVERSE SIDE, BUT IF NO CHOICES ARE INDICATED, THIS PROXY WILL BE VOTED FOR ALL NOMINEES LISTED ON THE REVERSE SIDE, AND FOR PROPOSALS 2 AND 3 AND AGAINST PROPOSAL 4.**

**Continued and to be signed on reverse side**